16


06016634

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Amrad Corp Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

FILE NO. 82- 04867 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw
DAT : 9/7/06


FILE No.
82-4937

RECEIVED

2006 SEP -6 P 12:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

amrad Corp Ltd

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES

CONCISE FINANCIAL REPORT FOR THE YEAR ENDED 30 JUNE 2006

6/30/06

ABN 37 006 614 375

The financial statements and other specific disclosures is an extract of, and has been derived from the full financial report of, Zenyth Therapeutics Limited and its controlled entities (consolidated entity) for the financial year ended 30 June 2006. Other information included in the concise financial report is consistent with the consolidated entity's full financial report.

The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

A copy of the consolidated entity's 2006 Annual Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2006 Annual Report can be requested by telephone (Australia: (613) 9611 5711) and by Internet at zenyth.com.au

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

The directors present their report together with the financial report of Zenyth Therapeutics Limited (the Company) and of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2006 and the auditor's report thereon. Following the receipt of approval from shareholders at the Company's Annual General Meeting held on 26 October 2005 and effective from 1 December 2005, Amrad Corporation Limited changed its name to Zenyth Therapeutics Limited. All references in this financial report are to the new company name.

Contents of Directors' Report

Principal activities

The principal activity of the consolidated entity during the course of the financial year was the development and commercialisation of pharmaceutical programs and projects. The business encompasses the conduct of pharmaceutical research, development, intellectual property protection and commercialisation with the aim of discovering and developing human pharmaceutical products for sale in world markets.

Operating and financial review

The consolidated entity recorded an operating loss of $4,429,000 (2005: $1,776,000) for the financial year ended 30 June 2006.

Operating and financial review (continued)

The exclusive licence agreement with major global pharmaceutical company Merck delivered a further milestone for the 2006 year giving rise to revenue of AUD$3.3m (2005: AUD$4.0m). The IL-13R project partnered with Merck has made continued progress towards the clinic during the 2006 year and cumulative project revenues at 30 June 2006 stood at US$16.5 million.

The return on invested funds under management for the year of $4,225,000 (2005: $5,317,000) represents an effective rate of return in the vicinity of 9% for the year and reflects a positive performance by both fund managers for the year within the clearly defined risk investment parameters imposed by the Company's treasury policy.

Drug development

The advanced portion of Zenyth's portfolio comprises five compounds at various stages of preclinical and clinical development.

Project: IL-13R alpha 1 Antibody – A new approach to treating asthma

Zenyth and partner Merck & Co., Inc. (Merck) are developing a monoclonal antibody that targets the interleukin-13 receptor alpha-1 (IL-13Rα1) subunit to inhibit IL-13 activity as a novel approach to the treatment of asthma and other respiratory diseases.

After an extensive collaborative effort involving scientists from both Zenyth and Merck, an optimized fully human monoclonal antibody designated MK-6105 has been selected by Merck for further development. Preliminary manufacturing activities are underway and formal preclinical development is expected to commence shortly. Merck is responsible for the formal preclinical activities as well as the subsequent clinical development and marketing. Initial clinical development will be focused on asthma, however additional respiratory and other indications will also be considered.

Project: GM-CSFR antibody – A new treatment for rheumatoid arthritis

Zenyth and Cambridge Antibody Technology (CAT) partnered in 2001 to discover and develop therapeutic antibodies against the GM-CSF receptor alpha subunit (GM-CSFRα) for the treatment of inflammatory diseases such as rheumatoid arthritis. Under the terms of the collaboration Zenyth and CAT intend to co-develop a GM-CSFRα antibody until the end of Phase II clinical trials and will share costs and profit on a 50/50 basis. AstraZeneca recently (June 2006) acquired CAT and became Zenyth's new partner on the project.

Scientists at Zenyth and CAT have collaborated over a number of years to develop an optimized fully human monoclonal antibody that binds to the GM-CSFRα and inhibits the activity of GM-CSF. The antibody, which has been designated CAM-3001, is currently in formal preclinical development for rheumatoid arthritis (RA). A clinical trial application for the first Phase I clinical trial is expected to be submitted in the first half of 2007.

G-CSF antagonists

In February of this year Zenyth and MuriGen Therapeutics announced an agreement to co-develop antagonists of G-CSF, such as monoclonal antibodies or soluble receptors, for the treatment of inflammatory diseases including chronic obstructive pulmonary disease (COPD) and rheumatoid arthritis (RA). Zenyth and MuriGen will jointly fund research and development of the potential drug on a cost sharing basis through to completion of proof-of-concept in human clinical trials. In one aspect of the program Zenyth scientists are using the recently in-licensed Dyax phage display library in an effort to identify fully-human antibodies that inhibit G-CSF action. Zenyth and MuriGen expect to select a lead G-CSF antagonist for further development within a 12 month timeframe.

Project: VEGF-B antagonists - A novel approach to the treatment of cancer and inflammation

Zenyth and the Ludwig Institute for Cancer Research (Ludwig) are collaborating to develop antibody inhibitors of Vascular Endothelial Growth Factor B (VEGF-B) for potential use in the treatment of cancer and rheumatoid arthritis (RA).

Antibodies against VEGF-B are currently being assessed in animal models of cancer and RA. A decision on moving a VEGF-B antibody into formal development will be made once the results from those studies are available. A mouse monoclonal antibody which is a potent antagonist of VEGF-B has been humanised by Zenyth and is suitable for development.

Project: VEGF-B gene and protein therapies – A new treatment for cardiovascular disease

Zenyth has previously generated substantial evidence supporting the potential application of the VEGF-B gene and protein in cardiovascular disease and is presently strengthening this data package with a view to seeking a partner with specific expertise in the development of novel therapies for cardiovascular disease.

Suppressors of cytokine signalling (SOCS) – A new strategy for the modulation of cytokine signalling

SOCS are a family of naturally occurring proteins which modulate cytokine activity. Zenyth holds key intellectual property over these SOCS proteins and is currently employing various strategies to both inhibit and enhance SOCS activity and identify potential therapeutic candidates and relevant target diseases. In order to fully capitalise on the accrued scientific expertise and validation of key SOCS targets, Zenyth is interested to explore potential relationships with companies that possess complimentary skills to collaboratively develop new drugs for indications in which SOCS function plays a major role.

EGF inhibitor

The epidermal growth factor (EGF) pathway is a validated therapeutic target for cancer. Several drugs that bind to and inhibit receptor activity are either on the market or in late stage clinical trials.

Studies by Zenyth collaborators at the Commonwealth Scientific and Industrial Research Organisation (CSIRO) and the Ludwig Institute for Cancer Research (LICR) have identified a truncated form of the EGF receptor (EGFR) that binds to EGF and other EGFR ligands with high affinity. In cell-based assays the truncated receptor has been shown to be a potent inhibitor of EGF activity.

Zenyth is collaborating with CSIRO and the LICR to evaluate the potential of the truncated EGFR (known as EGFR501) as a novel treatment for cancer. Recombinant EGFR501 is currently undergoing rigorous testing in a number of animal models of human tumour growth.

Capital structure

There has been no movement in issued share capital during the financial year or since the reporting date and up to the date of this report.

Corporate Structure

Zenyth Therapeutics Limited is a company limited by shares that is incorporated and domiciled in Victoria, Australia. Zenyth Therapeutics Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the group's corporate structure.


Zenyth Therapeutics Limited
All subsidiaries are 100% owned
Amrad Pty Ltd Lessor of fixed assets
Zenyth Operations Pty Ltd R&D Operating entity
Burnley Property Pty Ltd Non-trading former property holder

Avexa Limited was a wholly owned entity on 1 July 2004 but was subsequently demerged effective from 7 September 2004. The demerger of the Zenyth anti-infectives business was successfully concluded during the previous financial-year culminating in Avexa being listed as a stand alone entity on the Australian Stock Exchange on 23 September 2004. Zenyth retained an initial 19.99% investment in Avexa at a cost of $4,800,000 and invested a further $1 million in the previous financial year as part of an Avexa capital raising. Zenyth's post capital raising holding in Avexa is 21,062,000 shares representing 10.6% of the Avexa issued share capital as at 30 June 2006 acquired at a total cost of $5.8 million.

At 30 June 2005, a provision of $2,746,010 was recorded against the cost of the investment to reflect the market value of the shares at that date of $0.145. A favourable movement of $1,790,259 was recorded in the 2006 income statement to reflect a closing Avexa share price at 30 June 2006 of $0.23.

Application to de-register Burnley Property Pty Ltd was filed with ASIC on 29 June 2006.

Unissued shares under option

1,447,000 (2005: 677,500) options with various exercise prices and expiry dates were cancelled during the financial year due to expiry or employee termination. A further 190,000 (2005: 400,000 options with an exercise price of $0.84 issued to former CEO Dr Smith) options with an exercise price of $0.86 expired on 6 August 2006 such that at the date of this report, 6,249,650 options to acquire ordinary shares of the Company were on issue as shown in the following table.

Subsequent to reporting date an offer of 1,000,000 options was made and accepted, comprising an offer of 200,000 options to acquire ordinary shares to each of the five members of the ZMG. The options have a five year term, an exercise price of $0.62 that represents a 25% premium to the weighted average trading price of the Company's shares for the first five days of trading in the 2007 financial year. The options were issued for no consideration and are exercisable 40% on 1 July 2007 with a further 20% on each of 1 July 2008, 1 July 2009 and 1 July 2010.

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

Unissued shares under option (continued)

Subject to the Plan Rules, options granted expire upon cessation of the employee's employment or the expiry date, whichever is the sooner. These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

Number of Options	Exercise Price	Expiry Date	Grant Date
250,000	$0.73	14 Nov 2006	14 Nov 2001
500,000	$1.28	30 Nov 2006	30 Nov 2001
500,000	$2.02	30 Nov 2006	30 Nov 2001
650,000	$0.88	13 Dec 2006	13 Dec 2001
50,000	$0.34	23 Jan 2008	23 Jan 2003
349,650	$0.84	31 Mar 2009	31 Mar 2004
550,000	$0.84	30 Jun 2009	21 Feb 2005
200,000	$0.84	16 Oct 2007	16 Oct 2004
400,000	$0.84	19 Jan 2010	19 Jan 2005
1,200,000	$0.62	30 Jun 2010	8 Aug 2005
200,000	$0.62	30 Jun 2011	7 Nov 2005
200,000	$0.62	30 Jun 2012	7 Nov 2005
200,000	$0.62	30 Jun 2013	7 Nov 2005
1,000,000	$0.62	30 June 2011	17 July 2006
6,249,650			

Directors

The directors of the Company at any time during or since the end of the financial year are:

Name, qualification and independence status	Age	Experience and special responsibilities	Listed company directorships in past three years & period held
Mr I R Davis LLB (Hons) Chairman and Non-Executive Director	60	Non-executive director and Deputy Chairman appointed on 22 April 2005. Appointed Chairman, a member of the Audit Committee and Chair of the Corporate Governance and Nominations Committee on 19 May 2005.	MaxiTrans Industries Ltd - Chairman since 1994 Circadian Technologies Ltd -Director from 1985 to 26 April 2005 Central Equity Ltd – Director from December 2003 to 29 June 2006 Baxter Group Ltd - Director since December 2004
Dr A D Nash BSc (Hons), PhD, GAICD Chief Executive Officer	44	Appointed as Chief Executive Officer on 15 August 2005.	None.
Mr J A C MacKenzie B.Bus, FCA, FAICD Non-Executive Director	54	Non-executive director appointed on 22 April 2005. Appointed a member of the Audit Committee on 19 May 2005 and Chair of that committee on 6 July 2006. Appointed a member of the Corporate Governance and Nominations Committee on 6 July 2006.	Mirvac Group – Director since January 2005 and Chairman since 10 November 2005 Medaire Inc – Director from May 2004 to July 2005 Child Care Centres of Australia Ltd – Director from August 2002 to July 2004 Circadian Technologies Limited – Director from July 2002
Prof S Itescu MBBS Hons, FRACP, FACP, FACR Non-Executive Director	49	Non-executive director appointed on 17 July 2003. Appointed a member of the Corporate Governance and Nominations Committee on 17 July 2003 and a member of the Audit Committee on 6 July 2006.	Mesoblast Limited - Director since 8 June 2004 Ambri Limited - Director since 18 September 2003

Independent non-executive director Ms H A Cameron resigned on 27 June 2006.

Company Secretary

Ms R M Fry has been the Company Secretary of Zenyth Therapeutics Limited since 4 May 1999. Prior to holding this position Ms Fry held the role of Corporate Counsel and in November 2000 was appointed as the Company's General Counsel & Company Secretary.

Directors' meetings

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

	Board Meetings		Audit Committee Meetings		Corporate Governance & Nominations Committee Meetings	
	Attended	Held (i)	Attended	Held (i)	Attended	Held (i)
Mr I R Davis	15	15	4	4	2	2
Dr A D Nash	13	13				
Mr J A C MacKenzie	14	15	3	4		
Ms H A Cameron (resigned 27 June 2006)	12	14	3	4	2	2
Prof S Itescu	14	15			-	2

(i) Represents the number of meetings held during the time that the director held office. Appointment and retirement dates are provided in the "Directors" table above.

Throughout the financial year up to 27 June 2006, Ms H A Cameron was Chair of the Board Audit Compliance and Risk Management Committee (referred to throughout this financial report as the Audit Committee) the role of which is to give the Board of Directors assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial report. Mr I R Davis and Mr J A C MacKenzie were members of the Committee throughout the financial year ended 30 June 2006 and Mr MacKenzie was appointed Chair on 6 July 2006.

Throughout the financial year ended 30 June 2006 Mr I R Davis was Chair of the Corporate Governance and Nominations Committee, the role of which is to review and provide advice to the Board of Directors on corporate governance matters and to review the mix of skills of the Board of Directors and conduct the process of searching for new directors. Prof S Itescu was a member of this Committee throughout the financial year as was Ms Cameron until her resignation on 27 June 2006.

Directors' interests

The relevant interest of each director in the share capital of the Company, as notified by the Company to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, as at the date of this report is shown in the following table.

	Ordinary Shares
	Number
Dr A D Nash	14,669
Mr I R Davis	200,000
Mr J A C MacKenzie	50,000
Prof S Itescu	34,253

There are no options on issue to non-executive directors.

Dividends

The directors do not recommend a dividend be paid or declared by the Company for the year. Since the end of the previous financial year no dividend has been paid.

Environmental regulation

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. The directors believe that the consolidated entity has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the consolidated entity.

Significant changes in the state of affairs

Other than the matters referred to in the subsequent events note, there have been no significant changes in the state of affairs of the Company or the consolidated entity during the financial year under review.

Events subsequent to reporting date

On 17 July 2006, the Company announced a proposal under which 100% of the issued shares in Zenyth would be acquired by CSL Limited. The acquisition is to be implemented by way of a scheme of arrangement between Zenyth and its shareholders (***Share Scheme***). The consideration to be offered by CSL to Zenyth shareholders will comprise 82 cents cash per Zenyth share and, subject to shareholder approval, a pro-rata capital return to Zenyth shareholders of all Zenyth's shareholding in Avexa Limited (***Avexa***) (***Special Distribution***). If the Special Distribution is approved by Zenyth shareholders, and if the Share Scheme becomes effective, Zenyth shareholders will also receive approximately one Avexa share for every six Zenyth shares they hold at the record date.

The proposal has been unanimously recommended by Zenyth's directors in the absence of a superior proposal, and subject to the receipt of an independent expert's report that the proposed transaction is in the best interests of Zenyth shareholders. Subject to those same qualifications, Zenyth's directors unanimously intend to vote all of the shares they hold or control in favour of the Share Scheme and the Special Distribution and all of the options they hold or control in favour of the proposed option scheme (see below).

Zenyth has approximately 6.4 million options on issue. Zenyth will also propose a scheme of arrangement between itself and its option holders to cancel these options for cash (***Option Scheme***). The cash consideration payable to Zenyth option holders will be based on standard option valuation methodology.

The Share Scheme will require the approval of Zenyth's shareholders and the approval of the Supreme Court of Victoria. Zenyth will also seek shareholder approval to undertake the Special Distribution. This approval will be sought at a general meeting to be held on the same day as the meeting to consider and vote on the Share Scheme.

Zenyth will also seek approval from its option holders, and the Court, for the cancellation of outstanding options under the Option Scheme. This approval will be sought at a meeting of option holders to be held on the same day as the meetings to consider and vote on the Share Scheme and the Special Distribution.

Zenyth and CSL have entered into a Merger Implementation Deed (***MID***) which provides a framework for implementing the proposed Share Scheme, Option Scheme and Special Distribution. An Explanatory Booklet with full details of the proposed transactions, including an Independent Expert's Report, is expected to be despatched to Zenyth shareholders in September 2006. The meetings to approve the Share Scheme, Option Scheme and the Special Distribution are expected to be held in early to mid October 2006.

The financial effect of the above announcement and related schemes on the financial performance and position of the consolidated entity has not been reflected in the financial statements as at and for the year ended ended 30 June 2006.

190,000 options to acquire ordinary shares with an exercise price of $0.86 have been cancelled since reporting date and up to the date of this financial report and 1,000,000 options issued with an exercise price of $0.62 and expiry date of 30 June 2011.

Other than the matters referred to above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Likely developments

Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Non-audit Services

The following non-audit services were provided by the Company's auditor, KPMG during the financial year. The directors are satisfied that the provision of non-audit services is compatible with the general standard for independence imposed by the Corporations Act 2001 and with the Company's own Auditor Independence Policy. The nature and scope of each of the non-audit services provided means that auditor independence was not compromised. KPMG received or are due to receive the following amounts for the provision of the following services:

Statutory audit services	$64,683
Tax compliance services	$28,550
Other assurance services	$13,600
Total	$106,833

Indemnification and insurance of officers

Indemnification

The Company has agreed to indemnify the following current directors of the Company, Mr I R Davis, Prof S Itescu and Mr J A C MacKenzie against liability arising as a result of a director acting as a director or other officer of the Company. The indemnity includes a right to require the Company to maintain directors and officers insurance that extends to former directors. The indemnity provided by the Company is an unlimited and continuing indemnity irrespective of whether a director ceases to hold any position in the Company.

Insurance Premiums

Since the end of the financial year, the Company has paid insurance premiums in respect of Directors' and Officers' Liability insurance, for current and former directors and officers including executive officers of the Company and directors and officers of the Company's controlled entities. The directors have not contributed to the payment of the policy premium. The policy prohibits disclosure of the premium.

The Directors' and Officers' Liability insurance policy covers the directors and officers of the Company and its controlled entities against loss arising from any claims made against them during the period of insurance (including company reimbursement) by reason of any wrongful act committed or alleged to have been committed by them in their capacity as directors or officers of the Company or its controlled entities and reported to the insurers during the policy period or if exercised, the extended reporting period.

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration forms part of the Directors' Report for the year ended 30 June 2006 and is set out on page 18.

Rounding off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and senior executives of the Company. Sections contained herein have been subject to audit unless otherwise noted.

A Directors' and senior executives' remuneration

The Corporate Governance and Nominations Committee, comprising non-executive directors of the Company, is responsible for making recommendations to the Board on remuneration policies and packages applicable to directors and senior managers of the Company and group executives of the consolidated entity. The broad remuneration policy for directors and senior management is to ensure the remuneration package appropriately reflects the person's duties and responsibilities, and that remuneration levels are competitive in attracting, retaining and motivating people who possess the requisite level of skill and experience. Incentives are provided to senior managers for the achievement of individual and strategic objectives with the broader view of creating value for shareholders.

B Fixed remuneration for employees

Fixed remuneration consists of a base remuneration package, which includes Fringe Benefits Tax calculated on any salary packaging arrangements and employer contributions to superannuation funds.

Fixed remuneration levels for staff are reviewed annually by the senior management group (being the executive officers listed in the table on page 13), referred to as the Zenyth Management Group (ZMG), through a process that considers the employee's personal development, the key performance indicators (KPIs) for the forthcoming year, industry benchmarks (wherever possible) and Consumer Price Index (CPI) data. Recommendations for staff are given by the ZMG to the Chief Executive Officer (CEO) for approval.

KPIs are individually tailored by the ZMG for each employee each year, and reflect an assessment of how that employee can fulfil their particular responsibilities in a way that best contributes to Company performance and shareholder wealth in that year. KPIs and remuneration levels are set for the ZMG by the CEO and for the CEO by the Board adopting the same process as that adopted for staff, with close alignment to each individual's role and responsibility within the organisation and in conjunction with the strategic objectives of the consolidated entity.

C Performance-linked remuneration

All employees other than non-executive directors may receive incentive payments and share options based on the achievement of specific goals related to (i) performance against individual KPIs and (ii) the performance of the consolidated entity as a whole as determined by the directors based on a range of factors. These factors include traditional financial considerations such as operating performance, cash consumption, movements in the Company's share price and deals concluded and also industry-specific factors relating to the advancement of the project portfolio, introduction of new projects to the portfolio, collaborations and relationships with scientific institutions, third parties and internal employees.

Employment contracts provide for incentive remuneration of up to 10% of the employee's total fixed remuneration package (although higher incentive remuneration payments may be made at the Board's discretion). Typically incentive remuneration is split 50% on personal performance and 50% on Company performance.

The Board at its sole discretion determines the total amount of performance-linked remuneration payable as a percentage of the total annualised salaries for all employees employed as at the end of the financial year (with pro rata reductions to the annualised salary made for any employee not employed for the entire financial year). Once the Board has determined the total performance-linked remuneration payable across the Company, ZMG members assess the performance of each individual staff member within their department, relative to that staff member's KPIs, and decide how much performance-linked remuneration should be paid to that person.

The ZMG members have full discretion to award individual employees in excess of or less than the performance-linked remuneration percentage determined by the Board, dependent upon their assessment of the employee's performance for the financial year, provided that the overall amount payable within the ZMG member's department remains within the stated percentage.

The CEO makes a recommendation annually to the Board in respect of incentive remuneration for the ZMG based on the same principles and processes as those adopted for all staff.

The Board similarly reviews the performance of the CEO and resolves accordingly on the appropriate level of performance incentive to be paid. Contractual arrangements with the CEO for the financial year ended 30 June 2006 were that the CEO would be entitled to an incentive payment if the Board determined that the KPIs set for the CEO had been met. The amount of any incentive payment was contractually prescribed to be up to 10% of the base remuneration package dependent upon the extent of achievement by the CEO of his KPIs.

C Performance-linked remuneration (continued)

Incentive payments are made before the end of August in the year following the performance review period ending on 30 June. The CEO in consultation with the ZMG has the discretion to recommend the offer of options to acquire ordinary shares to any member of staff in recognition of exemplary performance. Such options are likely to vest immediately upon issue given that they are issued as a reward for past performance rather than as a long term incentive. Any issue of options proposed as incentive remuneration requires approval by the Board and is subject to the option limits imposed by the Corporations Act 2001.

There is no absolute linkage between performance-linked remuneration and the Company's share price as a number of other factors are also taken into consideration, however share price movements are a key factor considered when assessing the Company performance component of performance-linked remuneration.

Both performance-linked and fixed remuneration are determined on an annual basis and so do not directly take into account personal and Company performance for periods before the 12 month period under consideration. However an individual's KPIs are set against the background of that individual's historical performance, and Company performance for a particular year is assessed against the background of the Company's performance in previous years; in this way the historical performance of both individuals and the Company is indirectly taken into account when fixing remuneration.

D Performance Management and Development System - unaudited

The consolidated entity adopts a Performance Management and Development System (PMDS) which is underpinned by the following mission statement for all employees:

- **Quality and Excellence**
  In our people and achievements

- **Honesty and Integrity**
  In all things we do

- **Ingenuity and Innovation**
  Thinking outside the square

- **Commitment and Perseverance**
  To achieve the objectives

- **Entrepreneurship**
  Exploiting opportunities

The objectives of the PMDS are as follows:

- Improvement of the quality of work, efficiency and productivity of all staff through continual skills improvement and through gaining new skills and knowledge.

- Recognition of current skills held against identified core competencies.

- Development and implementation of training plans relevant to Zenyth's business needs.

- Identification of career streams for all employees, outlining their progression from current skills levels as training and "on-the-job" learning is implemented.

- Development of a training/development process that provides "mobility" of skills that supports sound succession planning processes.

At the beginning of each financial year, individual and team performance for the previous year is assessed for every employee by their line manager and new objectives set for the forthcoming year. These objectives include department and project specific objectives together with individual stretch objectives, challenging, realistic and personal development objectives tailored to the employee's role within the organisation. Measurement, management support, target dates and training course requirements are all set. Progress against the objectives is reviewed during the year and percentage achievement concluded at the end of the year, whereupon the cycle recommences. The outputs of this process form the basis of the assessment of the individual's personal incentive remuneration.

E Contractual arrangements

The following contractual arrangements exist in respect of each executive employed by the consolidated entity under a contract as at 30 June 2006.

- All executive officers are employed on an open-ended contract subject to termination clauses.
- Each contract is terminable by the executive on the giving of three months notice in writing.
- Each contract is terminable by the Company on the giving of three months notice in writing. On termination by the Company, the executive will be entitled to work through a notice period or receive payment in lieu of notice of one twelfth of the base remuneration package of the executive for each year of service up to a maximum of twelve years service and subject to a minimum payment of three months notice.
- Subject to satisfaction of KPIs as determined at the sole discretion of the CEO, the executive is entitled to an incentive payment up to 10% of the base remuneration package.
- The executive may not engage in Restricted Activities as defined in the contract for a period of three months after termination within the geographic region of Victoria.

F Long Term Incentive

From time to time Board approval may be sought for the issue of options to acquire ordinary shares to staff and the ZMG as a means of providing a long term incentive for performance and loyalty. Any such options are issued under the Zenyth Key Employee Share Option Plan (KESOP).

The Company has adopted a policy for setting the exercise price of options issued as being to issue the options at a 25% premium to the volume weighted average share price for the five days prior to the date of issue of the options. The setting of an exercise price significantly higher than the market share price has been the effective performance hurdle adopted by the Board in setting the option parameters.

In order to give the incentive a medium to long term impact, the options have a five year life and a progressive vesting profile such that employees need to remain in employment within the consolidated entity in order for their options to become exercisable. A typical vesting profile would be as follows:

- nil vesting within twelve months of issue
- 40% vesting between one and two years of issue
- 20% vesting between two and three years of issue
- 20% vesting between three and four years of issue
- 20% vesting between four and five years of issue

G Other benefits

In addition to the fixed and at-risk remuneration, the Company provides salary continuance cover for its permanent employees engaged in more than 20 hours work per week and pays the administration fees for employees participating in the Aon Master Trust superannuation fund. The value for "Non-cash Benefits" in the remuneration tables represents the value of motor vehicle costs salary packaged by the executive.

H Director remuneration

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount approved by shareholders is then divided between the directors as agreed by the Board. The latest determination was at the 2003 Annual General Meeting when shareholders approved an aggregate remuneration not exceeding $500,000 per annum.

Non-executive directors do not receive performance related remuneration and the structure of non-executive director and senior management remuneration is separate and distinct. Non-executive directors do not have contracts of employment but are required to agree to be bound by the Board policies of Zenyth Therapeutics Ltd. These Board policies do not prescribe how remuneration levels for non-executive directors are modified from year to year. Remuneration levels are reviewed by the Board each year taking into account cost of living changes, changes to the scope of the roles of the directors, and any other relevant changes.

Directors' base fees are currently $50,000 per annum for non-executive directors and $100,000 for the Chairman. Additional remuneration for the Chairman of the Board Audit Compliance and Risk Management Committee is $10,000 per annum with $5,000 for members of that committee whereas the figures are $6,000 and $3,000 respectively for the Corporate Governance and Nominations Committee. All of these non-executive director remuneration amounts are exclusive of superannuation.

I Directors' and Executive Officers' remuneration tables

Details of the nature and amount of each major element of the remuneration of each director of the Company and each of the named officers of the Company and the consolidated entity receiving the highest remuneration for the period that the director or officer held that position during the current financial year and comparative year are shown in the following table.

There has been no exercise of options during either financial year. There is no component of the values recorded in the following table under the heading "Shares and Options issued" that relates to options that have lapsed during the financial year.

Amounts recorded under the heading of "Bonuses/Incentives" represent at risk components of remuneration and relate to individual and Company performance for the previous financial year but awarded in the ensuing financial year.

Amounts recorded for directors in the 2005 financial year under the "Shares and Options issued" column represents shares acquired under the Non-Executive Director Share Plan, details of which are provided later in this report. This plan was terminated on 19 May 2005.

Details of the consolidated entity's policy in relation to the proportion of remuneration that is performance related are provided earlier in this report. For the individuals named in the Directors' and Executive Officers' remuneration tables, details of their service contracts are provided earlier in this report.

Remuneration in the following tables is provided for the full financial year unless otherwise stated. Undisclosed insurance premiums paid by the Company for Directors' and Officers' Liability insurance have not been allocated against individual directors and officers.

2006:

	Primary:			Post employment	Share-based payments:	Other compensation	
	Base Remuneration (salary and fees)	Non-cash Benefits	Bonuses / incentives (ii)	Super-annuation benefits	Shares and Options issued (iii)	Termination and Retirement Benefits	Total remuneration
	$	$	$	$	$	$	$
Directors							
Non-executive							
Mr I R Davis	111,000	-	-	9,990	-	-	120,990
Ms H A Cameron	63,000	-	-	5,670	-	-	68,670
(resigned 27 June 2006)							
Prof S Itescu	53,000	-	-	4,770	-	-	57,770
Mr J A C MacKenzie	55,000	-	-	4,950	-	-	59,950
Executive							
Dr A D Nash (iv)	272,246	22,139	-	24,502	54,794 (15%)	-	373,681
Total compensation	**554,246**	**22,139**	**-**	**49,882**	**54,794**	**-**	**681,061**
Executives (excluding directors)							
Current - Key Management Personnel							
The Company (i)							
Dr A D Nash (iv)	39,188	3,192	20,000 (30%)	3,527	22,325 (25%)	-	88,232
Ms R M Fry	154,519	19,115	19,745 (9%)	16,833	22,325 (10%)	-	232,537
Mr A M Boyd	134,251	20,048	18,476 (9%)	36,000	15,646 (7%)	-	224,421
Consolidated							
Dr P L C Keep	142,189	20,160	14,071 (7%)	30,897	22,325 (10%)	-	229,642
Dr D E Crump	147,889	5,462	10,519 (6%)	22,104	22,325 (11%)	-	208,299
Dr S D B Scrofani (v)	94,609	15,946	- (nil%)	10,233	12,874 (10%)	-	133,662
Total compensation - Consolidated	**1,266,891**	**106,062**	**82,811**	**169,476**	**172,614**	**-**	**1,797,854**
Total compensation - Company	**882,204**	**64,494**	**58,221**	**106,242**	**115,090**	**-**	**1,226,251**

(i) The Company only employed these persons during the financial year in an executive officer capacity. Key Management Personnel titles are disclosed on page 15.

(ii) Figures in brackets represent percentage of total remuneration (excluding the value of options) that is performance related.

(iii) Figures in brackets represent value of options as a percentage of total remuneration.

(iv) Interim Chief Executive Officer from 1 July 2005 to 15 August 2005 when Dr Nash was formally appointed as CEO and as a director. The values attributed to equity compensation for Dr Nash represent options issued whilst an executive officer and executive director respectively. The bonus was paid to Dr Nash prior to his appointment as a director.

(v) Dr Scrofani was appointed to the ZMG effective on 1 October 2005. Dr Scrofani's remuneration has been reflected from 1 October 2005 to 30 June 2006. The pro-rata value of prior year options issued to Dr Scrofani that vested during the year has been included in the table.

In the following table of 2005 comparative information, Dr Smith resigned as a director and CEO on 19 May 2005 but served a period of notice that ended on 1 July 2005. Remuneration for Dr Smith is recorded in the following remuneration table as an executive director for the period from 1 July 2004 to 19 May 2005 and as an executive officer from 20 May 2005 to 30 June 2005. The incentive payment and fair value of options issued to Dr Smith have both been recorded wholly as remuneration in the capacity of Executive Director whilst the percentage remuneration applicable to incentives and options pertain to Dr Smith's entire remuneration for the 2005 year. In July 2005 and in accordance with his contract of employment, Dr Smith received a payment in lieu of notice covering the period from 1 July 2005 to 18 November 2005 of $139,578 and an incentive payment for performance to 19 May 2005 of $53,087. These amounts were accrued in the 2005 financial year and excluded from the remuneration table given that his tenure as an executive officer did not end until 1 July 2005.

2005:

	Primary:			Post employment	Share-based payments:	Other compensation	
	Base Remuneration (salary and fees)	Non-cash Benefits	Bonuses / incentives (ii)	Super-annuation benefits	Shares and Options issued (iii)	Termination and Retirement Benefits	Total remuneration
	$	$	$	$	$	$	$
Directors							
Non-executive							
Mr R W Moses (resigned 19 May 2005) (v)	71,241	-	-	19,745	14,926	-	105,912
Mr I R Davis (appointed 22 April 2005)	16,682	-	-	1,501	-	-	18,183
Mr O B O'Duill (retired 21 October 2004)	13,673	-	-	1,367	1,519	-	16,559
Ms H A Cameron	58,417	-	-	5,670	4,583	-	68,670
Prof S Itescu	43,833	-	-	3,945	9,167	-	56,945
Mr J A C MacKenzie (appointed 22 April 2005)	10,077	-	-	907	-	-	10,984
Mr G R Kaufman (resigned 22 April 2005)	37,500	-	-	3,375	8,333	-	49,208
Executive							
Dr P M Smith (vi)	253,700	27,023	32,500 (8.0%)	34,867	55,758 (13.8%)	-	403,848
Total compensation	**505,123**	**27,023**	**32,500**	**71,377**	**94,286**	**-**	**730,309**
Executives (excluding directors)							
Current -Key Management Personnel							
The Company (i)							
Dr P M Smith	32,989	3,887	-	4,534	-	-	41,410
Ms R M Fry	149,044	19,115	26,363 (12.3%)	18,798	36,218 (14.5%)	-	249,538
Mr A M Boyd	129,745	19,011	31,544 (14.6%)	36,000	13,546 (5.9%)	-	229,846
Consolidated							
Dr P L C Keep	139,716	19,160	-	30,432	15,684 (7.6%)	-	204,992
Dr A D Nash (iv)	158,994	25,331	26,584 (11.8%)	14,422	26,159 (10.4%)	-	251,490
Dr D E Crump	118,498	29,086	-	20,000	15,684 (8.5%)	-	183,268
Total compensation - Consolidated	**1,234,109**	**142,613**	**116,991**	**195,563**	**201,577**	**-**	**1,890,853**
Total compensation – Company	**816,901**	**69,036**	**90,407**	**130,709**	**144,050**	**-**	**1,251,103**

(i) The Company only employed these persons during the financial year in an executive officer capacity. Executive Officer titles are disclosed on page 15.

(ii) Figures in brackets represent percentage of total remuneration (excluding the value of options) that is performance related.

(iii) Figures in brackets represent value of options as a percentage of total remuneration.

(iv) Chief Scientific Officer to 19 May 2005 and Interim Chief Executive Officer from 20 May 2005.

(v) Subsequent to reporting date, a payment of $43,137 was made to Mr Moses in accordance with a resolution made by the Board in respect of entitlements accrued to Mr Moses during the period of operation of the former Directors Retirement Allowance.

(vi) Refer to the previous page in respect of former CEO Dr Smith's termination benefits.

J Analysis of bonuses and incentive payments included in remuneration - unaudited

All amounts recorded in the Directors' and Executive Officers' remuneration tables under the heading of "Bonuses / Incentives" are for performance for the previous financial year as determined in accordance with the PMDS. The remuneration is by way of payroll payment prior to the end of August following the year under review and is therefore fully vested in nature. All amounts are fully vested.

K Analysis of share-based payments granted as remuneration - unaudited

Details of the vesting profile of the options granted as remuneration during the financial year to each applicable person in the Directors' and Executive Officers' remuneration tables is detailed below.

Executives	Options granted: Number	Date	Number and % Vested in year	Forfeited in Year	Financial years in which grant vests	Value yet to vest in $
Executive Director						
Dr A D Nash	200,000	8 August 2005	80,000 (40%)	-	(i)	29,522
	600,000	7 November 2005	-	-	(ii)	96,930
Company executives						
Ms R M Fry	200,000	8 August 2005	80,000 (40%)	-	(i)	29,522
Mr A M Boyd	200,000	8 August 2005	80,000 (40%)	-	(i)	29,522
Consolidated entity executives						
Dr P L C Keep	200,000	8 August 2005	80,000 (40%)	-	(i)	29,522
Dr D E Crump	200,000	8 August 2005	80,000 (40%)	-	(i)	29,522
Dr S D B Scrofani	200,000	24 February 2006	80,000 (40%)	-	(i)	32,078

(i) Options vest 40% on issue and 20% on each of 1 July 2006, 1 July 2007 and 1 July 2008.

(ii) CEO options are exercisable on or within five years of each of 1 July 2006 (200,000), 1 July 2007 (200,000) and 1 July 2008 (200,000).

L Analysis of movements in options - unaudited

The only movement during the reporting period, by value, of options over ordinary shares in Zenyth issued during the year to each Company director and each of the five named Company and relevant group executives as applicable is detailed below.

Executive	Title	Granted in year (A)	Exercised in Year (B)	Forfeited in Year (C)	Total option value
		$	$	$	$
Dr A D Nash	Interim CEO to 15 August 2005;	39,362	-	-	39,362
	CEO from 15 August 2005.	150,204			150,204
Ms R M Fry	General Counsel & Company Secretary	39,362	-	-	39,362
Mr A M Boyd	Director, Finance and Administration	39,362	-	-	39,362
Dr P L C Keep	Director, Intellectual Property and Licensing	39,362	-	-	39,362
Dr D E Crump	Medical Director	39,362	-	-	39,362
Dr S D B Scrofani	Director, Business Development	42,770	-	-	42,770

(A) The value of options granted during the financial year is calculated using a binomial model. The total value of the options granted is included in the table above. This amount is allocated to remuneration over the vesting period.

(B) The value of options exercised during the financial year is the market price of the Company's shares at close of trading on the date the options were exercised after deducting the price paid to exercise the option.

(C) The value of the options that lapsed during the financial year represents the benefit foregone.

M Fair value of options

The fair value of the options granted to executive directors and officers in the above tables have been calculated at grant date using a binomial valuation model that takes into account the performance hurdles and vesting period related to those options. The value as disclosed is the portion of the fair value of the options allocated to this reporting period in accordance with the vesting profile of the options. The following factors and assumptions have been used in determining the fair value on grant date. Comparative information has not been restated as market conditions were already included in the prior year valuation.

2006:

Grant date	Expiry date	Fair value per option	Exercise price	Share price on grant date	Risk free interest rate	Estimated volatility (i)	Dividend yield
8 Aug 2005	30 June 2010	$0.20	**$0.62**	$0.470	5.34%	51%	Nil
7 Nov 2005	30 June 2011	$0.24	**$0.62**	$0.495	5.44%	51%	Nil
7 Nov 2005	30 June 2012	$0.26	**$0.62**	$0.495	5.49%	51%	Nil
7 Nov 2005	30 June 2013	$0.28	**$0.62**	$0.495	5.49%	51%	Nil
24 Feb 2006	30 June 2010	$0.21	**$0.62**	$0.530	5.20%	48%	Nil

2005:

Grant date	Expiry date	Fair value per option	Exercise price	Share price on grant date (ii)	Risk free interest rate	Estimated volatility (i)	Dividend yield
4 Dec 2000	4 Dec 2005	$0.65	**$0.84**	$0.65	6.95%	56%	Nil
6 Aug 2001	6 Aug 2006	$0.72	**$0.86**	$0.51	6.26%	56%	Nil
13 Dec 2001	13 Dec 2006	$1.04	**$0.88**	$0.76	5.64%	56%	Nil
31 Mar 2004	31 Mar 2009	$0.16	**$0.84**	$0.52	5.25%	44%	Nil
1 Jul 2004	1 Jul 2009	$0.15	**$0.84**	$0.54	5.25%	44%	Nil
1 Jul 2004	1 Jul 2009	$0.15	**$0.84**	$0.54	5.25%	44%	Nil
16 Oct 2004	16 Oct 2007	$0.08	**$0.84**	$0.47	5.25%	44%	Nil
19 Jan 2005	19 Jan 2010	$0.13	**$0.84**	$0.47	5.25%	44%	Nil

(i) The estimated volatility of options granted has been based on the Zenyth share price from the delisting of Avexa Limited through to the end of the 2006 and 2005 financial years respecitvely.

(ii) The Zenyth share price was adjusted where applicable to reflect the demerger of 26.58% of value to Avexa Limited.

N Options granted to directors and senior executives

The Board acting within the constraints imposed by the Corporations Act 2001 has the discretion to offer options to staff to acquire shares in the Company and may resolve to do so under the terms and conditions of the Zenyth Key Employee Share Option Plan. There were 1,800,000 (2005: 1,550,000) options over unissued ordinary shares granted during the financial year, being 600,000 (2005: 1,000,000) to the CEO following approval at the October 2005 Annual General Meeting and 1,200,000 (2005: 550,000) to senior executives of the consolidated entity as part of their remuneration.

The exercise price for all options issued during the financial year was $0.62 (2005: $0.84). The expiry date for the 1,200,000 options issued to members of the ZMG during the financial year is 30 June 2010. These executive options vest 40% on issue and 20% on each of 1 July 2006, 1 July 2007 and 1 July 2008 whereas the CEO options are exercisable on or within five years of each of 1 July 2006 (200,000), 1 July 2007 (200,000) and 1 July 2008 (200,000).

O Alteration to option terms

There has been no amendment to the terms and conditions of options on issue during the financial year ended 30 June 2006.

In the previous financial year, the exercise prices of all options on issue as at the 7 September 2004 effective date of the demerger of Avexa Limited were reduced by a factor of 26.58% to reflect the corresponding transfer of value from Zenyth Therapeutics Limited to Avexa Limited as calculated by the share price relativities over the first five days of trading of Avexa Limited securities following listing on the ASX on 23 September 2004.

P Shares issued on exercise of options

During or since the end of the financial year the Company did not issue any shares as a result of the exercise of options.

Q Consequences of performance on shareholder wealth - unaudited

In considering the Company's performance and how best to maximise shareholder value, the Board has regard to a broad range of factors, some of which are financial and others of which relate to the scientific progress on the Company's projects, relationship building with research institutions, projects introduced, staff development etc. The Board has some but not absolute regard to the Company's result and cash consumption for the year. It does not utilise earnings per share as a performance measure nor does it contemplate consideration of any dividends in the short to medium term given that all efforts are currently being expended to build the business and establish self-sustaining revenue streams. The Company is of the view that any adverse movement in the Company's share price should not be taken into account in assessing the performance of individuals other than the CEO for whom the Company's share price is included within the overall measure of performance against individual objectives.

Dated at Melbourne this day of August, 2006. This report is made with a resolution of the directors.

Mr I R Davis,(Chairman)

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001.

To the Directors of Zenyth Therapeutics Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2006, there have been:

(i) No contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) No contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

B W Szentirmay
Partner

Melbourne

August 2006

Discussion and analysis of Income Statement

The consolidated entity recorded an operating loss of $4.4 million (2005: $1.8 million) for the financial year ended 30 June 2006 based on revenue and income of $11.3 million (2005: $13.9 million).

The exclusive licence agreement with major global pharmaceutical company Merck delivered further milestone revenues for the 2005 year of AUD$3.3 million (2005: AUD$4.0 million). The Il-13R project partnered with Merck has made significant progress during the 2005 year and cumulative project revenues at 30 June 2006 stood at US$16.5 million. Other licence fees and royalty payments of $0.8 million were also received during the financial year in a total of $4.1 million.

The return on invested funds under management for the year of $4.2 million (2005: $5.3 million) plus a positive movement in the fair value of the Company's investment in Avexa Limited of $1.8 million combined for a total positive change in fair value of investments of $6.0 million.

Other than a $0.7 million increase in direct research and expenditure activity, which has increased as one of the consolidated entity's two lead projects has commenced pre-clinical product manufacturing activity, overall operating costs have remained generally consistent with 2005 levels.

Discussion and analysis of Statement of Changes in Equity

The only changes in equity for the financial year ended 30 June 2006 are in respect of the requirement to account for share-based payments.

Discussion and analysis of Balance sheet

There were no movements in issued capital during the financial year ended 30 June 2006. Cash has been withdrawn from funds under management to meet day to day working capital requirements and this has resulted in a reduction of total cash and funds under management from $51.7 million to $45.7 million at 30 June 2006.

The Company's investment in Avexa Limited has increased from $3.0 million to $4.8 million at 30 June 2006, reflecting an increase in the share price for that entity from 14.5 to 23 cents per share.

Discussion and analysis of Statement of Cash Flows

The consolidated entity recorded a $9.2 million consumption of cash from operations funded through the withdrawal of $8.2 million from funds under management during the financial year ended 30 June 2006.

The cash outlay on capital expenditure for the year was $1.0 million.

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

Income Statement	Consolidated	
for the year ended 30 June 2006	**2006**	2005
	$'000	$'000
Licence fee and royalty revenue	**4,153**	8,300
Revenue	**4,153**	8,300
Other income	**1,123**	2,304
Changes in the fair value of investment in listed entity	**1,790**	(2,023)
Changes in the fair value of funds under management	**4,225**	5,317
Changes in fair value of investments	**6,015**	3,294
Licence fee and royalty payments	**(1,207)**	(1,149)
Contract research and development costs	**(4,913)**	(4,157)
Personnel expenses:		
- Termination expenses in respect of former CEO	**-**	(140)
- All other employee expenses	**(4,491)**	(4,354)
Share-based payment expense	**(145)**	(154)
Depreciation and amortisation expense	**(663)**	(540)
Finance costs	**(22)**	(175)
Other expenses	**(4,279)**	(4,282)
Loss before tax	**(4,429)**	(1,053)
Income tax expense	**-**	-
Loss after tax but before profit or loss of discontinued operation	**(4,429)**	(1,053)
Loss of discontinued operation, net of tax	**-**	(723)
Loss for the year	**(4,429)**	(1,776)
Basic earnings per share	**(3.5)**	(1.4)
Diluted earnings per share	**(3.5)**	(1.4)

Statement of changes in equity for the year ended 30 June 2006		**Consolidated**	
	Issued Capital	**Accumulated losses**	**Total equity**
	$'000	**$'000**	**$'000**
Opening balance as at 1 July 2005	136,451	(82,798)	53,653
Non-profit items recognised directly in equity	-	-	-
Total non-profit items recognised directly in equity	**-**	**-**	**-**
Loss for the year	-	(4,429)	(4,429)
Total recognised income and expense for the year	**-**	**(4,429)**	**(4,429)**
Equity settled share-based payment transactions	-	145	145
Closing balance as at 30 June 2006	**136,451**	**(87,082)**	**49,369**

Statement of changes in equity for the year ended 30 June 2005		**Consolidated**	
	Issued capital	**Accumulated losses**	**Total equity**
	$'000	**$'000**	**$'000**
Opening balance as at 1 July 2004	147,743	(83,576)	64,167
Non-profit items recognised directly in equity:			
Capital reduction following demerger of Avexa Limited (Note 6)	(9,600)	-	(9,600)
Share capital cancelled as part of on market share buy back (Note 6)	(1,692)	-	(1,692)
Valuation adjustments recognised directly in equity	-	2,400	2,400
Total non-profit items recognised directly in equity	**(11,292)**	**2,400**	**2,400**
Loss for the year	-	(1,776)	(1,776)
Total recognised income and expense for the year	**-**	**624**	**624**
Equity settled share-based payment transactions	-	154	154
Closing balance as at 30 June 2005	**136,451**	**(82,798)**	**53,653**

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

Balance sheet		Consolidated	
as at 30 June 2006	Note	2006	2005
		$'000	$'000
Current assets			
Cash and cash equivalents		**204**	2,152
Trade and other receivables		**107**	335
Investment in funds under management		**45,549**	49,575
Investment in listed entity		**4,844**	-
Other		**344**	150
Total current assets		**51,048**	52,212
Non current assets			
Trade and other receivables		**105**	197
Investment in listed entity		**-**	3,054
Property, plant and equipment		**1,495**	1,173
Total non current assets		**1,600**	4,424
Total assets		**52,648**	56,636
Current liabilities			
Trade and other payables		**2,359**	1,567
Employee benefits		**880**	816
Other		**-**	500
Total current liabilities		**3,239**	2,883
Non current liabilities			
Employee benefits		**40**	100
Total non current liabilities		**40**	100
Total liabilities		**3,279**	2,983
Net assets		**49,369**	53,653
Equity			
Issued capital	6	**136,451**	136,451
Accumulated losses	4	**(87,082)**	(82,798)
Total equity		**49,369**	53,653

STATEMENT OF CASH FLOWS- CONCISE FINANCIAL REPORT for the year ended 30 June 2006

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

Statements of cash flows for the year ended 30 June 2006	Consolidated	
	2006	2005
	$'000	$'000
Cash flows from operating activities		
Cash receipts in the course of operations	4,349	10,206
Cash payments in the course of operations	(13,634)	(14,342)
Interest received	42	258
Net cash used in operating activities	(9,243)	(3,878)
Cash flows from investing activities		
Payment for investment in Avexa Limited	-	(5,800)
Funds demerged to Avexa Limited	-	(7,200)
Payment for property, plant & equipment	(1,001)	(358)
Payment for transfer of employee entitlements to Avexa Limited	-	(86)
Proceeds from sale of plant & equipment	46	10
Proceeds from prior year sale of investment in land and buildings in a prior year	-	3,000
Net proceeds from a prior year sale of businesses and a controlled entity, net of cash balances of disposed entity	-	2,454
Net cash used in investing activities	(955)	(7,980)
Cash flows from financing activities		
Net cash transferred from funds under management	8,250	13,400
Net cash outlay on share buy back	-	(1,693)
Net cash provided by financing activities	8,250	11,707
Net decrease in cash held	(1,948)	(151)
Cash at the beginning of the financial year	2,152	2,303
Cash at the end of the financial year	204	2,152

INDEX TO NOTES TO THE ACCOUNTS

1 Basis of preparation of concise financial report

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 *Concise Financial Reports* and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The concise financial report has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets. A full description of the accounting policies adopted by the consolidated entity can be found in the consolidated entity's full financial report. These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

2 Profit before related income tax expense

Individually material items included in profit before income tax:

Research and development (R&D) expenditure:	CONSOLIDATED	
	2006	2005
	$'000	*$'000*
Licence fee and royalty payments	**1,207**	1,149
Contract R&D expenditure	**4,913**	4,157
Direct R&D expenditure	**4,525**	5,701
Total R&D expenditure for the year	**10,645**	11,007

3 Segment reporting

Inter-segment pricing is determined on an arm's length basis.
Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments
During the reporting period, the consolidated entity comprised the following main business segments, based on the consolidated entity's management reporting system:

Core business – commercialisation of R&D	Research, development and commercialisation activities
Corporate	Administration, management services, investments of funds and operational infrastructure

The Zenyth anti-infectives division was transferred on 1 July 2004 to Avexa Limited in preparation for its demerger from the Zenyth consolidated entity which became effective on 7 September 2004. For the period from 1 July 2004 to 7 September 2004, the anti-infectives operations have been excluded from core business activities and reported separately as unallocated revenues and expenses.

3 Segment reporting (continued)

Geographic segments

The consolidated entity operates predominantly in Australia. More than 90% of revenue, operating loss and segment assets relate to operations in Australia.

	Core business		Corporate		Eliminations		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue and income								
External segment revenue	3,674	6,800	1,602	3,804	-	-	5,276	10,604
Inter-segment income	-	-	10,906	9,791	(10,906)	(9,791)	-	-
Total segment income	3,674	6,800	12,508	13,595	(10,906)	(9,791)	5,276	10,604
Fair value adjustments: income / (expense)	-	-	6,015	3,294	-	-	6,015	3,294
Total revenue and income							11,291	13,898
Result								
Segment result	(6,883)	(3,700)	2,454	2,647	-	-	(4,429)	(1,053)
Unallocated result							-	(723)
Loss before income tax							(4,429)	(1,776)
Income tax expense							-	-
Loss after income tax							(4,429)	(1,776)
Assets								
Segment assets	1,083	883	51,565	55,753		-	52,648	56,636
Liabilities								
Segment liabilities	2,470	1,540	809	1,443		-	3,279	2,983
Acquisitions of non-current assets	561	5	441	353		-	1,002	358
Depreciation and amortisation	48	10	615	531	-	-	663	541
Non-cash expenses other than depreciation and amortisation:								
Increase in employee provisions	162	265	136	297	-	-	298	562
Impairment loss on intercompany loan	-	-	14,411	14,066	(14,411)	(14,066)	-	-

4 Accumulated losses

	CONSOLIDATED	
	2006	2005
	$'000	$'000
Accumulated losses at the beginning of the financial year	(82,798)	(83,576)
Realisation of asset revaluation reserve	-	2,400
Share-based payment expense	145	154
Net loss attributable to members of the parent entity	(4,429)	(1,776)
Accumulated losses at the end of the financial year	(87,082)	(82,798)

5 Dividends

No dividends were paid or proposed in the current or prior financial years.

6 Issued capital

	CONSOLIDATED	
	2006	2005
	$'000	$'000
Total issued capital at the beginning of the year	**136,451**	147,743
Capital reduction following demerger of Avexa Limited	-	(9,600)
Share buy back	-	(1,692)
Total issued capital at the end of the financial year	**136,451**	136,451

7 Events subsequent to reporting date

On 17 July 2006, the Company announced a proposal under which 100% of the issued shares in Zenyth would be acquired by CSL Limited. The acquisition is to be implemented by way of a scheme of arrangement between Zenyth and its shareholders (***Share Scheme***). The consideration to be offered by CSL to Zenyth shareholders will comprise 82 cents cash per Zenyth share and, subject to shareholder approval, a pro-rata capital return to Zenyth shareholders of all Zenyth's shareholding in Avexa Limited (***Avexa***) (***Special Distribution***). If the Special Distribution is approved by Zenyth shareholders, and if the Share Scheme becomes effective, Zenyth shareholders will also receive approximately one Avexa share for every six Zenyth shares they hold at the record date.

The proposal has been unanimously recommended by Zenyth's directors in the absence of a superior proposal, and subject to the receipt of an independent expert's report that the proposed transaction is in the best interests of Zenyth shareholders. Subject to those same qualifications, Zenyth's directors unanimously intend to vote all of the shares they hold or control in favour of the Share Scheme and the Special Distribution and all of the options they hold or control in favour of the proposed option scheme (see below).

Zenyth has approximately 6.4 million options on issue. Zenyth will also propose a scheme of arrangement between itself and its option holders to cancel these options for cash (***Option Scheme***). The cash consideration payable to Zenyth option holders will be based on standard option valuation methodology.

The Share Scheme will require the approval of Zenyth's shareholders and the approval of the Supreme Court of Victoria. Zenyth will also seek shareholder approval to undertake the Special Distribution. This approval will be sought at a general meeting to be held on the same day as the meeting to consider and vote on the Share Scheme.

Zenyth will also seek approval from its option holders, and the Court, for the cancellation of outstanding options under the Option Scheme. This approval will be sought at a meeting of option holders to be held on the same day as the meetings to consider and vote on the Share Scheme and the Special Distribution.

Zenyth and CSL have entered into a Merger Implementation Deed (***MID***) which provides a framework for implementing the proposed Share Scheme, Option Scheme and Special Distribution. An Explanatory Booklet with full details of the proposed transactions, including an Independent Expert's Report, is expected to be despatched to Zenyth shareholders in September 2006. The meetings to approve the Share Scheme, Option Scheme and the Special Distribution are expected to be held in early to mid October 2006.

The financial effect of the above announcement and related schemes on the financial performance and position of the consolidated entity has not been reflected in the financial statements as at and for the year ended ended 30 June 2006.

190,000 options to acquire ordinary shares with an exercise price of $0.86 have been cancelled since reporting date and up to the date of this financial report and 1,000,000 options issued with an exercise price of $0.62 and expiry date of 30 June 2011.

Other than the matters referred to above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

8 Contingent liabilities and assets

The Company is not aware of any contingent liabilities or assets capable of having a material impact on the Company or the consolidated entity. The directors are of the opinion that no disclosures or provisions are required in respect of any contingent liabilities and contingent assets given that the probability of future payments / receipts is considered remote.

The Company retains a 20.87% investment in Cerylid carried at nil value due to the inherent uncertainty of the recoverable amount of this investment. Any distribution by Cerylid to its shareholders would therefore realise a value for this investment not brought to account as at 30 June 2006. The Company has no liabilities or commitments associated with this investment.

9 Explanation of transition to AIFRS

This is the consolidated entity's first concise financial report prepared in accordance with AIFRS.

The accounting policies set out in Note 1 of the full financial report have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in this financial report for the year ended 30 June 2005 and in the preparation of an opening AIFRS balance sheet as at 1 July 2004, the consolidated entity's date of transition.

In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial reports prepared in accordance with its old basis of accounting (previously Australian Generally Accepted Accounting Principles, or AGAAP). An explanation of how the transition from previous AGAAP to AIFRS has affected the Company's and consolidated entity's financial position, financial performance and cash flows is set out in the following table and the notes that accompany the table.

(i) Financial position

In the following table, assets and liabilities are unaffected by the transition and therefore the constituent asset and liability figures under previous AGAAP as at 1 July 2004 and 31 December 2004 remain the same as previously reported and therefore have been excluded from the table. No transition balance date adjustments have been made.

(ii) Financial performance

The only expense or revenue item in the income statement that has been affected by the transition is the 'Personnel expenses' item, which has been increased to reflect the fair value of equity-settled share-based payments by $154,000 for the year ended 30 June 2005. On the basis that no revenue item or any other expense items are affected by the transition, an abridged version of the income statement is therefore reflected in the table.

For disclosure purposes only and in accordance with AASB 101 *Presentation of Financial Statements*, the components of the prior period result that relate to the discontinued operation have been disclosed as a single amount representing the loss on discontinued operation of the face of the income statement.

Movements in fair values of assets classified for the first reporting period as *financial assets at fair value through profit or loss* have previously been disclosed as revenue or expense in the determination of the operating result. For the first time this reporting period ended 30 June 2006, these fair value adjustments have been segregated from both revenue and expense and disclosed as a separate category of transaction in the income statement. There is no impact on overall operating performance however disclosure of revenues has been affected. Classification of prior year comparatives has also been adjusted in the income statement. This reclassification also applies to certain other items of income including government grants, interest income, income from the rendering of services, operating lease agreements and sundry income.

(iii) Cash flows

There are no adjustments required between the statement of cash flows prepared under AIFRS and previous AGAAP.

Other Accounting Impact – Impairment

Under previous AGAAP the carrying amounts of non-current assets were reviewed at reporting date to determine whether they were in excess of their recoverable amount. If the carrying amount exceeded the recoverable amount, then the asset was written down to its recoverable amount, with the write down recognised as an expense in the income statement in the period in which it occurred.

Under AIFRS, the carrying amounts of non-current assets are reviewed each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset is tested for impairment by comparing its recoverable amount to its carrying amount. An impairment loss will be recognised whenever the carrying amount of the asset exceeds its recoverable amount. Impairment losses will be recognised in the income statement unless they relate to a revalued asset, where the impairment loss will be treated in the same as a revaluation decrease.

Under previous AGAAP, the recoverable amount of non-current assets was assessed at the entity level using undiscounted cash flows. Under AIFRS, the recoverable amount of non-current assets is required to be assessed using estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the risks specific to the asset.

A review of the consolidated entity's non-current assets at the 30 June 2005 and 30 June 2006 reporting dates did not reveal any indication of impairment.

9 Explanation of transition to AIFRS (continued)

	Previous AGAAP	Effect of transition to AIFRS	AIFRS	Previous AGAAP	Effect of transition to AIFRS	AIFRS
				Year ended 30 June 2005 in $'000		
Impact of AIFRS transition on income statement:						
Revenues from ordinary activities				15,921	(5,317)	10,604
Fair value adjustment for financial assets at fair value through profit or loss				-	5,317	5,317
Expenses other than employee expenses				(13,049)	-	(13,049)
Employee expenses				(4,494)	(154)	(4,648)
Loss before tax				(1,622)	(154)	(1,776)
Income tax expense				-	-	-
Loss after tax				(1,622)	(154)	(1,776)

	1 July 2004 balances in $'000			30 June 2005 balances in $'000 (including transition date adjustment)		
Impact of AIFRS transition on balance sheet						
Equity						
Issued capital	147,743	-	147,743	136,451	-	136,451
Accumulated losses	(83,576)	-	(83,576)	(82,798)	-	(82,798)
Total equity	64,167	-	64,167	53,653	-	53,653

10 Discontinued Operation

In the previous financial year ended 30 June 2005 a demerger of Zenyth's anti-infectives business was conducted in accordance with an Information Memorandum dated 5 July 2004 which concluded with the listing of Avexa Limited on the Australian Stock Exchange on 23 September 2004. As part of the approval process for any demerger, shareholder and Court approval was duly obtained on the effective date for the demerger, being 7 September 2004. From this date the Company ceased to exercise control over Avexa Limited.

The following results and balances of Avexa Limited were consolidated in the Zenyth consolidated entity full year financial performance for the year ended 30 June 2005 in respect of the period from 1 July 2004 to 7 September 2004.

Financial performance information consolidated in year ended 30 June 2005	2005 $'000
Revenue from ordinary activities	91
Other expenses	(814)
Loss from ordinary activities before income tax	(723)
Income tax	-
Net Loss	**(723)**

Cash flow information consolidated in year ended 30 June 2005

Following the investment of $12 million by Zenyth in Avexa Limited effective on 1 July 2004, Avexa Limited was responsible for its own cash flows. For the period to 7 September 2004, the effective date of the demerger, Avexa Limited had recorded the following funds flows from the $12 million initial funding provided by Zenyth.

10 Discontinued Operation (continued)	2005 $'000
Net cash used in operating activities	(844)
Net cash used in investing activities	(23)
Net cash provided by financing activities	86
Net cash outflow	**(781)**

On 1 July 2004 the Zenyth anti-infectives intellectual property was revalued and brought to account as an intangible asset at a value of $12 million with a corresponding credit to asset revaluation reserve. For consideration of 40,156,000 Avexa Limited ordinary shares, the Zenyth anti-infectives business was then transferred on 1 July 2004 for $12 million. Zenyth subscribed a further $12 million in cash for an additional 40,156,000 Avexa Limited ordinary shares.

Following approval by Zenyth shareholders and the Court, Zenyth demerged 80.01% of its investment in Avexa Limited to existing Zenyth shareholders as at the date of close of register. Through the Capital Reduction, 80.01% of the asset revaluation reserve ($9.6 million) was effectively realised and transferred to Zenyth shareholders via their entitlement to a shareholding in Avexa Limited. The balance of the asset revaluation reserve of $2.4 million was simultaneously realised and consequently transferred to accumulated losses as reflected below.

Balance of asset revaluation reserve at the beginning of the year	-
Recognition of anti-infectives intellectual property	12,000
Realisation of asset revaluation reserve through the demerger of 80.01% of Zenyth's investment in Avexa to existing Zenyth shareholders	(9,600)
Valuation adjustments recognised directly in equity	2,400
Realisation of balance of asset revaluation reserve attributable to members of Zenyth Therapeutics Limited transferred to accumulated losses	(2,400)
Balance of asset revaluation reserve at the end of the year	**-**

Following the successful demerger of Avexa Limited in September 2004 as detailed above, a capital reduction of $9,600,000 was effected, calculated as follows:

Balance of Zenyth investment in Avexa Limited as at start of-year	-
Investment in Avexa Limited acquired for cash consideration	12,000
Investment in Avexa Limited acquired for consideration comprising transfer of intellectual property	12,000
Balance of investment in Avexa Limited prior to demerger	24,000
Transfer of 80.01% of the investment to existing Zenyth shareholders as at the date of demerger close of register:	
Realisation of asset revaluation reserve	(9,600)
Share capital reduction	(9,600)
Total value transferred to existing Zenyth shareholders upon demerger	(19,200)
Balance of Zenyth investment in Avexa Limited as at demerger at cost	4,800
Further investment in Avexa Limited subsequent to demerger	1,000
Consolidated entity's share of Avexa operating losses prior to demerger	(723)
Write down of investment to reflect market value as at 30 June 2005	(2,023)
Fair value of investment in Avexa Limited at 30 June 2005 (21,062,000 shares at $0.145)	**3,054**

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

In the opinion of the directors of Zenyth Therapeutics Limited, the accompanying concise financial report and the audited remuneration disclosures of the Remuneration Report in the Directors' Report, of the consolidated entity, comprising Zenyth Therapeutics Limited and its controlled entities for the financial year ended 30 June 2006, set out from pages 9 to 29:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports.*

Dated at Melbourne this day of August, 2006.

Signed in accordance with a resolution of the directors:

Mr I R Davis
Chairman

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT TO THE MEMBERS OF ZENYTH THERAPEUTICS LIMITED

The financial report, remuneration disclosures and directors' responsibility

The concise financial report comprises the income statement, statement of changes in equity, balance sheet, statement of cash flows, accompanying notes 1 to 10 and the accompanying discussion and analysis on the income statement, statement of changes in equity, balance sheet and statement of cash flows, and the Directors' Declaration set out on pages 19 to 30 for Zenyth Therapeutics Limited (the Company) and its controlled entities (the consolidated entity) for the year ended 30 June 2006.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives (remuneration disclosures) required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration Report" in the audited sections of the Directors' Report and not in the concise financial report.

The directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report. The directors are also responsible for the remuneration disclosures contained in the Directors' Report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report and the remuneration disclosures of the Company and its controlled entities for the financial year ended 30 June 2006. The Remuneration Report in the full financial report also contains information not required by Australian Accounting Standard AASB 124 which is not subject to audit. Our audit report on the full financial report and the remuneration disclosures was signed on 23 August 2006 and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the concise financial report of Zenyth Therapeutics Limited and its controlled entities for the year ended 30 June 2006 complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

KPMG

B W Szentirmay
Partner

Melbourne

August 2006

Doc# 121895 v2

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

The directors present their report together with the financial report of Zenyth Therapeutics Limited (the Company) and of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2006 and the auditor's report thereon. Following the receipt of approval from shareholders at the Company's Annual General Meeting held on 26 October 2005 and effective from 1 December 2005, Amrad Corporation Limited changed its name to Zenyth Therapeutics Limited. All references in this financial report are to the new company name.

Contents of Directors' Report

Principal activities

The principal activity of the consolidated entity during the course of the financial year was the development and commercialisation of pharmaceutical programs and projects. The business encompasses the conduct of pharmaceutical research, development, intellectual property protection and commercialisation with the aim of discovering and developing human pharmaceutical products for sale in world markets.

Operating and financial review

The consolidated entity recorded an operating loss of $4,429,000 (2005: $1,776,000) for the financial year ended 30 June 2006.

Operating and financial review (continued)

The exclusive licence agreement with major global pharmaceutical company Merck delivered a further milestone for the 2006 year giving rise to revenue of AUD$3.3m (2005: AUD$4.0m). The Merck project has made continued progress towards the clinic during the 2006 year and cumulative project revenues at 30 June 2006 stood at US$16.5 million.

The return on invested funds under management for the year of $4,225,000 (2005: $5,317,000) represents an effective rate of return in the vicinity of 9% for the year and reflects a positive performance by both fund managers for the year within the clearly defined risk investment parameters imposed by the Company's treasury policy.

Drug development

The advanced portion of Zenyth's portfolio comprises six compounds at various stages of preclinical and clinical development.

Project: IL-13R alpha 1 Antibody – A new approach to treating asthma

Zenyth and partner Merck & Co., Inc. (Merck) are developing a monoclonal antibody that targets the interleukin-13 receptor alpha-1 (IL-13Rα1) subunit to inhibit IL-13 activity as a novel approach to the treatment of asthma and other respiratory diseases.

After an extensive collaborative effort involving scientists from both Zenyth and Merck, an optimized fully human monoclonal antibody designated MK-6105 has been selected by Merck for further development. Preliminary manufacturing activities are underway and formal preclinical development is expected to commence shortly. Merck is responsible for the formal preclinical activities as well as the subsequent clinical development and marketing. Initial clinical development will be focused on asthma, however additional respiratory and other indications will also be considered.

Project: GM-CSFR antibody – A new treatment for rheumatoid arthritis

Zenyth and Cambridge Antibody Technology (CAT) partnered in 2001 to discover and develop therapeutic antibodies against the GM-CSF receptor alpha subunit (GM-CSFRα) for the treatment of inflammatory diseases such as rheumatoid arthritis. Under the terms of the collaboration Zenyth and CAT intend to co-develop a GM-CSFRα antibody until the end of Phase II clinical trials and will share costs and profit on a 50/50 basis. AstraZeneca recently (June 2006) acquired CAT and became Zenyth's new partner on the project.

Scientists at Zenyth and CAT have collaborated over a number of years to develop an optimized fully human monoclonal antibody that binds to the GM-CSFRα and inhibits the activity of GM-CSF. The antibody, which has been designated CAM-3001, is currently in formal preclinical development for rheumatoid arthritis (RA). A clinical trial application for the first Phase I clinical trial is expected to be submitted in the first half of 2007.

G-CSF antagonists

In February of this year Zenyth and MuriGen Therapeutics announced an agreement to co-develop antagonists of G-CSF, such as monoclonal antibodies or soluble receptors, for the treatment of inflammatory diseases including chronic obstructive pulmonary disease (COPD) and rheumatoid arthritis (RA). Zenyth and MuriGen will jointly fund research and development of the potential drug on a cost sharing basis through to completion of proof-of-concept in human clinical trials. In one aspect of the program Zenyth scientists are using the recently in-licensed Dyax phage display library in an effort to identify fully-human antibodies that inhibit G-CSF action. Zenyth and MuriGen expect to select a lead G-CSF antagonist for further development within a 12 month timeframe.

Project: VEGF-B antagonists - A novel approach to the treatment of cancer and inflammation

Zenyth and the Ludwig Institute for Cancer Research (Ludwig) are collaborating to develop antibody inhibitors of Vascular Endothelial Growth Factor B (VEGF-B) for potential use in the treatment of cancer and rheumatoid arthritis (RA).

Antibodies against VEGF-B are currently being assessed in animal models of cancer and RA. A decision on moving a VEGF-B antibody into formal development will be made once the results from those studies are available. A mouse monoclonal antibody which is a potent antagonist of VEGF-B has been humanised by Zenyth and is suitable for development.

Project: VEGF-B gene and protein therapies – A new treatment for cardiovascular disease

Zenyth has previously generated substantial evidence supporting the potential application of the VEGF-B gene and protein in cardiovascular disease and is presently strengthening this data package with a view to seeking a partner with specific expertise in the development of novel therapies for cardiovascular disease.

Suppressors of cytokine signalling (SOCS) – A new strategy for the modulation of cytokine signalling

SOCS are a family of naturally occurring proteins which modulate cytokine activity. Zenyth holds key intellectual property over these SOCS proteins and is currently employing various strategies to both inhibit and enhance SOCS activity and identify potential therapeutic candidates and relevant target diseases. In order to fully capitalise on the accrued scientific expertise and validation of key SOCS targets, Zenyth is interested to explore potential relationships with companies that possess complimentary skills to collaboratively develop new drugs for indications in which SOCS function plays a major role.

EGF inhibitor

The epidermal growth factor (EGF) pathway is a validated therapeutic target for cancer. Several drugs that bind to and inhibit receptor activity are either on the market or in late stage clinical trials.

Studies by Zenyth collaborators at the Commonwealth Scientific and Industrial Research Organisation (CSIRO) and the Ludwig Institute for Cancer Research (LICR) have identified a truncated form of the EGF receptor (EGFR) that binds to EGF and other EGFR ligands with high affinity. In cell-based assays the truncated receptor has been shown to be a potent inhibitor of EGF activity.

Zenyth is collaborating with CSIRO and the LICR to evaluate the potential of the truncated EGFR (known as EGFR501) as a novel treatment for cancer. Recombinant EGFR501 is currently undergoing rigorous testing in a number of animal models of human tumour growth.

Capital structure

There has been no movement in issued share capital during the financial year or since the reporting date and up to the date of this report.

Corporate Structure

Zenyth Therapeutics Limited is a company limited by shares that is incorporated and domiciled in Victoria, Australia. Zenyth Therapeutics Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the group's corporate structure.


Zenyth Therapeutics Limited
All subsidiaries are 100% owned
Amrad Pty Ltd Lessor of fixed assets
Zenyth Operations Pty Ltd R&D Operating entity
Burnley Property Pty Ltd Non-trading former property holder

Avexa Limited was a wholly owned entity on 1 July 2004 but was subsequently demerged effective from 7 September 2004. The demerger of the Zenyth anti-infectives business was successfully concluded during the previous financial-year culminating in Avexa being listed as a stand alone entity on the Australian Stock Exchange on 23 September 2004. Zenyth retained an initial 19.99% investment in Avexa at a cost of $4.8 million and invested a further $1 million in the previous financial year as part of an Avexa capital raising. Zenyth's post capital raising holding in Avexa is 21,062,000 shares representing 10.6% of the Avexa issued share capital as at 30 June 2006 acquired at a total cost of $5.8 million.

At 30 June 2005, a provision of $2,746,010 was recorded against the cost of the investment to reflect the market value of the shares at that date of $0.145. A favourable movement of $1,790,259 was recorded in the 2006 income statement to reflect a closing Avexa share price at 30 June 2006 of $0.23.

An application to de-register Burnley Property Pty Ltd was filed with ASIC on 29 June 2006.

Unissued shares under option

1,447,000 (2005: 677,500) options with various exercise prices and expiry dates were cancelled during the financial year due to expiry or employee termination. A further 190,000 (2005: 400,000 options with an exercise price of $0.84 issued to former CEO Dr Smith) options with an exercise price of $0.86 expired on 6 August 2006 such that at the date of this report, 6,249,650 options to acquire ordinary shares of the Company were on issue as shown in the following table.

Subsequent to reporting date an offer of 1,000,000 options was made and accepted, comprising an offer of 200,000 options to acquire ordinary shares to each of the five members of the Zenyth Management Group (ZMG). The options have a five year term and an exercise price of $0.62 that represents a 25% premium to the weighted average trading price of the Company's shares for the first five days of trading in the 2007 financial year. The options were issued for no consideration and are exercisable 40% on 1 July 2007 with a further 20% on each of 1 July 2008, 1 July 2009 and 1 July 2010.

Unissued shares under option (continued)

Subject to the Plan Rules, options granted expire upon cessation of the employee's employment or the expiry date, whichever is the sooner. These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

Number of Options	Exercise Price	Expiry Date	Grant Date
250,000	$0.73	14 Nov 2006	14 Nov 2001
500,000	$1.28	30 Nov 2006	30 Nov 2001
500,000	$2.02	30 Nov 2006	30 Nov 2001
650,000	$0.88	13 Dec 2006	13 Dec 2001
50,000	$0.34	23 Jan 2008	23 Jan 2003
349,650	$0.84	31 Mar 2009	31 Mar 2004
550,000	$0.84	30 Jun 2009	21 Feb 2005
200,000	$0.84	16 Oct 2007	16 Oct 2004
400,000	$0.84	19 Jan 2010	19 Jan 2005
1,200,000	$0.62	30 Jun 2010	8 Aug 2005
200,000	$0.62	30 Jun 2011	7 Nov 2005
200,000	$0.62	30 Jun 2012	7 Nov 2005
200,000	$0.62	30 Jun 2013	7 Nov 2005
1,000,000	$0.62	30 June 2011	17 July 2006
6,249,650			

Directors

The directors of the Company at any time during or since the end of the financial year are:

Name, qualification and independence status	Age	Experience and special responsibilities	Listed company directorships in past three years & period held
Mr I R Davis LLB (Hons) Chairman and Non-Executive Director	60	Non-executive director and Deputy Chairman appointed on 22 April 2005. Appointed Chairman, a member of the Audit Committee and Chair of the Corporate Governance and Nominations Committee on 19 May 2005.	MaxiTrans Industries Ltd - Chairman since 1994 Circadian Technologies Ltd -Director from 1985 to 26 April 2005 Central Equity Ltd - Director from December 2003 to 29 June 2006 Baxter Group Ltd - Director since December 2004
Dr A D Nash BSc (Hons), PhD, GAICD Chief Executive Officer	44	Appointed as Chief Executive Officer on 15 August 2005.	None.
Mr J A C MacKenzie B.Bus, FCA, FAICD Non-Executive Director	54	Non-executive director appointed on 22 April 2005. Appointed a member of the Audit Committee on 19 May 2005 and Chair of that committee on 6 July 2006. Appointed a member of the Corporate Governance and Nominations Committee on 6 July 2006.	Mirvac Group – Director since January 2005 and Chairman since 10 November 2005 Medaire Inc – Director from May 2004 to July 2005 Child Care Centres of Australia Ltd – Director from August 2002 to July 2004 Circadian Technologies Limited – Director from July 2002
Prof S Itescu MBBS Hons, FRACP, FACP, FACR Non-Executive Director	49	Non-executive director appointed on 17 July 2003. Appointed a member of the Corporate Governance and Nominations Committee on 17 July 2003 and a member of the Audit Committee on 6 July 2006.	Mesoblast Limited - Director since 8 June 2004 Ambri Limited - Director since 18 September 2003

Independent non-executive director Ms H A Cameron resigned on 27 June 2006.

Company Secretary

Ms R M Fry has been the Company Secretary of Zenyth Therapeutics Limited since 4 May 1999. Prior to holding this position Ms Fry held the role of Corporate Counsel and in November 2000 was appointed as the Company's General Counsel & Company Secretary.

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES ABN 37 006 614 375

Directors' meetings

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

Director	Board Meetings		Audit Committee Meetings		Corporate Governance & Nominations Committee Meetings	
	Attended	Held (i)	Attended	Held (i)	Attended	Held (i)
Mr I R Davis	15	15	4	4	2	2
Dr A D Nash	13	13				
Mr J A C MacKenzie	14	15	3	4		
Ms H A Cameron (resigned 27 June 2006)	12	14	3	4	2	2
Prof S Itescu	14	15			-	2

(i) Represents the number of meetings held during the time that the director held office. Appointment and retirement dates are provided in the "Directors" table above.

Throughout the financial year up to 27 June 2006, Ms H A Cameron was Chair of the Board Audit Compliance and Risk Management Committee (referred to throughout this financial report as the Audit Committee) the role of which is to give the Board of Directors assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial report. Mr I R Davis and Mr J A C MacKenzie were members of the Committee throughout the financial year ended 30 June 2006 and Mr MacKenzie was appointed Chair on 6 July 2006.

Throughout the financial year ended 30 June 2006 Mr I R Davis was Chair of the Corporate Governance and Nominations Committee, the role of which is to review and provide advice to the Board of Directors on corporate governance matters and to review the mix of skills of the Board of Directors and conduct the process of searching for new directors. Prof S Itescu was a member of this Committee throughout the financial year as was Ms Cameron until her resignation on 27 June 2006.

Directors' interests

The relevant interest of each director in the share capital of the Company, as notified by the Company to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, as at the date of this report is shown in the following table.

	Ordinary Shares
	Number
Dr A D Nash	14,669
Mr I R Davis	200,000
Mr J A C MacKenzie	50,000
Prof S Itescu	34,253

There are no options on issue to non-executive directors. No director held any interest in a contract/proposed contract with the Company or a related entity during the financial year.

Dividends

The directors do not recommend a dividend be paid or declared by the Company for the year. Since the end of the previous financial year no dividend has been paid.

Environmental regulation

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. The directors believe that the consolidated entity has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the consolidated entity.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Company or the consolidated entity during the financial year under review.

Events subsequent to reporting date

On 17 July 2006, the Company announced a proposal under which 100% of the issued shares in Zenyth would be acquired by CSL Limited. The acquisition is to be implemented by way of a scheme of arrangement between Zenyth and its shareholders (***Share Scheme***). The consideration to be offered by CSL to Zenyth shareholders will comprise 82 cents cash per Zenyth share and, subject to shareholder approval, a pro-rata capital return to Zenyth shareholders of all Zenyth's shareholding in Avexa Limited (***Avexa***) (***Special Distribution***). If the Special Distribution is approved by Zenyth shareholders, and if the Share Scheme becomes effective, Zenyth shareholders will also receive approximately one Avexa share for every six Zenyth shares they hold at the record date.

The proposal has been unanimously recommended by Zenyth's directors in the absence of a superior proposal, and subject to the receipt of an independent expert's report that the proposed transaction is in the best interests of Zenyth shareholders. Subject to those same qualifications, Zenyth's directors unanimously intend to vote all of the shares they hold or control in favour of the Share Scheme and the Special Distribution and all of the options they hold or control in favour of the proposed option scheme (see below).

Zenyth has approximately 6.4 million options on issue. Zenyth will also propose a scheme of arrangement between itself and its option holders to cancel these options for cash (***Option Scheme***). The cash consideration payable to Zenyth option holders will be based on standard option valuation methodology.

The Share Scheme will require the approval of Zenyth's shareholders and the approval of the Supreme Court of Victoria. Zenyth will also seek shareholder approval to undertake the Special Distribution. This approval will be sought at a general meeting to be held on the same day as the meeting to consider and vote on the Share Scheme.

Zenyth will also seek approval from its option holders, and the Court, for the cancellation of outstanding options under the Option Scheme. This approval will be sought at a meeting of option holders to be held on the same day as the meetings to consider and vote on the Share Scheme and the Special Distribution.

Zenyth and CSL have entered into a Merger Implementation Deed (***MID***) which provides a framework for implementing the proposed Share Scheme, Option Scheme and Special Distribution. An Explanatory Booklet with full details of the proposed transactions, including an Independent Expert's Report, is expected to be despatched to Zenyth shareholders in September 2006. The meetings to approve the Share Scheme, Option Scheme and the Special Distribution are expected to be held in early to mid October 2006.

The financial effect of the above announcement and related schemes on the financial performance and position of the consolidated entity has not been reflected in the financial statements as at and for the year ended ended 30 June 2006.

190,000 options to acquire ordinary shares with an exercise price of $0.86 have been cancelled since reporting date and up to the date of this financial report and 1,000,000 options issued with an exercise price of $0.62 and expiry date of 30 June 2011.

Other than the matters referred to above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Likely developments

Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Non-Audit Services

The following non-audit services were provided by the Company's auditor, KPMG during the financial year. The directors are satisfied that the provision of non-audit services is compatible with the general standard for independence imposed by the Corporations Act 2001 and with the Company's own Auditor Independence Policy. The nature and scope of each of the non-audit services provided means that auditor independence was not compromised. KPMG received or are due to receive the following amounts for the provision of the following services:

Statutory audit services	$64,683
Tax compliance services	$28,550
Other assurance services	$13,600
Total	$106,833

Indemnification and insurance of officers

Indemnification

The Company has agreed to indemnify the following current non-executive directors of the Company, Mr I R Davis, Prof S Itescu and Mr J A C MacKenzie against liability arising as a result of a director acting as a director or other officer of the Company. The indemnity includes a right to require the Company to maintain directors and officers insurance that extends to former directors. The indemnity provided by the Company is an unlimited and continuing indemnity irrespective of whether a director ceases to hold any position in the Company.

Insurance Premiums

Since the end of the financial year, the Company has paid insurance premiums in respect of Directors' and Officers' Liability insurance, for current and former directors and officers including executive officers of the Company and directors and officers of the Company's controlled entities. The directors have not contributed to the payment of the policy premium. The policy prohibits disclosure of the premium.

The Directors' and Officers' Liability insurance policy covers the directors and officers of the Company and its controlled entities against loss arising from any claims made against them during the period of insurance (including company reimbursement) by reason of any wrongful act committed or alleged to have been committed by them in their capacity as directors or officers of the Company or its controlled entities and reported to the insurers during the policy period or if exercised, the extended reporting period.

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration forms part of the Directors' Report for the year ended 30 June 2006 and is set out on page 17.

Rounding off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and senior executives of the Company. Sections contained herein have been subject to audit unless otherwise noted.

A Directors' and senior executives' remuneration

The Corporate Governance and Nominations Committee, comprising non-executive directors of the Company, is responsible for making recommendations to the Board on remuneration policies and packages applicable to directors and senior managers of the Company and group executives of the consolidated entity. The broad remuneration policy for directors and senior management is to ensure the remuneration package appropriately reflects the person's duties and responsibilities, and that remuneration levels are competitive in attracting, retaining and motivating people who possess the requisite level of skill and experience. Incentives are provided to senior managers for the achievement of individual and strategic objectives with the broader view of creating value for shareholders.

B Fixed remuneration for employees

Fixed remuneration consists of a base remuneration package, which includes Fringe Benefits Tax calculated on any salary packaging arrangements and employer contributions to superannuation funds.

Fixed remuneration levels for staff are reviewed annually by the senior management group (being the executive officers listed in the table on page 12), referred to as the Zenyth Management Group (ZMG), through a process that considers the employee's personal development, the key performance indicators (KPIs) for the forthcoming year, industry benchmarks (wherever possible) and Consumer Price Index (CPI) data. Recommendations for staff are given by the ZMG to the Chief Executive Officer (CEO) for approval.

KPIs are individually tailored by the ZMG for each employee each year, and reflect an assessment of how that employee can fulfil their particular responsibilities in a way that best contributes to Company performance and shareholder wealth in that year. KPIs and remuneration levels are set for the ZMG by the CEO and for the CEO by the Board adopting the same process as that adopted for staff, with close alignment to each individual's role and responsibility within the organisation and in conjunction with the strategic objectives of the consolidated entity.

C Performance-linked remuneration

All employees other than non-executive directors may receive incentive payments and share options based on the achievement of specific goals related to (i) performance against individual KPIs and (ii) the performance of the consolidated entity as a whole as determined by the directors based on a range of factors. These factors include traditional financial considerations such as operating performance, cash consumption, movements in the Company's share price and deals concluded and also industry-specific factors relating to the advancement of the project portfolio, introduction of new projects to the portfolio, collaborations and relationships with scientific institutions, third parties and internal employees.

Employment contracts provide for incentive remuneration of up to 10% of the employee's total fixed remuneration package (although higher incentive remuneration payments may be made at the Board's discretion). Typically incentive remuneration is split 50% on personal performance and 50% on Company performance.

The Board at its sole discretion determines the total amount of performance-linked remuneration payable as a percentage of the total annualised salaries for all employees employed as at the end of the financial year (with pro rata reductions to the annualised salary made for any employee not employed for the entire financial year). Once the Board has determined the total performance-linked remuneration payable across the Company, ZMG members assess the performance of each individual staff member within their department, relative to that staff member's KPIs, and decide how much performance-linked remuneration should be paid to that person.

The ZMG members have full discretion to award individual employees in excess of or less than the performance-linked remuneration percentage determined by the Board, dependent upon their assessment of the employee's performance for the financial year, provided that the overall amount payable within the ZMG member's department remains within the stated percentage.

The CEO makes a recommendation annually to the Board in respect of incentive remuneration for the ZMG based on the same principles and processes as those adopted for all staff.

The Board similarly reviews the performance of the CEO and resolves accordingly on the appropriate level of performance incentive to be paid. Contractual arrangements with the CEO for the financial year ended 30 June 2006 were that the CEO would be entitled to an incentive payment if the Board determined that the KPIs set for the CEO had been met. The amount of any incentive payment was contractually prescribed to be up to 10% of the base remuneration package dependent upon the extent of achievement by the CEO of his KPIs.

C Performance-linked remuneration (continued)

Incentive payments are made before the end of August in the year following the performance review period ending on 30 June. The CEO in consultation with the ZMG has the discretion to recommend the offer of options to acquire ordinary shares to any member of staff in recognition of exemplary performance. Such options are likely to vest immediately upon issue given that they are issued as a reward for past performance rather than as a long term incentive. Any issue of options proposed as incentive remuneration requires approval by the Board and is subject to the option limits imposed by the Corporations Act 2001.

There is no absolute linkage between performance-linked remuneration and the Company's share price as a number of other factors are also taken into consideration, however share price movements are a key factor considered when assessing the Company performance component of performance-linked remuneration.

Both performance-linked and fixed remuneration are determined on an annual basis and so do not directly take into account personal and Company performance for periods before the 12 month period under consideration. However an individual's KPIs are set against the background of that individual's historical performance, and Company performance for a particular year is assessed against the background of the Company's performance in previous years; in this way the historical performance of both individuals and the Company is indirectly taken into account when fixing remuneration.

D Performance Management and Development System - unaudited

The consolidated entity adopts a Performance Management and Development System (PMDS) which is underpinned by the following mission statement for all employees:

- **Quality and Excellence**
  In our people and achievements
- **Honesty and Integrity**
  In all things we do
- **Ingenuity and Innovation**
  Thinking outside the square
- **Commitment and Perseverance**
  To achieve the objectives
- **Entrepreneurship**
  Exploiting opportunities

The objectives of the PMDS are as follows:

- Improvement of the quality of work, efficiency and productivity of all staff through continual skills improvement and through gaining new skills and knowledge.
- Recognition of current skills held against identified core competencies.
- Development and implementation of training plans relevant to Zenyth's business needs.
- Identification of career streams for all employees, outlining their progression from current skills levels as training and "on-the-job" learning is implemented.
- Development of a training/development process that provides "mobility" of skills that supports sound succession planning processes.

At the beginning of each financial year, individual and team performance for the previous year is assessed for every employee by their line manager and new objectives set for the forthcoming year. These objectives include department and project specific objectives together with individual stretch objectives, challenging, realistic and personal development objectives tailored to the employee's role within the organisation. Measurement, management support, target dates and training course requirements are all set. Progress against the objectives is reviewed during the year and percentage achievement concluded at the end of the year, whereupon the cycle recommences. The outputs of this process form the basis of the assessment of the individual's personal incentive remuneration.

E Contractual arrangements

The following contractual arrangements exist in respect of each executive employed by the consolidated entity under a contract as at 30 June 2006.

- All executive officers are employed on an open-ended contract subject to termination clauses.
- Each contract is terminable by the executive on the giving of three months notice in writing.
- Each contract is terminable by the Company on the giving of three months notice in writing. On termination by the Company, the executive will be entitled to work through a notice period or receive payment in lieu of notice of one twelfth of the base remuneration package of the executive for each year of service up to a maximum of twelve years service and subject to a minimum payment of three months notice.
- Subject to satisfaction of KPIs as determined at the sole discretion of the CEO, the executive is entitled to an incentive payment up to 10% of the base remuneration package.
- The executive may not engage in Restricted Activities as defined in the contract for a period of three months after termination within the geographic region of Victoria.

F Long Term Incentive

From time to time Board approval may be sought for the issue of options to acquire ordinary shares to staff and the ZMG as a means of providing a long term incentive for performance and loyalty. Any such options are issued under the Zenyth Key Employee Share Option Plan (KESOP).

The Company has adopted a policy for setting the exercise price of options issued as being to issue the options at a 25% premium to the volume weighted average share price for the five days prior to the date of issue of the options. The setting of an exercise price significantly higher than the market share price has been the effective performance hurdle adopted by the Board in setting the option parameters.

In order to give the incentive a medium to long term impact, the options have a five year life and a progressive vesting profile such that employees need to remain in employment within the consolidated entity in order for their options to become exercisable. A typical vesting profile would be as follows:

- nil vesting within twelve months of issue
- 40% vesting between one and two years of issue
- 20% vesting between two and three years of issue
- 20% vesting between three and four years of issue
- 20% vesting between four and five years of issue

G Other benefits

In addition to the fixed and at-risk remuneration, the Company provides salary continuance cover for its permanent employees engaged in more than 20 hours work per week and pays the administration fees for employees participating in the Aon Master Trust superannuation fund. The value for "Non-cash Benefits" in the remuneration tables represents the value of motor vehicle costs salary packaged by the executive.

H Director remuneration

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount not exceeding the amount approved by shareholders is then divided between the directors as agreed by the Board. The latest determination was at the 2003 Annual General Meeting when shareholders approved an aggregate remuneration not exceeding $500,000 per annum.

Non-executive directors do not receive performance related remuneration and the structure of non-executive director and senior management remuneration is separate and distinct. Non-executive directors do not have contracts of employment but are required to agree to be bound by the Board policies of Zenyth Therapeutics Ltd. These Board policies do not prescribe how remuneration levels for non-executive directors are modified from year to year. Remuneration levels are reviewed by the Board each year taking into account cost of living changes, changes to the scope of the roles of the directors, and any other relevant changes.

Directors' base fees are currently $50,000 per annum for non-executive directors and $100,000 for the Chairman. Additional remuneration for the Chairman of the Board Audit Compliance and Risk Management Committee is $10,000 per annum with $5,000 for members of that committee whereas the figures are $6,000 and $3,000 respectively for the Corporate Governance and Nominations Committee. All of these non-executive director remuneration amounts are exclusive of superannuation.

I Directors' and Executive Officers' remuneration tables

Details of the nature and amount of each major element of the remuneration of each director of the Company and each of the named officers of the Company and the consolidated entity receiving the highest remuneration for the period that the director or officer held that position during the current financial year and comparative year are shown in the following tables.

There has been no exercise of options during either financial year. There is no component of the values recorded in the following table under the heading "Shares and Options issued" that relates to options that have lapsed during the financial year.

Amounts recorded under the heading of "Bonuses/Incentives" represent at risk components of remuneration and relate to individual and Company performance for the previous financial year but awarded in the ensuing financial year.

Amounts recorded for directors in the 2005 financial year under the "Shares and Options issued" column represents shares acquired under the Non-Executive Director Share Plan details of which are provided later in this report. This plan was terminated on 19 May 2005.

Details of the consolidated entity's policy in relation to the proportion of remuneration that is performance related are provided earlier in this report. For the individuals named in the Directors' and Executive Officers' remuneration tables, details of their service contracts are provided earlier in this report.

Remuneration in the following tables is provided for the full financial year unless otherwise stated. Undisclosed insurance premiums paid by the Company for Directors' and Officers' Liability insurance have not been allocated against individual directors and officers.

2006:

	Primary:			Post employment	Share-based payments:	Other compensation	
	Base Remuneration (salary and fees)	Non-cash Benefits	Bonuses / incentives (ii)	Super-annuation benefits	Shares and Options issued (iii)	Termination and Retirement Benefits	Total remuneration
	$	$	$	$	$	$	$
Directors							
Non-executive							
Mr I R Davis	111,000	-	-	9,990	-	-	120,990
Ms H A Cameron (resigned 27 June 2006)	63,000	-	-	5,670	-	-	68,670
Prof S Itescu	53,000	-	-	4,770	-	-	57,770
Mr J A C MacKenzie	55,000	-	-	4,950	-	-	59,950
Executive							
Dr A D Nash (iv)	272,246	22,139	-	24,502	54,794 (15%)	-	373,681
Total compensation	**554,246**	**22,139**	**-**	**49,882**	**54,794**	**-**	**681,061**
Executives (excluding directors)							
Current - Key Management Personnel							
The Company (i)							
Dr A D Nash (iv)	39,188	3,192	20,000 (30%)	3,527	22,325 (25%)	-	88,232
Ms R M Fry	154,519	19,115	19,745 (9%)	16,833	22,325 (10%)	-	232,537
Mr A M Boyd	134,251	20,048	18,476 (9%)	36,000	15,646 (7%)	-	224,421
Consolidated							
Dr P L C Keep	142,189	20,160	14,071 (7%)	30,897	22,325 (10%)	-	229,642
Dr D E Crump	147,889	5,462	10,519 (6%)	22,104	22,325 (11%)	-	208,299
Dr S D B Scrofani (v)	94,609	15,946	- (nil%)	10,233	12,874 (10%)	-	133,662
Total compensation – Consolidated	**1,266,891**	**106,062**	**82,811**	**169,476**	**172,614**	**-**	**1,797,854**
Total compensation - Company	**882,204**	**64,494**	**58,221**	**106,242**	**115,090**	**-**	**1,226,251**

(i) The Company only employed these persons during the financial year in an executive officer capacity. Key Management Personnel titles are disclosed on page 14.

(ii) Figures in brackets represent percentage of total remuneration (excluding the value of options) that is performance related.

(iii) Figures in brackets represent value of options as a percentage of total remuneration.

(iv) Interim Chief Executive Officer from 1 July 2005 to 15 August 2005, when Dr Nash was formally appointed as CEO and as a director. The values attributed to equity compensation for Dr Nash represent options issued whilst an executive officer and executive director respectively. The bonus was paid to Dr Nash prior to his appointment as a director.

(v) Dr Scrofani was appointed to the ZMG effective on 1 October 2005. Dr Scrofani's remuneration has been reflected from 1 October 2005 to 30 June 2006. The pro-rata value of prior year options issued to Dr Scrofani that vested during the year has been included in the table.

In the following table of 2005 comparative information, Dr Smith resigned as a director and CEO on 19 May 2005 but served a period of notice that ended on 1 July 2005. Remuneration for Dr Smith is recorded in the following remuneration table as an executive director for the period from 1 July 2004 to 19 May 2005 and as an executive officer from 20 May 2005 to 30 June 2005. The incentive payment and fair value of options issued to Dr Smith have both been recorded wholly as remuneration in the capacity of Executive Director whilst the percentage remuneration applicable to incentives and options pertain to Dr Smith's entire remuneration for the 2005 year. In July 2005 and in accordance with his contract of employment, Dr Smith received a payment in lieu of notice covering the period from 1 July 2005 to 18 November 2005 of $139,578 and an incentive payment for performance to 19 May 2005 of $53,087. These amounts were accrued in the 2005 financial year and excluded from the remuneration table given that his tenure as an executive officer did not end until 1 July 2005.

2005:

	Primary:			Post employment	Share-based payments:	Other compensation	
	Base Remuneration (salary and fees)	Non-cash Benefits	Bonuses / incentives (ii)	Super-annuation benefits	Shares and Options issued (iii)	Termination and Retirement Benefits	Total remuneration
	$	$	$	$	$	$	$
Directors							
Non-executive							
Mr R W Moses (resigned 19 May 2005) (v)	71,241	-	-	19,745	14,926	-	105,912
Mr I R Davis (appointed 22 April 2005)	16,682	-	-	1,501	-	-	18,183
Mr O B O'Duill (retired 21 October 2004)	13,673	-	-	1,367	1,519	-	16,559
Ms H A Cameron	58,417	-	-	5,670	4,583	-	68,670
Prof S Itescu	43,833	-	-	3,945	9,167	-	56,945
Mr J A C MacKenzie (appointed 22 April 2005)	10,077	-	-	907	-	-	10,984
Mr G R Kaufman (resigned 22 April 2005)	37,500	-	-	3,375	8,333	-	49,208
Executive							
Dr P M Smith (vi)	253,700	27,023	32,500 (8.0%)	34,867	55,758 (13.8%)	-	403,848
Total compensation	**505,123**	**27,023**	**32,500**	**71,377**	**94,286**	**-**	**730,309**
Executives (excluding directors)							
Current -Key Management Personnel							
The Company (i)							
Dr P M Smith	32,989	3,887	-	4,534	-	-	41,410
Ms R M Fry	149,044	19,115	26,363 (12.3%)	18,798	36,218 (14.5%)	-	249,538
Mr A M Boyd	129,745	19,011	31,544 (14.6%)	36,000	13,546 (5.9%)	-	229,846
Consolidated							
Dr P L C Keep	139,716	19,160	-	30,432	15,684 (7.6%)	-	204,992
Dr A D Nash (iv)	158,994	25,331	26,584 (11.8%)	14,422	26,159 (10.4%)	-	251,490
Dr D E Crump	118,498	29,086	-	20,000	15,684 (8.5%)	-	183,268
Total compensation – Consolidated	**1,234,109**	**142,613**	**116,991**	**195,563**	**201,577**	**-**	**1,890,853**
Total compensation - Company	**816,901**	**69,036**	**90,407**	**130,709**	**144,050**	**-**	**1,251,103**

(i) The Company only employed these persons during the financial year in an executive officer capacity. Executive Officer titles are disclosed on page 14.

(ii) Figures in brackets represent percentage of total remuneration (excluding the value of options) that is performance related.

(iii) Figures in brackets represent value of options as a percentage of total remuneration.

(iv) Chief Scientific Officer to 19 May 2005 and Interim Chief Executive Officer from 20 May 2005.

(v) Subsequent to reporting date, a payment of $43,137 was made to Mr Moses in accordance with a resolution made by the Board in respect of entitlements accrued to Mr Moses during the period of operation of the former Directors' Retirement Allowance.

(vi) Refer to the previous page in respect of former CEO Dr Smith's termination benefits.

J Analysis of bonuses and incentive payments included in remuneration - unaudited

All amounts recorded in the Directors' and Executive Officers' remuneration tables under the heading of "Bonuses / Incentives" are for performance for the previous financial year as determined in accordance with the PMDS. The remuneration is by way of payroll payment prior to the end of August following the year under review and is therefore fully vested in nature. All amounts are fully vested.

K Analysis of share-based payments granted as remuneration - unaudited

Details of the vesting profile of the options granted as remuneration during the financial year to each applicable person in the Directors' and Executive Officers' remuneration tables is detailed below.

Executives	Options granted: Number	Date	Number and % Vested in year	Forfeited in Year	Financial years in which grant vests	Value yet to vest in $
Executive Director						
Dr A D Nash	200,000	8 August 2005	80,000 (40%)	-	(i)	29,522
	600,000	7 November 2005	-	-	(ii)	96,930
Company executives						
Ms R M Fry	200,000	8 August 2005	80,000 (40%)	-	(i)	29,522
Mr A M Boyd	200,000	8 August 2005	80,000 (40%)	-	(i)	29,522
Consolidated entity executives						
Dr P L C Keep	200,000	8 August 2005	80,000 (40%)	-	(i)	29,522
Dr D E Crump	200,000	8 August 2005	80,000 (40%)	-	(i)	29,522
Dr S D B Scrofani	200,000	24 February 2006	80,000 (40%)	-	(i)	32,078

(i) Options vest 40% on issue and 20% on each of 1 July 2006, 1 July 2007 and 1 July 2008.

(ii) CEO options are exercisable on or within five years of each of 1 July 2006 (200,000), 1 July 2007 (200,000) and 1 July 2008 (200,000).

L Analysis of movements in options - unaudited

The only movement during the reporting period, by value, of options over ordinary shares in Zenyth issued during the year to each Company director and each of the five named Company and relevant group executives as applicable is detailed below.

Executive	Title	Granted in Year (A)	Exercised in Year (B)	Forfeited in Year (C)	Total option value
		$	$	$	$
Dr A D Nash	Interim CEO to 15 August 2005;	39,362	-	-	39,362
	CEO from 15 August 2005.	150,204	-	-	150,204
Ms R M Fry	General Counsel & Company Secretary	39,362	-	-	39,362
Mr A M Boyd	Director, Finance and Administration	39,362	-	-	39,362
Dr P L C Keep	Director, Intellectual Property and Licensing	39,362	-	-	39,362
Dr D E Crump	Medical Director	39,362	-	-	39,362
Dr S D B Scrofani	Director, Business Development	42,770	-	-	42,770

(A) The value of options granted during the financial year is calculated using a binomial model. The total value of the options granted is included in the table above. This amount is allocated to remuneration over the vesting period.

(B) The value of options exercised during the financial year is the market price of the Company's shares at close of trading on the date the options were exercised after deducting the price paid to exercise the option.

(C) The value of the options that lapsed during the financial year represents the benefit foregone.

M Fair value of options

The fair values of the options granted to executive directors and officers in the above tables have been calculated at grant date using a binomial valuation model that takes into account the performance hurdles and vesting period related to those options. The value as disclosed is the portion of the fair value of the options allocated to this reporting period in accordance with the vesting profile of the options. The following factors and assumptions have been used in determining the fair value on grant date. Comparative information has not been restated as market conditions were already included in the prior year valuation.

2006:

Grant date	Expiry date	Fair value per option	Exercise price	Share price on grant date	Risk free interest rate	Estimated volatility (i)	Dividend yield
8 Aug 2005	30 June 2010	$0.20	$0.62	$0.470	5.34%	51%	Nil
7 Nov 2005	30 June 2011	$0.24	$0.62	$0.495	5.44%	51%	Nil
7 Nov 2005	30 June 2012	$0.26	$0.62	$0.495	5.49%	51%	Nil
7 Nov 2005	30 June 2013	$0.28	$0.62	$0.495	5.49%	51%	Nil
24 Feb 2006	30 June 2010	$0.21	$0.62	$0.530	5.20%	48%	Nil

2005:

Grant date	Expiry date	Fair value per option	Exercise price	Share price on grant date (ii)	Risk free interest rate	Estimated volatility (i)	Dividend yield
4 Dec 2000	4 Dec 2005	$0.65	$0.84	$0.65	6.95%	56%	Nil
6 Aug 2001	6 Aug 2006	$0.72	$0.86	$0.51	6.26%	56%	Nil
13 Dec 2001	13 Dec 2006	$1.04	$0.88	$0.76	5.64%	56%	Nil
31 Mar 2004	31 Mar 2009	$0.16	$0.84	$0.52	5.25%	44%	Nil
1 Jul 2004	1 Jul 2009	$0.15	$0.84	$0.54	5.25%	44%	Nil
1 Jul 2004	1 Jul 2009	$0.15	$0.84	$0.54	5.25%	44%	Nil
16 Oct 2004	16 Oct 2007	$0.08	$0.84	$0.47	5.25%	44%	Nil
19 Jan 2005	19 Jan 2010	$0.13	$0.84	$0.47	5.25%	44%	Nil

(i) The estimated volatility of options granted has been based on the Zenyth share price from the demerging of Avexa Limited through to the end of the 2006 and 2005 financial years respecitvely.

(ii) The Zenyth share price was adjusted where applicable to reflect the demerger of 26.58% of value to Avexa Limited.

N Options granted to directors and senior executives

The Board acting within the constraints imposed by the Corporations Act 2001 has the discretion to offer options to staff to acquire shares in the Company and may resolve to do so under the terms and conditions of the Zenyth Key Employee Share Option Plan. There were 1,800,000 (2005: 1,550,000) options over unissued ordinary shares granted during the financial year, being 600,000 (2005: 1,000,000) to the CEO following approval at the October 2005 Annual General Meeting and 1,200,000 (2005: 550,000) to senior executives of the consolidated entity as part of their remuneration.

The exercise price for all options issued during the financial year was $0.62 (2005: $0.84). The expiry date for the 1,200,000 options issued to members of the ZMG during the financial year is 30 June 2010. These executive officer options vest 40% on issue and 20% on each of 1 July 2006, 1 July 2007 and 1 July 2008 whereas the CEO options are exercisable on or within five years of each of 1 July 2006 (200,000), 1 July 2007 (200,000) and 1 July 2008 (200,000).

O Alteration to option terms

There has been no amendment to the terms and conditions of options on issue during the financial year ended 30 June 2006.

In the previous financial year, the exercise prices of all options on issue as at the 7 September 2004 effective date of the demerger of Avexa Limited were reduced by a factor of 26.58% to reflect the corresponding transfer of value from Zenyth Therapeutics Limited to Avexa Limited as calculated by the share price relativities over the first five days of trading of Avexa Limited securities following listing on the ASX on 23 September 2004.

P Shares issued on exercise of options

During or since the end of the financial year the Company did not issue any shares as a result of the exercise of options.

Q Consequences of performance on shareholder wealth - unaudited

In considering the Company's performance and how best to maximise shareholder value, the Board has regard to a broad range of factors, some of which are financial and others of which relate to the scientific progress on the Company's projects, relationship building with research institutions, projects introduced, staff development etc. The Board has some but not absolute regard to the Company's result and cash consumption for the year. It does not utilise earnings per share as a performance measure nor does it contemplate consideration of any dividends in the short to medium term given that all efforts are currently being expended to build the business and establish self-sustaining revenue streams. The Company is of the view that any adverse movement in the Company's share price should not be taken into account in assessing the performance of individuals other than the CEO for whom the Company's share price is included within the overall measure of performance against individual objectives.

Dated at Melbourne this day of August, 2006. This report is made with a resolution of the directors.

Mr I R Davis,(Chairman)

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001.

To the Directors of Zenyth Therapeutics Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2006, there have been:

(i) No contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) No contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

B W Szentirmay
Partner

Melbourne

August 2006

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Income Statement		Consolidated		Company	
for the year ended 30 June 2006	Note	**2006**	2005	**2006**	2005
		$000	$000	**$000**	$000
Licence fee and royalty revenue		**4,153**	8,300	**500**	1,500
Revenue		**4,153**	8,300	**500**	1,500
Other income	2	**1,123**	2,304	**13,127**	13,046
Changes in the fair value of investment in listed entity		**1,790**	(2,023)	**1,790**	(2,746)
Changes in the fair value of funds under management		**4,225**	5,317	**4,225**	5,317
Changes in the fair value of investments		**6,015**	3,294	**6,015**	2,571
Licence fee and royalty payments	3(a)	**(1,207)**	(1,149)	**-**	-
Contract research and development costs	3(a)	**(4,913)**	(4,157)	**-**	-
Personnel expenses:					
- Termination expenses in respect of former CEO		**-**	(140)	**-**	(140)
- All other employee expenses		**(4,491)**	(4,354)	**(1,874)**	(1,875)
Share-based payment expense		**(145)**	(154)	**(145)**	(154)
Depreciation and amortisation expense	3(b)	**(663)**	(540)	**(318)**	(173)
Finance costs	3(b)	**(22)**	(175)	**(6,531)**	(2,146)
Impairment loss on loans to controlled entities		**-**	-	**(14,411)**	(14,066)
Other expenses	3(c)	**(4,279)**	(4,282)	**(2,611)**	(2,672)
Loss before tax		**(4,429)**	(1,053)	**(6,248)**	(4,109)
Income tax expense	5	**-**	-	**-**	-
Loss after tax but before profit or loss of discontinued operation		**(4,429)**	(1,053)	**(6,248)**	(4,109)
Loss of discontinued operation, net of tax		**-**	(723)	**-**	-
Loss for the year		**(4,429)**	(1,776)	**(6,248)**	(4,109)
Basic earnings per share	22	**(3.5)**	(1.4)		
Diluted earnings per share	22	**(3.5)**	(1.4)		

The income statement is to be read in conjunction with the notes to the financial statements set out on pages 22 to 49.

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statement of changes in equity for the year ended 30 June 2006

	Consolidated			Company		
	Issued capital	**Accumulated losses**	**Total equity**	**Issued capital**	**Accumulated losses**	**Total equity**
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Opening balance as at 1 July 2005	136,451	(82,798)	53,653	136,451	(120,680)	15,771
Non-profit items recognised directly in equity	-	-	-	-	-	-
Total non-profit items recognised directly in equity	-	-	-	-	-	-
	-	(4,429)	(4,429)	-	(6,248)	(6,248)
Total recognised income and expense for the year	**-**	**(4,429)**	**(4,429)**	**-**	**(6,248)**	**(6,248)**
Equity settled share-based payment transactions	-	145	145	-	145	145
Closing balance as at 30 June 2006	**136,451**	**(87,082)**	**49,369**	**136,451**	**(126,783)**	**9,668**

Statement of changes in equity for the year ended 30 June 2005

	Consolidated			Company		
	Issued capital	**Accumulated losses**	**Total equity**	**Issued capital**	**Accumulated losses**	**Total equity**
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Opening balance as at 1 July 2004	147,743	(83,576)	64,167	147,743	(119,125)	28,618
Non-profit items recognised directly in equity:						
Capital reduction following demerger of Avexa Limited (Note 32)	(9,600)	-	(9,600)	(9,600)	-	(9,600)
Share capital cancelled as part of on market share buy back (Note 18)	(1,692)	-	(1,692)	(1,692)	-	(1,692)
Valuation adjustments recognised directly in equity (Note 32)	-	2,400	2,400	-	2,400	2,400
Total non-profit items recognised directly in equity	**(11,292)**	**2,400**	**2,400**	**(11,292)**	**2,400**	**2,400**
Loss for the year	-	(1,776)	(1,776)	-	(4,109)	(4,109)
Total recognised income and expense for the year	**-**	**624**	**624**	**-**	**(4,109)**	**(4,109)**
Equity settled share-based payment transactions	-	154	154	-	154	154
Closing balance as at 30 June 2005	**136,451**	**(82,798)**	**53,653**	**136,451**	**(120,680)**	**15,771**

Amounts disclosed in the Consolidated statement of changes in equity are stated net of tax.

The statement of changes in equity is to be read in conjunction with the notes to the financial statements set out on pages 22 to 49.

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Balance sheet		Consolidated		Company	
as at 30 June 2006	Note	2006	2005	2006	2005
		$000	$000	$000	$000
Assets					
Cash and cash equivalents	8	**204**	2,152	**142**	1,677
Trade and other receivables	9	**107**	335	**63**	258
Investment in funds under management	10	**45,549**	49,575	**45,549**	49,575
Investment in listed entity	12	**4,844**	-	**4,844**	-
Other	11	**344**	150	**29**	17
Total current assets		**51,048**	52,212	**50,627**	51,527
Trade and other receivables	9	**105**	197	**-**	-
Investment in listed entity	12	**-**	3,054	**-**	3,054
Other investments	10	**-**	-	**1,650**	1,650
Property, plant and equipment	13	**1,495**	1,173	**641**	535
Total non-current assets		**1,600**	4,424	**2,291**	5,239
Total assets		**52,648**	56,636	**52,918**	56,766
Liabilities					
Trade and other payables	14	**2,359**	1,567	**430**	443
Employee benefits	15	**880**	816	**364**	427
Other	16	**-**	500	**-**	500
Total current liabilities		**3,239**	2,883	**794**	1,370
Interest bearing loans and borrowings	17	**-**	-	**42,440**	39,595
Employee benefits	15	**40**	100	**16**	30
Total non-current liabilities		**40**	100	**42,456**	39,625
Total liabilities		**3,279**	2,983	**43,250**	40,995
Net assets		**49,369**	53,653	**9,668**	15,771
Equity					
Issued capital	18	**136,451**	136,451	**136,451**	136,451
Accumulated losses	19	**(87,082)**	(82,798)	**(126,783)**	(120,680)
Total equity		**49,369**	53,653	**9,668**	15,771

The balance sheet is to be read in conjunction with the notes to the financial statements set out on pages 22 to 49.

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

Statements of cash flows		Consolidated		Company	
for the year ended 30 June 2006	Note	**2006**	2005	**2006**	2005
		$000	$000	**$000**	$000
Cash flows from operating activities					
Cash receipts in the course of operations		**4,349**	10,206	**2,882**	2,834
Cash payments in the course of operations		**(13,634)**	(14,342)	**(9,410)**	(5,047)
Interest received		**42**	258	**42**	62
Net cash used in operating activities	21	**(9,243)**	(3,878)	**(6,486)**	(2,151)
Cash flows from investing activities					
Payment for investment in Avexa Limited		**-**	(5,800)	**-**	(5,800)
Funds divested under demerger of Avexa Limited		**-**	(7,200)	**-**	(7,200)
Payments for property, plant and equipment		**(1,001)**	(358)	**(440)**	(127)
Payment for transfer of employee entitlements at book value to Avexa Limited		**-**	(86)	**-**	(33)
Proceeds from sale of property, plant and equipment		**46**	10	**46**	10
Proceeds from sale of investment in land and buildings in a prior year		**-**	3,000	**-**	3,000
Net proceeds from a prior year sale of businesses and a controlled entity, net of cash balances of disposed entities		**-**	2,454	**-**	-
Net cash used in investing activities		**(955)**	(7,980)	**(394)**	(10,150)
Cash flows from financing activities					
Net cash transferred from funds under management		**8,250**	13,400	**8,250**	13,400
Net cash received from /(paid to) controlled entities to fund working capital		**-**	-	**(2,905)**	280
Net cash outlay on share buy back		**-**	(1,693)	**-**	(1,693)
Net cash from financing activities		**8,250**	11,707	**5,345**	11,987
Net decrease in cash held		**(1,948)**	(151)	**(1,535)**	(314)
Cash at the beginning of the financial year		**2,152**	2,303	**1,677**	1,991
Cash at the end of the financial year	8	**204**	2,152	**142**	1,677

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 22 to 49.

INDEX TO NOTES TO THE ACCOUNTS

1 Statement of significant accounting policies

Zenyth Therapeutics Limited (the Company) is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 30 June 2006 comprises the Company and its subsidiaries (together referred to as the consolidated entity) and was authorised for issue by the directors on 23 August 2006.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group (UIG) Interpretations adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. International Financial Reporting Standards (IFRS) form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS (AIFRS). The financial reports of the Company and consolidated entity also comply with IFRS and interpretations adopted by the International Accounting Standards Board.

This is the consolidated entity's first financial report prepared in accordance with AIFRS, and AASB 1 *First Time Adoption of AIFRS* has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in Note 28.

(b) Basis of preparation

The financial report is presented in Australian dollars and on the historical basis unless otherwise stated. Non-current assets are stated at the lower of carrying amount and fair value less costs to sell.

The consolidated entity has elected to early adopt the following accounting standards and amendments:

- AASB 119 *Employee Benefits* (December 2004)
- AASB 2004-3 *Amendments to Australian Accounting Standards* (December 2004) amending AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* (July 2004), AASB 101 *Presentation of Financial Statements* and AASB 124 *Related Party Disclosures*
- AASB 2005-1 *Amendments to Australian Accounting Standards* (May 2005) amending AASB 139 *Financial Instruments: Recognition and Measurement*
- AASB 2005-3 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 119 *Employee Benefits* (either July or December 2004)
- AASB 2005-4 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 139 *Financial Instruments: Recognition and Measurement,* AASB 132 *Financial Instruments: Disclosure and Presentation,* AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* (July 2004), AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*
- AASB 2005-5 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* (July 2004), and AASB 139 *Financial Instruments: Recognition and Measurement*
- AASB 2005-6 *Amendments to Australian Accounting Standards* (June 2005) amending AASB 3 *Business Combinations*
- AASB 2006-1 *Amendments to Australian Accounting Standards* (January 2006) amending AASB 121 *The Effects of Changes in Foreign Exchange Rates* (July 2004)
- UIG 4 *Determining whether an Arrangement contains a Lease*
- UIG 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*
- UIG 7 *Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies*
- UIG 8 *Scope of AASB 2.*

The following standards and amendments were available for early adoption but have not been applied by the consolidated entity in these financial statements:

- AASB 7 *Financial instruments: Disclosure* (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007
- AASB 2005-9 *Amendments to Australian Accounting Standards* (September 2005) 3 requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006

(b) Basis of preparation (continued)

- AASB 2005-10 *Amendments to Australian Accounting Standards* (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosures and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings per Share*, AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7, AASB 2005-9 and AASB 2005-10 in the 2007 financial year. The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company as the standard and the amendment are concerned only with disclosures. The quantification of any impact of adoption of AASB 2005-9 is not known or reasonably estimable in the current financial year as an exercise to quantify any financial impact has not been undertaken by the Company to date.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

There have been no judgements made by management during the current financial year in the application of Australian Accounting Standards that have had or are expected to have a significant effect on the financial report nor have there been any estimates with a significant risk of material adjustment in the next year.

The accounting policies set out below have been consistently applied to all periods presented in the consolidated financial report and in preparing an opening AIFRS balance sheet as at 1 July 2004 for the purposes of transition to Australian Accounting Standards – AIFRS.

(c) Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date that control ceases.

Intragroup balances and unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

(d) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of Goods and Services Tax (GST) payable to the taxation authority.

Licence fee and royalty revenue

Licence fee, milestone payments and royalty revenues are recognised as they are earned in accordance with contractual arrangements. Milestone payments are only recognised as revenue upon third party confirmation of completion of the performance requirement.

(e) Other income

Interest revenue
Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Rental income
Rental income from sub-tenants is recognised as it accrues pursuant to contractual arrangements.

Government grants
Revenue from government grants is recognised as the consolidated entity becomes entitled to receive monies pursuant to grant conditions.

Sale of non-current assets
The gross proceeds of non-current asset sales less the carrying value of the assets at time of disposal are included as income at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed. The gain or loss on disposal calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal includes all incidental costs of disposal.

(f) Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the Australian Taxation Office (ATO) is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(g) Foreign currency
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

(h) Derivatives
The consolidated entity may elect to use derivative financial instruments on occasion to hedge its exposure to foreign exchange risks arising from operational and financial activities. In accordance with Company policy, the consolidated entity does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends upon the nature of the item being hedged.

The consolidated entity did not enter into any derivative financial instrument arrangements in the current period.

(i) Income Tax
Income tax on the income statement for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

(i) Income Tax (continued)

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying value of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

The Company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries. The implementation date for the tax-consolidated group was 1 July 2003.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group). Deferred tax assets and deferred tax liabilities are measured by reference to the carrying amounts of the assets and liabilities in the Company's balance sheet and their tax values applying under tax consolidation.

Nature of tax funding arrangements and tax sharing agreements

The members of the tax-consolidated group have entered into a tax funding agreement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability/(asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable/(payable) in the separate financial statements of the members of the tax-consolidated group equal in amount to the tax liability/(asset) assumed. The inter-entity receivable/(payable) is at call.

(j) Receivables

The collectability of receivables is assessed at reporting date and specific provision is made for any doubtful accounts. Trade receivables to be settled within contractual terms and conditions are carried at amortised cost less impairment losses.

For receivables with a remaining life of less than one year, the notional amount is deemed to be reflective of amortised cost. All other receivables are discounted to determine the carrying amount.

(k) Property, plant and equipment

(i) Owned assets

The consolidated entity holds no property. Items of plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses.

(ii) Leased assets

Leases in terms of which the consolidated entity assumes substantially all of the risks and rewards of ownership are classified as finance leases. The consolidated entity has no finance leases. Leases other than finance leases are classified as operating leases.

(iii) Depreciation

Depreciation is charged to the income statement on a straight line basis over the estimated useful lives of each part of an item of plant and equipment. The residual value, if not insignificant, is reassessed annually.

The estimated useful lives in the current and comparative periods are as follows:

- plant and equipment 2.5 – 10 years

(l) Cash and cash equivalents

Cash and cash equivalents comprises cash balances and short term deposits with an original maturity of three months or less.

(m) Impairment

The carrying amounts of the consolidated entity's assets are reviewed at each balance date to determine whether there is any indication of impairment. If any such impairment exists, the recoverable amount of the asset is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has been previously revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation, with any excess recognised through the income statement.

Recoverable amount of assets is determined as the greater of their fair value less costs to sell and value in use. Value in use is assessed using discounted cash flow analysis.

On the basis that the non-current assets of the consolidated entity are utilised to facilitate the development and commercialisation of scientific projects to generate sustainable royalty and other revenue streams in the long term, a review of the consolidated entity's non-current assets at reporting date did not reveal any indication of impairment. An impairment loss is recognised by the Company for the shortfall between the amount owing to the Company by a subsidiary and the subsidiary's available net assets.

(n) Payables

Trade and other payables are stated at cost. Liabilities are recognised for amounts to be paid in the future for goods or services received. Trade accounts payable are normally settled within 60 days. For payables expected to be settled within one year, the notional amount is deemed to reflect the fair value whereas all other payables are discounted to their fair value.

(o) Investments

(i) Investments in listed entities

Carrying values of investments in listed entities are classified as *financial assets at fair value through profit or loss*, and are measured at fair value, being quoted market prices at reporting date. Movements in fair value are included in the income statement. This treatment is consistent with the treatment adopted in the prior period.

(ii) Investments in unlisted securities

Investments in unlisted entities are carried at the lower of cost and recoverable amount.

(iii) Investments in funds under management

Investments in fixed interest securities, equities and other negotiable instruments within externally managed funds are classified as *financial assets at fair value through profit or loss* and are brought to account at market value. Movements in fair value are included in the income statement. This treatment is consistent with the treatment adopted in the prior period.

(p) Employee benefits

The consolidated entity applies the following policy in respect of employee benefits.

(i) Long term service benefits

The consolidated entity's net obligation in respect of long term service benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value. The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the consolidated entity's obligations.

(ii) Share-based payment transactions

The Key Employee Share Option Plan allows employees to acquire shares in the Company. The fair value of options granted is recognised as an employee share-based payment expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of the options granted is calculated using a binomial model taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense in the income statement is adjusted to reflect the actual number of share options that vest.

(iii) Wages, salaries, annual leave, performance incentive and non-monetary benefits

Liabilities for wages, salaries, annual leave and performance incentives represent present obligations resulting from employees' services provided up to balance sheet date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at balance date including related on-costs, such as workcover insurance and payroll tax.

(p) Employee benefits (continued)

(iv) Superannuation

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred. The consolidated entity has no defined benefit pension fund obligations.

(q) Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, the provision is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money, and when appropriate, the risks specific to the liability.

(r) Expenses

(i) Operating lease payments

Payments made under operating leases are expensed in the income statement on a straight line basis over the term of the lease.

(ii) Research and development

Research expenditure undertaken with the prospect of gaining new scientific or technical knowledge or understanding is expensed as incurred. The consolidated entity does not currently undertake development activities as defined in AASB 138 *Intangible Assets* and therefore has not capitalised development expenditure.

(s) Segment reporting

A segment is a distinguishable component of the consolidated entity that is engaged in providing products or services within a particular business sector or geographical environment which is subject to risks and rewards that are different from those of other segments. Segment reporting details are provided in Note 7.

(t) Earnings per share

Basic earnings per share (EPS) is calculated by dividing the net income attributable to members of the Company for the reporting period, after exclusion of any costs of servicing equity (other than ordinary shares), by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted for the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

(u) Discontinued operations

A discontinued operation is a component of the consolidated entity's business that represents a separate major line of business or geographical area of operations. The demerger of the former Zenyth anti-infectives business effective on 7 September 2004 has been recorded as a discontinued operation in the previous financial year ended 30 June 2005 (Note 32).

	Consolidated		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
2 Other income				
Finance income:				
- interest from third parties	**42**	377	**42**	311
- interest from related parties	**-**	-	**10,905**	9,791
Realised foreign exchange gain	**62**	-	**62**	-
Finance income	**104**	377	**11,009**	10,102
Rendering of services	**405**	451	**856**	1,360
Operating lease income	**557**	770	**1,226**	1,057
Government grant income	**-**	383	**-**	383
Other income	**26**	313	**6**	134
Profit on sale of fixed assets	**31**	10	**30**	10
Total other income	**1,123**	2,304	**13,127**	13,046

3 Profit before related income tax expense

	Consolidated		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
a) Individually material items included in profit before related income tax expense:				
Contract research and development expenditure	**4,913**	4,157	-	-
Licence fee and royalty payments	**1,207**	1,149	-	-
Direct research and development expenditure	**4,525**	5,701	-	-
	10,645	11,007	-	-
b) Profit before related income tax expense has been arrived at after charging / (crediting) the following items:				
Finance costs:				
Forgiveness of intercompany debt	-	-	**4,282**	-
Foreign exchange losses and other finance costs	**22**	175	**5**	160
Borrowing costs - related parties	-	-	**2,244**	1,986
Finance costs	**22**	175	**6,531**	2,146
Depreciation of plant and equipment	**663**	540	**318**	173
Net (gain) / loss on sale of property, plant and equipment	**(30)**	1	**(30)**	1
Amounts transferred to / (from) provisions for:				
- Employee entitlements	**661**	562	**318**	297
- Impairment loss in respect of related party receivables	-	-	**14,411**	14,066
- Other provisions	-	(82)	-	(82)
Superannuation payments to defined contribution plans	**397**	450	**162**	229
Operating lease rental expense	**716**	770	**1,184**	1,059
c) Other expenses				
Occupancy costs	**1,521**	1,481	**1,434**	1,366
Insurance costs	**240**	313	**240**	312
Consultancy costs	**133**	93	**10**	29
Legal and professional fees	**296**	311	**268**	258
Intellectual property management	**550**	558	**3**	-
Information technology and asset maintenance costs	**214**	224	**145**	140
Laboratory consumables	**593**	462	-	-
Equipment leasing and hire	**14**	-	**147**	160
Advertising and promotion	**157**	77	**146**	57
Travel costs	**211**	266	**43**	64
Sundry expenses	**350**	497	**175**	286
Total Other expenses	**4,279**	4,282	**2,611**	2,672

4 Auditor's remuneration

	$	$	**$**	$
Audit services: Auditors of the Company	**64,683**	52,500	**64,683**	52,500
Other services: Auditors of the Company				
- taxation services	**28,550**	23,450	**24,350**	23,450
-other assurance services	**13,600**	14,500	**13,600**	14,500
Total other services	**42,150**	37,950	**37,950**	37,950

5 Income tax

	Consolidated		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Current tax expense – current year	-	-	-	-
Deferred tax expense – continuing operations	-	-	-	-
Total income tax expense in income statement attributable to continuing operations	-	-	-	-
Numerical reconciliation between tax expense and pre-tax net loss:				
Loss before tax – continuing operations	**(4,429)**	(1,776)	**(6,248)**	(4,109)
Income tax using the domestic corporation tax rate of 30% (2005: 30%)	**(1,329)**	(533)	**(1,874)**	(1,233)
Increase in income tax expense due to:				
Non-deductible items	**3**	164	**3**	164
Share-based payment expense	**43**	47	**43**	47
Fair value adjustment of investment in Avexa	**(537)**	607	**(537)**	607
Section 40-880 business related costs deduction	**(53)**	-	**(53)**	-
Future income tax benefit not brought to account	**3,028**	717	**3,028**	717
Items non-assessable for tax purposes	**(480)**	(94)	**(480)**	(94)
Research and development allowance	**(675)**	(908)	**(675)**	(908)
Income tax credit related to current and deferred tax transactions of the wholly-owned subsidiaries in the tax-consolidated group	-	-	**(2,799)**	(2,946)
Recovery of income tax expense under tax funding agreement	-	-	**2,799**	2,946
Income tax benefit related to current transactions with wholly-owned Subsidiaries	-	-	**545**	700
Income tax expense on pre-tax loss	-	-	-	-

There was no deferred tax recognised directly in equity.

The potential future income tax benefit arising from tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:				
- Tax losses carried forward	**44,126**	41,258	**44,126**	41,258
- Deductible temporary differences	**761**	638	**761**	638
	44,887	41,896	**44,887**	41,896

6 Dividend franking account

30% franking credits available to shareholders of Zenyth Therapeutics Limited	**11,084**	11,016	**11,084**	11,016

The above available amounts are based on the balance of the dividend franking account at reporting date. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

Tax Consolidation legislation

On 1 July 2003, Zenyth Therapeutics Limited and its wholly owned subsidiaries adopted the Tax Consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of franking credits available to shareholders of the parent entity (being the head entity in the tax-consolidated group) disclosed at 30 June 2006 and 30 June 2005 have been measured under the new legislation as those available from the tax-consolidated group.

7 Segment Reporting

Inter-segment pricing is determined on an arm's length basis. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments

During the reporting period, the consolidated entity comprised the following main business segments, based on the consolidated entity's management reporting system:

- Core business - commercialisation of R&D Research, development and commercialisation activities
- Corporate - administration, management services, investments of funds and operational infrastructure

The Zenyth anti-infectives division was transferred on 1 July 2004 to Avexa Limited which was then demerged from the Zenyth Group effective on 7 September 2004. Prior to 1 July 2004, this division remained within the core business segment but for the period from 1 July 2004 to 7 September 2004, has been excluded from core business activities and reported separately as unallocated revenues and expenses.

Geographical segments

The consolidated entity operates predominantly in Australia. More than 90% of revenue, operating loss and segment assets relate to operations in Australia.

	Core business		Corporate		Eliminations		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$000	$000	**$000**	$000	**$000**	$000	**$000**	$000
Revenue and income								
External segment revenue	**3,674**	6,800	**1,602**	3,804	**-**	-	**5,276**	10,604
Inter-segment income	**-**	-	**10,906**	9,791	**(10,906)**	(9,791)	**-**	-
Total segment income	**3,674**	6,800	**12,508**	13,595	**(10,906)**	(9,791)	**5,276**	10,604
Fair value adjustments: income / (expense)	**-**	-	**6,015**	3,294	-	-	**6,015**	3,294
Total revenue and income							**11,291**	13,898
Result								
Segment result	**(6,883)**	(3,700)	**2,454**	2,647	-	-	**(4,429)**	(1,053)
Unallocated result							**-**	(723)
Loss before income tax							**(4,429)**	(1,776)
Income tax expense							**-**	-
Loss after income tax							**(4,429)**	(1,776)
Assets								
Segment assets	**1,083**	883	**51,565**	55,753		-	**52,648**	56,636
Liabilities								
Segment liabilities	**2,470**	1,540	**809**	1,443		-	**3,279**	2,983
Acquisitions of non-current assets	**561**	5	**441**	353		-	**1,002**	358
Depreciation and amortisation	**48**	10	**615**	530	-	-	**663**	540
Non-cash expenses other than depreciation and amortisation:								
Increase in employee provisions	**162**	265	**136**	297	**-**	-	**298**	562
Impairment loss on intercompany loan	**-**	-	**14,411**	14,066	**(14,411)**	(14,066)	**-**	-

8 Cash and cash equivalents

	Consolidated		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Bank balances and cash floats	**204**	2,152	**142**	1,677

Interest on cash at bank is credited at prevailing market rates. The weighted average interest rate at reporting date was 3.3% (2005: 4.6%) (Consolidated) and 3.1% (2005: 4.5%) (Company).

Financing arrangements

The Company's banking facilities at 30 June 2006 comprised a Diammond Electronic Funds Transfer Facility.

9 Trade and other receivables

Current

Interest receivable	-	16	-	16
Other debtors	**107**	319	**63**	242
	107	335	**63**	258

Non-current

Amounts receivable from related parties:				
- Controlled entities (i)	-	-	**208,295**	193,883
Less: Provision for impairment losses	-	-	**(208,295)**	(193,883)
	-	-	-	-
Amounts receivable from sale of businesses and a controlled entity	**105**	197	-	-
	105	197	-	-

(i) At reporting date the Company had made loans totalling $208,294,540 (2005: $193,883,121) to controlled entities that had liabilities in excess of its assets and negative cash flows that indicated an impairment. An amount of $14,411,420 (2005: $14,066,330) has been recorded as an impairment loss in the current financial year recognising the net asset deficiency of the controlled entity and after discounting the future cash flows associated with the research and development activities conducted by that controlled entity. Interest is charged at a floating rate on non-current amounts receivable from related parties and the effective interest rate at reporting date was 5.64% (2005: 5.51%).

10 Investments

Current – Funds under management

Funds under management comprises financial instruments in the following asset classes, at fair value:

Cash trusts and fixed interest	**35,540**	38,655	**35,540**	38,655
Equities	**10,009**	10,920	**10,009**	10,920
	45,549	49,575	**45,549**	49,575

The Board of Directors controls funds under management through the provision of an investment mandate to each of the investment managers with the objective of generating a cash enhanced return with a maximum 25% exposure to equity markets at any one time. The mandate prescribes minimum credit ratings for individual financial instruments, asset allocation benchmarks and weighted average maturity profiles for interest bearing instruments. The Company's policy in relation to derivative instruments is set out in Note 1(h).

Non-current – Other investments

Shares in controlled entities – unquoted (at cost)	-	-	**1,650**	1,650
Shares in other entities - unquoted (at recoverable amount) (i)	-	-	-	-
	-	-	**1,650**	1,650

(i) Included in shares in other entities is a 20.87% (2005: 20.87%) interest in Cerylid Biosciences Limited represented by 10,280,000 ordinary shares issued at $1 each. In the opinion of directors, the carrying value is nil having regard to the uncertainty of the quantum, timing and nature of any return to Zenyth on its investment. Cerylid Biosciences Limited is an unlisted genomics-driven drug discovery company.

11 Other current assets

	Consolidated		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Prepayments	**344**	150	**29**	17

12 Investment in listed entity

Current				
Shares in listed entity (Note 32) at fair value (Cost of $5,800,000)	**4,844**	-	**4,844**	-
Non-current				
Shares in listed entity (Note 32) at fair value (Cost of $5,800,000)	**-**	3,054	**-**	3,054

The value of the investment at period end reflects the closing share price immediately prior to period end, with movements in the fair value recorded in the income statement as "Changes in fair value of investment in listed entity." The investment has been reclassified at 30 June 2006 from a non-current to a current asset reflecting the Company's intention to liquidate the investment within twelve months of balance date.

13 Property, plant and equipment

Plant and equipment - at cost	**8,054**	7,323	**2,316**	1,932
Less: Accumulated depreciation	**(6,559)**	(6,150)	**(1,675)**	(1,397)
	1,495	1,173	**641**	535
Reconciliations				
Plant and equipment				
Carrying amount at the beginning of the financial year	**1,173**	1,368	**535**	592
Additions	**1,002**	358	**441**	127
Disposals	**(17)**	(13)	**(17)**	(11)
Depreciation	**(663)**	(540)	**(318)**	(173)
Write down to recoverable amount	**-**	-	**-**	-
Carrying amount at the end of the financial year	**1,495**	1,173	**641**	535

14 Trade and other payables

Trade creditors and accruals	**2,359**	1,567	**430**	443

15 Employee benefits

Current				
Employee benefits (Note 29)	**880**	816	**364**	427
Non-current				
Employee benefits (Note 29)	**40**	100	**16**	30

The weighted average interest rate at reporting date in respect of the settlement of non-current employee entitlements is 5.7% (2005: 5.2%). The carrying value of employee entitlements approximates fair value. The number of employees at reporting date is disclosed in Note 29.

16 Other current liabilities

Unearned income	**-**	500	**-**	500

17 Interest bearing loans and borrowings

Non-current				
Amounts payable to controlled entities	**-**	-	**42,440**	39,595

18 Issued capital

	Consolidated		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Issued and paid up capital				
125,176,327 (2005:125,176,327) ordinary shares, fully paid	**136,451**	136,451	**136,451**	136,451
Movements during the year were as follows:				
Balance at the beginning of the financial year	**136,451**	147,743	**136,451**	147,743
Capital reduction following demerger of Avexa Limited (Note 32)	**-**	(9,600)	**-**	(9,600)
Share capital cancelled as part of on market share buy back (i)	**-**	(1,692)	**-**	(1,692)
Share capital at the end of the financial year	**136,451**	136,451	**136,451**	136,451

(i) On 5 April 2004 the Company commenced an on-market buy back and cancellation of its shares which concluded on 4 April 2005. A total of 5,466,159 shares were bought back and cancelled under the scheme at a total cost of $3,378,221, representing 4.2% of share capital on issue at the commencement of the scheme.

Terms and conditions of ordinary shares

Holders of ordinary shares are entitled to one vote per share at shareholders' meetings and to receive any dividends as may be declared. In the event of winding up of the Company, ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Options to acquire ordinary shares

There were no options to acquire ordinary shares converted during the year ended 30 June 2006 (2005: nil).

19 Accumulated losses

	Consolidated 2006	Consolidated 2005	Company 2006	Company 2005
Accumulated losses at the beginning of the financial year	**(82,798)**	(83,576)	**(120,680)**	(119,125)
Realisation of asset revaluation reserve (Note 32)	**-**	2,400	**-**	2,400
Share-based payment expense	**145**	154	**145**	154
Net loss attributable to members of the parent entity	**(4,429)**	(1,776)	**(6,248)**	(4,109)
Accumulated losses at the end of the financial year	**(87,082)**	(82,798)	**(126,783)**	(120,680)

20 Commitments

	Consolidated 2006	Consolidated 2005	Company 2006	Company 2005
a) Capital expenditure commitments				
Plant and equipment				
Contracted but not provided for and payable within one year	**-**	-	**-**	-
b) Non-cancellable operating lease expense commitments				
Future operating lease commitments not provided for in the financial statements and payable:				
- Within one year	**867**	847	**780**	731
- One year or later and no later than five years	**3,329**	3,245	**3,209**	3,097
- Greater than five years	**1,742**	2,569	**1,742**	2,569
	5,938	6,661	**5,731**	6,397

The Company has entered into a premises rental agreement which expires on 30 June 2013 and for which the 2007 rental of $720,667 increases by 3.5% every year. The consolidated entity also has novated finance lease commitments and office equipment operating leases.

	Consolidated 2006	Consolidated 2005	Company 2006	Company 2005
c) Non-cancellable research and development commitments				
Future research and development commitments not provided for in the financial statements, excluded from b) above and payable:				
- Within one year	**6,591**	727	**-**	-
- One year or later and no later than five years	**95**	1,200	**-**	-
	6,686	1,927	**-**	-

20 Commitments (continued)

c) Non-cancellable research and development commitments (continued)

Wholly owned controlled entity Zenyth Operations Pty Ltd has various project-related contractual commitments for the 2007 financial year and beyond the aggregate value of which is reflected in Note 20(c).

d) Deed of indemnity

The Company has entered into a Deed of Indemnity with controlled entity, Zenyth Operations Pty Ltd whereby the Company has agreed to indemnify the controlled entity in respect of any liability reasonably and properly incurred by the controlled entity in the course of ordinary operations or at the express request of the Company and which the controlled entity is unable to discharge from its own resources as and when that liability becomes due and payable. A provision for impairment loss on the value of the loan to the controlled entity has been brought to account in the financial statements of the Company at 30 June 2006 and 30 June 2005.

21 Notes to the statements of cash flows

Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the balance sheets as follows:

	Consolidated		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Cash assets (Note 8)	**204**	2,152	**142**	1,677
Reconciliation of loss after related income tax to net cash used in operating activities				
Loss after income tax	**(4,429)**	(1,776)	**(6,248)**	(4,109)
Add / (less) non-cash items:				
- Share-based payment expense	**145**	154	**145**	154
- Depreciation and amortisation	**663**	540	**318**	173
- Net (gain) / loss on sale of property, plant and equipment	**(30)**	1	**(30)**	1
- Net intercompany revenues less expenses capitalised or settled as financing activity	**-**	-	**(8,661)**	(9,004)
- Operating result of Avexa Limited to 7 September 2004 not funded through Zenyth cash	**-**	723	**-**	-
- Non-cash licence fee and royalty income	**(500)**	-	**(500)**	-
- Non-cash interest on property sale deferred consideration	**-**	(250)	**-**	(250)
- Movement in fair value of investment in funds under management	**(4,225)**	(5,317)	**(4,225)**	(5,317)
Amounts transferred to / (from) provisions for:				
- Employee entitlements	**4**	562	**(77)**	297
- Diminution in value of loans to controlled entities	**-**	-	**14,411**	14,066
- Movement in fair value of investment in listed entity	**(1,790)**	2,023	**(1,790)**	2,746
- Other provisions	**-**	(82)	**-**	(82)
Changes in working capital and provisions				
- (Increase) / decrease in Receivables	**184**	129	**195**	(132)
- (Increase) / decrease in Other assets	**(278)**	18	**(12)**	131
- Increase / (decrease) in Payables	**1,013**	317	**(12)**	(52)
- Increase / (decrease) in Provisions	**-**	(510)	**-**	(360)
- Increase / (decrease) in Other liabilities	**-**	(410)	**-**	(413)
Net cash used in operating activities	**(9,243)**	(3,878)	**(6,486)**	(2,151)

Non-cash financing and investing activities

There have been no financing and investing transactions during the financial year which have had a material effect on consolidated assets and liabilities. The final $3,000,000 of the deferred consideration relating to the 27 June 2003 sale of the consolidated entity's investment in land and buildings was duly received in the previous financial year on 27 June 2005.

22 Earnings per share

	Consolidated	
	2006	2005
	$000	$000
a) Earnings reconciliation		
Net loss	**(4,429)**	(1,776)
Basic earnings	**(4,429)**	(1,776)
Diluted earnings	**(4,428)**	(1,775)
b) Weighted average number of shares	**Number**	Number
Number for basic earnings per share:		
Ordinary shares	**125,176,327**	126,792,261
Number for diluted earnings per share:		
Ordinary shares	**125,176,327**	126,792,261
Effect of share options on issue	**50,000**	50,000
Weighted average number of ordinary shares (diluted)	**125,226,327**	126,842,261

Of the 5,439,650 (2005: 5,086,650) options over unissued shares on issue at reporting date as detailed in Note 29 only 50,000 (2005: 50,000) options with an exercise price of $0.34 (2005: $0.34) are considered to be dilutive. All other options over unissued shares have an exercise price greater than or equal to $0.62 and have been excluded in respect of any dilutive effect on the Company's earnings. 1,000,000 options with an exercise price of $0.62 and expiry date of 30 June 2011 have been issued since reporting date and up to the date of this report.

23 Controlled entities

	Interest held	
	2006	2005
Parent entity –Zenyth Therapeutics Limited	%	%
Controlled entities		
Zenyth Operations Pty Ltd (formerly Amrad Operations Pty Ltd)	**100**	100
Amrad Pty Ltd (formerly Amrad Developments Pty Ltd)	**100**	100
Burnley Property Pty Ltd – application for voluntary de-registration lodged with ASIC on 27 June 2006.	**100**	100

24 Additional financial instruments disclosure

(a) Foreign exchange risk

The consolidated entity enters into forward exchange contracts where appropriate in light of anticipated future purchases and sales, conditions in foreign markets, commitments from customers and past experience and in accordance with Board-approved limits. Note 1(g) sets out the accounting treatments for such contracts.

Hedged and Unhedged foreign exchange exposures

There were no unhedged amounts payable or receivable in foreign currencies at the reporting date for either the 2006 or 2005 financial years.

The consolidated entity may enter into forward foreign exchange contracts to hedge certain anticipated purchase and sale commitments denominated in foreign currencies. The terms of these commitments are rarely more than one year. At reporting date there were no contracts outstanding (2005: nil).

(b) Interest rate risk

Interest earned on cash at bank is determined in accordance with published bank interest rates. Interest earned on funds under management (refer Note 1(o) to the financial report) is dependent upon the performance of the relevant fund manager acting within the investment parameters provided by the Company's Board of Directors. Receivables comprising deferred consideration in respect of prior year disposal of subsidiaries as referred to in Note 9 to the financial report generated interest at the annual rate of 8% in accordance with sale agreements.

24 Additional financial instruments disclosure (continued)

(b) Interest rate risk (continued)

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below.

	Note No	Effective interest rate	Floating interest rate	1 year or less	1 to 5 years	Non-interest bearing	Total
		%	$000	$000	$000	$000	$000
2006 Financial assets:							
Cash and cash equivalents	8	3.3%	203	-	-	1	204
Trade and other receivables:	9						
- current			-	-	-	107	107
- non-current			-	-	-	105	105
Investment in funds under management, current	10	#	45,549	-	-	-	45,549
Investment in listed entity, current	12		-	-	-	4,844	4,844
			45,752	-	-	5,057	50,809
Financial liabilities:							
Trade and other payables	14		-	-	-	2,359	2,359
			-	-	-	2,359	2,359
2005 Financial assets:							
Cash and cash equivalents	8	4.6%	2,150	-	-	2	2,152
Trade and other receivables:	9						
- current			-	-	-	335	335
- non-current			-	-	-	197	197
Investment in funds under management, current	10	#	49,575	-	-	-	49,575
Investment in listed entity, non-current	12		-	-	-	3,054	3,054
			51,725	-	-	3,588	55,313
Financial liabilities:							
Trade and other payables	14		-	-	-	1,567	1,567
Unearned income	16		-	-	-	500	500
			-	-	-	2,067	2,067

The range of return of funds under management in the 2006 financial year varied between 6.15% and 20.8% (2005: 9.57% and 12.76%) in accordance with market conditions and fund manager performance.

(c) Credit risk

Credit risk represents the loss that would be recognised if counterparties fail to perform as contracted. For financial assets, the credit risk of the consolidated entity is the carrying amount of the asset net of any provision for doubtful debts. The consolidated entity undertakes extensive due diligence prior entering into any collaboration, co-development or licensing agreement with a counterparty that exposes the consolidated entity to credit risk. Generally the nature of the core business is such that the consolidated entity tends to deal with a small number of counterparties of a multinational, high profile and high credit rating status.

(d) Net fair values of financial assets and liabilities

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following bases:

Appointed fund managers provide unit valuations for all funds under management which reflect market values and interest and revenue streams of the relevant fund portfolios. For monetary financial assets and financial liabilities not readily traded in an organised financial market, values are determined by valuing them at the value of contractual cash flow amounts due from customers and payable to suppliers discounted as appropriate for settlements beyond 12 months.

24 Additional financial instruments disclosure (continued)

(d) Net fair values of financial assets and liabilities (continued)

The carrying amounts of bank balances and deposits, trade debtors, accounts payable and employee benefits expected to be payable within 12 months of reporting date approximate the net fair value. Employee benefits expected to be settled beyond 12 months of reporting date have been discounted accordingly.

25 Related parties

Remuneration of Key Management Personnel by the consolidated entity

Disclosures of remuneration policies, service contracts and details of remuneration are included in the Remuneration Report on pages 8 to 16. The following were Key Management Personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated, were Key Management Personnel for the entire period.

Non-executive	Executive director	Executives
Mr I R Davis	Dr A D Nash	Mr A M Boyd (Director, Finance and Administration)
Mr J A C MacKenzie		Ms R M Fry (General Counsel & Company Secretary)
Professor S Itescu		Dr P L C Keep (Director, Intellectual Property and Licensing)
Ms H A Cameron – resigned on 27 June 2006		Dr D E Crump (Medical Director)
		Dr S D B Scrofani (Director, Business Development from 1 October 2005)

Key Management Personnel compensation

The Key Management Personnel compensation included in "personnel expenses" are as follows:

Nature of compensation	2006 $'000	2005 $'000
Short-term employee benefits	**1,456**	1,494
Other long term benefits	**-**	-
Post-employment benefits	**169**	196
Termination benefits	**-**	-
Share-based payment	**173**	201
Total compensation	**1,798**	1,891

Equity instruments

All options refer to options over ordinary shares of Zenyth Therapeutics Limited, which are exercisable on a one-for-one basis under the Key Employee Share Option Plan (KESOP). The fair value of the options is calculated at the date of grant using a binomial model and allocated to each reporting period in accordance with the vesting terms from the date of grant until fully vested.

Options and rights over equity instruments granted as remuneration.

Options over ordinary shares were granted to Key Management Personnel and vested during the current year and prior financial year under the KESOP as shown in the following table. Dr Scrofani was appointed as an executive on 1 October 2005 but full year details of options issued and option vesting have been provided in the following tables.

Options issued on 7 November 2005 to Dr Nash after his appointment as executive director on 15 August 2005 and following receipt of shareholder approval at the 27 October 2005 Annual General Meeting have been reflected under the heading of executive director. Options issued on 8 August 2005 prior to Dr Nash being appointed as an executive director of the Company have been reflected under the heading of executive.

25 Related parties (continued)

Issues and expiries of options during the financial year and previous financial year

2006: Executive director and executives	No of options issued at start of year	No of options issued during the year	No of options lapsed during the year	No of options at end of year
Executive director				
Dr A D Nash (from 15 August 2005)	-	600,000	-	600,000
Executives				
Dr A D Nash (pre 15 August 2005)	260,000	200,000	(50,000)	410,000
Ms R M Fry	360,000	200,000	(200,000)	360,000
Mr A M Boyd	200,000	200,000	-	400,000
Dr P L C Keep	150,000	200,000	(40,000)	310,000
Dr D E Crump	150,000	200,000	(40,000)	310,000
Dr S D B Scrofani #	75,000	200,000	-	275,000
Total, all executives	**1,195,000**	**1,800,000**	**(330,000)**	**2,665,000**

\# Dr Scrofani was promoted to executive status on 1 October 2005 and therefore has been excluded from the 2005 table.

2005: Executive director and executives	No of options issued at start of year	No of options issued during the year	No of options lapsed during the year	No of options at end of year
Executive director				
None appointed at period end				
Executives				
Dr A D Nash	160,000	100,000	-	260,000
Ms R M Fry	479,000	50,000	(169,000)	360,000
Mr A M Boyd	-	200,000	-	200,000
Dr P L C Keep	150,000	-	-	150,000
Dr D E Crump	150,000	-	-	150,000
Total, all executives	**939,000**	**350,000**	**(169,000)**	**1,120,000**

Vesting of options during the financial year and previous financial year

2006: Executive director and executives	No of options vested at start of year	No of options vested during the year	No of vested options lapsed during the year	No of options vested at end of year	No of options unvested at end of year
Executive director					
Dr A D Nash (from 15 August 2005)	188,000	122,000	(50,000)	260,000	750,000
Executives					
Ms R M Fry	338,000	102,000	(200,000)	240,000	120,000
Mr A M Boyd	50,000	140,000	-	190,000	210,000
Dr P L C Keep	128,000	102,000	(40,000)	190,000	120,000
Dr D E Crump	128,000	102,000	(40,000)	190,000	120,000
Dr S D B Scrofani #	14,000	105,000	-	119,000	156,000
Total, all executives	**846,000**	**673,000**	**(330,000)**	**1,189,000**	**1,476,000**

\# Dr Scrofani was promoted to executive status on 1 October 2005 and therefore has been excluded from the 2005 table.

25 Related parties (continued)

Vesting of options during the financial year and previous financial year (continued)

2005: Executive	No of options vested at start of year	No of options vested during the year	No of vested options lapsed during the year	No of options vested at end of year	No of options unvested at end of year
Dr A D Nash	106,000	82,000	-	188,000	72,000
Ms R M Fry	395,000	112,000	(169,000)	338,000	22,000
Mr A M Boyd	-	50,000	-	50,000	150,000
Dr P L C Keep	98,000	30,000	-	128,000	22,000
Dr D E Crump	98,000	30,000	-	128,000	22,000
Total, all executives	**697,000**	**304,000**	**(169,000)**	**832,000**	**288,000**

All options have an effective five year life and expire on the earlier of their expiry date or termination of the individual's employment. Vesting profiles for all options are provided in Note 29.

Exercise of options granted as remuneration
There were no shares issued during the reporting period on the exercise of options previously granted as remuneration.

Option holdings
There were no options on issue to Non-executive directors at any time during the reporting period.

Equity holdings and transactions
The movement during the current and prior financial years in the number of ordinary shares in Zenyth Therapeutics Limited held, directly or indirectly or beneficially, by each Key Management Personnel member, including their personally-related entities, is as follows:

2006 Directors and executives	Holding of ordinary shares at beginning of year	Shares acquired / (sold) on-market during the financial year	Holding of ordinary shares at end of year
Non-executive directors:	**Number**	**Number**	**Number**
Mr I R Davis	200,000	-	200,000
Ms H A Cameron (prior to 27 June 2006)	28,325	-	28,325
Prof S Itescu	34,253	-	34,253
Mr J A C MacKenzie	50,000	-	50,000
Executive director:			
Dr A D Nash (Interim CEO to 15 August 2005; CEO from 15 August 2005)	14,669	-	14,669
Executives, title and period of office (full year unless otherwise stated)			
Ms R M Fry (General Counsel & Company Secretary)	19,505	-	19,505
Dr P L C Keep (Director, Intellectual Property and Licensing)	20,000	-	20,000
Dr D E Crump (Medical Director)	22,013	-	22,013
Mr A M Boyd (Director, Finance and Administration)	50,000	-	50,000
Dr S D B Scrofani (Director, Business Development from 1 October 2005)	20,129	-	20,129

25 Related parties (continued)

Equity holdings and transactions (continued)

2005 Directors and executives	Holding of ordinary shares at beginning of year	Shares acquired / (sold) on-market during the financial year (unless stated otherwise)	Holding of ordinary shares at end of year
Non-executive directors	**Number**	**Number**	**Number**
Mr I R Davis	-	200,000	200,000
Ms H A Cameron	34,500	28,325 (i) / (34,500)	28,325
Prof S Itescu	-	34,253 (i)	34,253
Mr J A C MacKenzie	-	50,000	50,000
Executives, title and period of office (full year unless otherwise stated)			
Ms R M Fry (General Counsel & Company Secretary)	19,505	-	19,505
Dr P L C Keep (Director, Intellectual Property)	20,000	-	20,000
Dr A D Nash (Chief Scientific Officer to 19 May 2005; Interim CEO from 20 May 2005)	14,669	-	14,669
Dr D E Crump (Medical Director)	22,013	-	22,013
Mr A M Boyd (Director, Finance and Administration)	50,000	-	50,000

(i) Acquired under the former Non Executive Director Share Plan whereby shares were purchased on market using funds progressively salary sacrificed by directors from their director remuneration. The plan was terminated on 19 May 2005.

During the previous financial year up to the termination of the scheme on 19 May 2005, non-executive directors were required to elect to set aside a minimum 10% component of their base remuneration under the Non-Executive Directors Share Plan (the Plan) to acquire ordinary shares in the Company. Under the terms of the Plan, shares were purchased on market using the funds progressively salary sacrificed and issued to the non-executive director. An amount of $38,530 was expensed during the previous financial year in respect of the purchase of shares under the Plan. Shares acquired under the Plan had full dividend and voting rights but were restricted in their disposal until the earliest of the fifth anniversary of their purchase, the holder ceasing to be a director of the Company or the occurrence of a change in control of the Company as defined. These restrictions were lifted following the cessation of the plan. Prof Itescu (34,253) and Ms Cameron (28,325) were the only non-executive directors to hold shares under the Plan as at 1 July 2005 and the classification of these shares was duly changed to full ordinary status during the 2006 financial year.

Loans and other transactions with Key Management Personnel

Apart from the details disclosed in this note, no Key Management Personnel member has entered into any loan agreement or material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts with, amounts receivable from or payable to interests involving Key Management Personnel at period end.

Other Key Management Personnel transactions with the Company or its controlled entities

There were no other transactions during the year with entities related to Key Management Personnel members included in the consolidated financial statements.

26 Non-Key Management Personnel related parties

The only class of non-Key Management Personnel related parties is wholly-owned controlled entities. Material transactions on a normal commercial basis with non-Key Management Personnel related parties during the year were:

	Consolidated		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
- Provided management and other services to controlled entities	**-**	-	**821**	909
- Charged interest on loan balances receivable from controlled entities	**-**	-	**10,905**	9,791
- Paid interest on loan balances payable to controlled entities	**-**	-	**2,244**	1,986
- Paid operating lease expense to controlled entities	**-**	-	**468**	160
- Forgiveness of loan receivable from Burney Property Pty Ltd	**-**	-	**4,281**	-
- Received operating lease income from controlled entities	**-**	-	**299**	289

Balances with related parties

Amounts receivable from and payable to related parties are disclosed in Notes 9 and 14.

27 Events subsequent to balance date

On 17 July 2006, the Company announced a proposal under which 100% of the issued shares in Zenyth would be acquired by CSL Limited. The acquisition is to be implemented by way of a scheme of arrangement between Zenyth and its shareholders (***Share Scheme***). The consideration to be offered by CSL to Zenyth shareholders will comprise 82 cents cash per Zenyth share and, subject to shareholder approval, a pro-rata capital return to Zenyth shareholders of all Zenyth's shareholding in Avexa Limited (***Avexa***) (***Special Distribution***). If the Special Distribution is approved by Zenyth shareholders, and if the Share Scheme becomes effective, Zenyth shareholders will also receive approximately one Avexa share for every six Zenyth shares they hold at the record date.

The proposal has been unanimously recommended by Zenyth's directors, in the absence of a superior proposal and subject to the receipt of an independent expert's report that the proposed transaction is in the best interests of Zenyth shareholders. Subject to those same qualifications, Zenyth's directors unanimously intend to vote all of the shares they hold or control in favour of the Share Scheme and the Special Distribution and all of the options they hold or control in favour of the proposed option scheme (see below).

Zenyth has approximately 6.4 million options on issue. Zenyth will also propose a scheme of arrangement between itself and its option holders to cancel these options for cash (***Option Scheme***). The cash consideration payable to Zenyth option holders will be based on standard option valuation methodology.

The Share Scheme will require the approval of Zenyth's shareholders and the approval of the Supreme Court of Victoria. Zenyth will also seek shareholder approval to undertake the Special Distribution. This approval will be sought at a general meeting to be held on the same day as the meeting to consider and vote on the Share Scheme.

Zenyth will also seek approval from its option holders, and the Court, for the cancellation of outstanding options under the Option Scheme. This approval will be sought at a meeting of option holders to be held on the same day as the meetings to consider and vote on the Share Scheme and the Special Distribution.

Zenyth and CSL have entered into a Merger Implementation Deed (***MID***) which provides a framework for implementing the proposed Share Scheme, Option Scheme and Special Distribution. An Explanatory Booklet with full details of the proposed transactions, including an Independent Expert's Report, is expected to be despatched to Zenyth shareholders in September 2006. The meetings to approve the Share Scheme, Option Scheme and the Special Distribution are expected to be held in early to mid October 2006.

The financial effect of the above announcement and related schemes on the financial performance and position of the consolidated entity has not been reflected in the financial statements as at and for the year ended ended 30 June 2006.

190,000 options to acquire ordinary shares with an exercise price of $0.86 have been cancelled since reporting date and up to the date of this financial report and 1,000,000 options issued with an exercise price of $0.62 and expiry date of 30 June 2011.

Other than the matters referred to above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

28 Explanation of transition to AIFRS

As stated in Note 1(a), this is the Company's and consolidated entity's first financial report prepared in accordance with AIFRS.

The policies set out in Note 1 have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in this financial report for the year ended 30 June 2005 and in the preparation of an opening AIFRS balance sheet as at 1 July 2004, the consolidated entity's date of transition.

In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial reports prepared in accordance with its old basis of accounting (previously Australian Generally Accepted Accounting Principles, or AGAAP). An explanation of how the transition from previous AGAAP to AIFRS has affected the Company's and consolidated entity's financial position, financial performance and cash flows is set out in the following table and the notes that accompany the table.

(i) Financial position

In the following table, assets and liabilities are unaffected by the transition and therefore the constituent asset and liability figures under previous AGAAP as at 1 July 2004 and 31 December 2004 remain the same as previously reported and therefore have been excluded from the table. No transition balance date adjustments have been made.

(ii) Financial performance

The only expense or revenue item in the income statement that has been affected by the transition is the 'Personnel expenses' item, which has been increased to reflect the fair value of equity-settled share-based payments by $154,000 for the year ended 30 June 2005. On the basis that no revenue item or any other expense items are affected by the transition, an abridged version of the income statement is therefore reflected in the table.

For disclosure purposes only and in accordance with AASB 101 *Presentation of Financial Statements*, the components of the prior period result that relate to the discontinued operation have been disclosed as a single amount representing the loss on discontinued operation of the face of the income statement.

Movements in fair values of assets classified for the first reporting period as *financial assets at fair value through profit or loss* have previously been disclosed as revenue or expense in the determination of the operating result. For the first time this reporting period ended 30 June 2006, these fair value adjustments have been segregated from both revenue and expense and disclosed as a separate category of transaction in the income statement. There is no impact on overall operating performance however disclosure of revenues has been affected. Classification of prior year comparatives has also been adjusted in the income statement. This reclassification also applies to certain other items of income including government grants, interest income, income from the rendering of services, operating lease agreements and sundry income.

(iii) Cash flows

There are no adjustments required between the statement of cash flows prepared under AIFRS and previous AGAAP.

Other Accounting Impact - Impairment

Under previous AGAAP the carrying amounts of non-current assets were reviewed at reporting date to determine whether they were in excess of their recoverable amount. If the carrying amount exceeded the recoverable amount, then the asset was written down to its recoverable amount, with the write down recognised as an expense in the income statement in the period in which it occurred.

Under AIFRS, the carrying amounts of non-current assets are reviewed each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset is tested for impairment by comparing its recoverable amount to its carrying amount. An impairment loss will be recognised whenever the carrying amount of the asset exceeds its recoverable amount. Impairment losses will be recognised in the income statement unless they relate to a revalued asset, where the impairment loss will be treated in the same as a revaluation decrease.

Under previous AGAAP, the recoverable amount of non-current assets was assessed at the entity level using undiscounted cash flows. Under AIFRS, the recoverable amount of non-current assets is required to be assessed using estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the risks specific to the asset.

A review of the consolidated entity's non-current assets at the 30 June 2005 and 30 June 2006 reporting dates did not reveal any indication of impairment.

28 Explanation of transition to AIFRS (continued)

	Previous AGAAP	Effect of transition to AIFRS	AIFRS	Previous AGAAP	Effect of transition to AIFRS	AIFRS
				Year ended 30 June 2005 in $000		
Impact of AIFRS transition on income statement:						
Revenues from ordinary activities				15,921	(5,317)	10,604
Fair value adjustment for financial assets at fair value through profit or loss				-	5,317	5,317
Expenses other than employee expenses				(13,049)	-	(13,049)
Employee expenses				(4,494)	(154)	(4,648)
Loss before tax				(1,622)	(154)	(1,776)
Income tax expense				-	-	-
Loss after tax				(1,622)	(154)	(1,776)
	1 July 2004 balances in $000			30 June 2005 balances in $000 (including transition date adjustment)		
Impact of AIFRS transition on balance sheet						
Equity						
Issued capital	147,743	-	147,743	136,451	-	136,451
Accumulated losses	(83,576)	-	(83,576)	(82,798)	-	(82,798)
Total equity	64,167	-	64,167	53,653	-	53,653

The above disclosures apply to both the Company and the consolidated entity.

29 Employee benefits

Aggregate liability for employee benefits, including on-costs:	Consolidated		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Current – Employee benefits provision:				
Annual leave and long service leave entitlements	**545**	322	**190**	67
Incentive and key employee retention entitlements	**335**	321	**173**	187
Directors' retirement entitlements (i)	**-**	173	**-**	173
Non-current - Employee benefits provision:				
Long service leave entitlement	**40**	100	**17**	30
	920	916	**380**	457

(i) The Company formerly conducted a Directors' Retirement Allowance scheme which permitted payment to non-executive directors upon their retirement. The amount of the payment was dependent upon the length of service of the director and the amount of remuneration paid to the director. The full amount of the brought forward provision of $172,606 was paid out during the financial year to former directors Mr Moses and Ms Cameron during the year following their resignations in May 2005 and June 2006 respectively.

At-risk incentive performance payments

Remuneration for all employees in the consolidated entity other than non-executive directors includes an at-risk performance component. Provision has been made at reporting date for the amount payable in respect of performance for the financial year as measured against agreed criteria set on an employee by employee basis. A reconciliation of movement for the year is provided in the following table.

29 Employee benefits (continued)

At-risk incentive performance payments (continued)

Movements in liabilities recognised for at-risk performance payments, including on-costs, are provided in the following table.

	Consolidated		Company	
	2006	2005	**2006**	2005
	$000	$000	**$000**	$000
Balance at the beginning of the year	**321**	405	**187**	326
Payments made	**(284)**	(335)	**(150)**	(292)
Transfers	**-**	-	**-**	-
Charges raised	**298**	251	**136**	153
Balance at the end of the year	**335**	321	**173**	187

Employee entitlements

The present values of employee entitlements not expected to be settled within twelve months of reporting date have been calculated using the following weighted averages:

Assumed rate of annual increase in salary and wages	**3.50%**	3.50%	**3.50%**	3.50%
Average Discount rate	**5.7%**	5.2%	**5.7%**	5.2%
Settlement term (years)	**7**	10	**7**	10
Number of employees at year end (excluding non-executive directors)	**38**	40	**11**	12

Equity based plans

Zenyth Employee Share Ownership Plan

The Company has a share ownership plan (ESOP) approved by shareholders of the Company. The last issue made under the ESOP occurred in July 2001 following an offer to all permanent full time and part-time personnel employed at that time. The shares issued under that offer were not able to be sold or otherwise transferred by the holder until the earlier of three years after issue or the cessation of employment.

Shares issued under the ESOP rank equally with other fully paid ordinary shares. There are no voting rights or dividend rights attaching to the shares until they are fully vested.

Zenyth Key Employee Share Option Plan

The Company also has a share option plan for employees (KESOP), and during the financial year ended 30 June 2006 issued 1,800,000 (2005: 1,550,000) options over unissued shares under the rules of the KESOP (or a replica thereof in the form of an Option Incentive Plan for the 600,000 options issued to CEO Dr A D Nash). 1,447,000 (2005: 677,500) options expired during the financial year. The exercise price for options issued was based on a 25% premium to the five day weighted average Company share price for the five days prior to the initial issue date of 8 August 2005. Shareholder approval was required prior to the issue of the 600,000 options to Dr Nash after his 15 August 2005 appointment as executive director. Dr Nash was issued 200,000 options within an allocation of 200,000 each to members of the senior management team prior to his appointment as a director.

The KESOP rules include the following terms and conditions:

- The Board has absolute discretion in terms of eligibility subject to the 5% limit detailed above for the KESOP;
- The options to acquire ordinary shares will be issued for no consideration;
- The options have a five year life subject to death, permanent disablement or termination of employment in circumstances the Board deem to involve serious misconduct;
- Each option is convertible into one ordinary share; and
- There are no voting rights attached to the options or unissued shares.

There were no options exercised during the financial year.

29 Employee benefits (continued)

Movements in options during the 2006 financial year are detailed in the following table.

Grant date	Exercise date	Expiry Date	Original Exercise Price	Revised Exercise Price (iii)	No of options at beginning of year	Options granted / (lapsed)	No of options at end of year	No of options vested at end of year
4 Dec 2000	(i)	4 Dec 2005	$1.15	$0.84	970,000	(970,000)	-	-
6 Aug 2001	(i)	6 Aug 2006	$1.17	$0.86	210,000	(20,000)	190,000	190,000
14 Nov 2001	(i)	14 Nov 2006	$1.00	$0.73	250,000	-	250,000	250,000
30 Nov 2001	(ii)	30 Nov 2006	$1.75	$1.28	500,000	-	500,000	500,000
30 Nov 2001	(ii)	30 Nov 2006	$2.75	$2.02	500,000	-	500,000	500,000
13 Dec 2001	(i)	13 Dec 2006	$1.20	$0.88	650,000	-	650,000	650,000
23 Jan 2003	(i)	23 Jan 2008	$0.46	$0.34	50,000	-	50,000	40,000
31 Mar 2004	(i)	31 Mar 2009	$1.15	$0.84	406,650	(57,000)	349,650	209,790
16 Oct 2004	(iv)	(iv)	-	$0.84	600,000	(400,000)	200,000	200,000
19 Jan 2005	Immediate	19 Jan 2010	-	$0.84	400,000	-	400,000	400,000
21 Feb 2005	Immediate	1 Jul 2009	-	$0.84	250,000	-	250,000	250,000
21 Feb 2005	(i)	1 Jul 2009	-	$0.84	300,000	-	300,000	120,000
8 Aug 2005	(v)	30 Jun 2010	-	$0.62	-	1,000,000	1,000,000	400,000
7 Nov 2005	(vi)	(vi)	-	$0.62	-	600,000	600,000	-
24 Feb 2006	(v)	30 June 2010	-	$0.62	-	200,000	200,000	80,000
					5,086,650	1,800,000 / (1,447,000)	5,439,650	3,789,790

References to the 2006 and 2005 tables:

(i) Options are exercisable in accordance with the standard KESOP Plan Rules as outlined above.

(ii) Options with exercise prices of $1.28 and $2.02 (formerly $1.75 and $2.75 prior to demerger) issued to former Managing Director which survive the 8 July 2003 resignation of Dr S N Webb.

(iii) Exercise prices of all options on issue at the date of the demerger were reduced by 26.58% to reflect the transfer of effective value to Avexa Limited.

(iv) Issued with shareholder approval to CEO Dr P M Smith with 200,000 parcels exercisable within three years of 16 October 2004, 16 October 2005 and 16 October 2006 respectively. Both parcels of 200,000 options exercisable within three years of 16 October 2005 and 16 October 2006 were cancelled effective 1 July 2005.

(v) Options vest 40% on issue and 20% on each of 1 July 2006, 1 July 2007 and 1 July 2008.

(vi) CEO options are exercisable on or within five years of each of 1 July 2006 (200,000), 1 July 2007 (200,000) and 1 July 2008 (200,000).

Movements in options during the 2005 financial year are detailed in the following table.

Grant date	Exercise date	Expiry Date	Original Exercise Price	Revised Exercise Price (iii)	No of options at beginning of year	Options granted	Options lapsed	No of options at end of year
31 Oct 1999	(i)	31 Oct 2004	$1.00	$0.73	50,000	-	(50,000)	-
19 Nov 1999	(i)	19 Nov 2004	$0.98	$0.72	169,000	-	(169,000)	-
4 Dec 2000	(i)	4 Dec 2005	$1.15	$0.84	1,065,000	-	(95,000)	970,000
6 Aug 2001	(i)	6 Aug 2006	$1.17	$0.86	270,000	-	(60,000)	210,000
14 Nov 2001	(i)	14 Nov 2006	$1.00	$0.73	250,000	-	-	250,000
30 Nov 2001	(ii)	30 Nov 2006	$1.75	$1.28	500,000	-	-	500,000
30 Nov 2001	(ii)	30 Nov 2006	$2.75	$2.02	500,000	-	-	500,000
13 Dec 2001	(i)	13 Dec 2006	$1.20	$0.88	850,000	-	(200,000)	650,000
23 Jan 2003	(i)	23 Jan 2008	$0.46	$0.34	50,000	-	-	50,000
31 Mar 2004	(i)	31 Mar 2009	$1.15	$0.84	510,150	-	(103,500)	406,650
16 Oct 2004	(iv)	(iv)	-	$0.84	-	600,000	-	600,000
19 Jan 2005	Immediate	19 Jan 2010	-	$0.84	-	400,000	-	400,000
21 Feb 2005	Immediate	1 Jul 2009	-	$0.84	-	250,000	-	250,000
21 Feb 2005	(i)	1 Jul 2009	-	$0.84	-	300,000	-	300,000
					4,214,150	1,550,000	(677,500)	5,086,650

30 Deed of Cross Guarantee

Pursuant to Class Order 98/1418 (as amended) dated 13 August 1998, wholly owned subsidiary Zenyth Operations Pty Ltd is relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports, and directors' report.

It is a condition of the Class Order that the Company and Zenyth Operations Pty Ltd enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of Zenyth Operations Pty Ltd under certain provisions of the Corporations Act 2001. If a winding up occurs, under other provisions of the Corporations Act 2001, the Company will only be liable in the event that after six months any creditor has not been paid in full. Zenyth Operations Pty Ltd has also given similar guarantees in the event that the Company is wound up.

A consolidated statement of financial performance and consolidated statement of financial position, comprising the Company and Zenyth Operations Pty Ltd, being the two parties to the Deed, after eliminating all transactions between the two parties to the Deed, for the current and previous financial years is set out following.

	Consolidated Closed Group	
Balance sheet statement	**2006**	2005
As at 30 June 2006	**$000**	$000
Current assets		
Cash and cash equivalents	**204**	2,152
Trade and other receivables	**107**	335
Investment in funds under management	**45,549**	49,575
Investment in listed entity	**4,844**	-
Other	**344**	150
Total current assets	**51,048**	52,212
Non-current assets		
Trade and other receivables	**105**	197
Investment in listed entity	**-**	3,054
Investment in subsidiary entity	**1,650**	1,650
Property, plant and equipment	**1,199**	580
Total non-current assets	**2,954**	5,481
Total assets	**54,002**	57,693
Current liabilities		
Trade and other payables	**2,359**	1,567
Employee benefits	**880**	816
Other	**-**	500
Total current liabilities	**3,239**	2,883
Non-current liabilities		
Interest bearing loans and borrowings	**42,440**	39,595
Employee benefits	**40**	100
Total non-current liabilities	**42,480**	39,695
Total liabilities	**45,719**	42,578
Net assets	**8,283**	15,115
Equity		
Issued capital	**136,451**	136,451
Accumulated losses	**(128,168)**	(121,336)
Total equity	**8,283**	15,115
Loss after related income tax expense	**(6,832)**	(4,030)
Realisation of asset revaluation reserve	**-**	2,400
Accumulated losses at the beginning of the year	**(121,336)**	(119,706)
Accumulated losses at the end of the year	**(128,168)**	(121,336)

31 Contingent liabilities and assets

Details of contingent liabilities and contingent assets where the probability of future payments / receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed. The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities and assets not considered / considered remote

The Company retains a 20.87% investment in Cerylid as detailed in Note 10 carried at nil value due to the inherent uncertainty of the recoverable amount of this investment. Any distribution by Cerylid to its shareholders would therefore realise a value for this investment not brought to account as at 30 June 2006. The Company has no liabilities or commitments associated with this investment.

Other than as referred to above, the Company is not aware of any contingent liabilities or assets capable of having a material impact on the Company or the consolidated entity.

32 Discontinued Operation

The prior year demerger of Zenyth's anti-infectives business concluded with the listing of Avexa Limited on the Australian Stock Exchange on 23 September 2004. As part of the approval process for any demerger, shareholder and Court approval was duly obtained on the effective date for the demerger, being 7 September 2004. From this date the Company ceased to exercise control over Avexa Limited.

The following results and balances of Avexa Limited have been consolidated in the Zenyth group prior year financial performance in respect of the period from 1 July 2004 to 7 September 2004. There is no impact arising from the discontinued operation on the Company or the consolidated entity in the 2006 financial year other than movements in the carrying value of the investment held in Avexa Limited by the Company (Note 12).

Financial performance information consolidated in year ended 30 June 2005	2005 $000
Revenue from ordinary activities	91
Other expenses	(814)
Loss before income tax	(723)
Income tax	-
Net Loss	(723)

Cash flow information consolidated in year ended 30 June 2005

Following the investment of $12 million by Zenyth in Avexa Limited effective on 1 July 2004, Avexa Limited was responsible for its own cash flows. For the period to 7 September 2004, the effective date of the demerger, Avexa Limited had recorded the following funds flows from the $12 million initial funding provided by Zenyth.

Net cash used in operating activities	(844)
Net cash used in investing activities	(23)
Net cash provided by financing activities	86
Net cash outflow	(781)

On 1 July 2004 the Zenyth anti-infectives intellectual property was revalued and brought to account as an intangible asset at a value of $12 million with a corresponding credit to asset revaluation reserve. For consideration of 40,156,000 Avexa Limited ordinary shares, the Zenyth anti-infectives business was then transferred on 1 July 2004 for $12 million. Zenyth subscribed a further $12 million in cash for an additional 40,156,000 Avexa Limited ordinary shares.

Following approval by Zenyth shareholders and the Court, Zenyth demerged 80.01% of its investment in Avexa Limited to existing Zenyth shareholders as at the date of close of registers. Through the Capital Reduction, 80.01% of the asset revaluation reserve ($9.6 million) was effectively realised and transferred to Zenyth shareholders via their entitlement to a shareholding in Avexa Limited. The balance of the asset revaluation reserve of $2.4 million was simultaneously realised and consequently transferred to accumulated losses as reflected in the following table.

32 Discontinued Operation (continued)

Movement in asset revaluation reserve

	2005 $000
Balance of asset revaluation reserve as at 1 July 2004	-
Recognition of anti-infectives intellectual property	12,000
Realisation of asset revaluation reserve through the demerger of 80.01% of Zenyth's investment in Avexa to existing shareholders	(9,600)
Valuation adjustments recognised directly in equity	2,400
Realisation of balance of asset revaluation reserve attributable to members of Zenyth Therapeutics Limited transferred to accumulated losses	(2,400)
Balance of asset revaluation reserve as at 30 June 2005	-

Capital reduction

Following the successful demerger of Avexa Limited in September 2004 as detailed above, a capital reduction of $9,600,000 was effected, calculated as shown in the following table.

	2005 $000
Balance of Zenyth investment in Avexa Limited as at 1 July 2004	-
Investment in Avexa Limited acquired for cash consideration	12,000
Investment in Avexa Limited acquired for consideration comprising transfer of intellectual property	12,000
Balance of investment in Avexa Limited prior to demerger	24,000
Transfer of 80.01% of the investment to existing Zenyth shareholders as at close of register:	
Realisation of asset revaluation reserve	(9,600)
Share capital reduction	(9,600)
Total value transferred to existing Zenyth shareholders upon demerger	(19,200)
Balance of Zenyth investment in Avexa Limited as at demerger	4,800
Further investment in Avexa Limited subsequent to demerger	1,000
Consolidated entity's share of Avexa operating losses prior to demerger	(723)
Write down of investment to reflect market value as at 30 June 2005	(2,023)
Fair value of investment in Avexa Limited at 30 June 2005 (21,062,000 shares at $0.145)	**3,054**

ZENYTH THERAPEUTICS LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

1 In the opinion of the directors of Zenyth Therapeutics Limited (the Company):

(a) the financial statements and notes and the audited remuneration disclosures contained in the Remuneration Report in the Directors' Report, set out on pages 18 to 49, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Australian Accounting Standards and the Corporations Regulations 2001;

(b) the audited remuneration disclosures that are contained in the Remuneration Report in the Directors' Report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*; and

(c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2 There are reasonable grounds to believe that the Company and controlled entity identified in Note 30 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and the controlled entity pursuant to ASIC Class Order 98/1418.

3 The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2006.

Dated at Melbourne this day of August, 2006.

Signed in accordance with a resolution of the directors.

Mr I R Davis
(Chairman)

Independent audit report to the members of Zenyth Therapeutics Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statement, balance sheet, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Zenyth Therapeutics Limited (the Company) and Zenyth Therapeutics Limited and its controlled entities (the consolidated entity) for the year ended 30 June 2006. The consolidated entity comprises both the Company and the entities it controlled during that financial year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives (remuneration disclosures) required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration Report" in the audited sections of the Directors' Report and not in the financial report.

The Remuneration Report also contains unaudited information not required by Australian Accounting Standard AASB 124 which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards.* The directors are also responsible for the remuneration disclosures contained in the Directors' Report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and that the remuneration disclosures comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

1. In our opinion, the financial report of Zenyth Therapeutics Limited is in accordance with:

   a) the Corporations Act 2001, including:

      i. giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and

      ii. complying with Australian Accounting Standards and the Corporations Regulations 2001; and

   b) other mandatory professional reporting requirements in Australia.

2. The audited remuneration disclosures contained in the Remuneration Report in the Directors' Report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures.*

KPMG

B W Szentirmay
Partner

Melbourne

August 2006



576 Swan Street Richmond
Victoria Australia 3121
Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4350
www.zenyth.com.au

A YEAR OF PROGRESS FOR ZENYTH

Melbourne, Australia - August 23rd, 2006 - Zenyth Therapeutics Ltd (ASX: ZTL) today reported a closing cash and funds under management balance of $45.8 million and for the year ended 30 June 2006, a consolidated loss after taxation of $4.4 million on revenue and other income of $11.3 million and expenses of $15.7 million.

Licence fee and royalty income of $4.1 million was received for the year of which $3.3 million related to an IL-13R project milestone received from Merck & Co, Inc., in May 2006. The accumulated upfront and milestone payments from Merck for this project amounted to US$16.5 million at 30 June 2006.

Changes in the fair value of the Company's investment in Avexa Limited contributed $1.8 million and funds under management $4.2 million for the year together with other income of $1.1 million, derived mainly from the provision of sub-tenancy arrangements and related services.

Overall costs were contained at 2005 levels except for an additional $0.8 million incurred in respect of contracted research and development activities arising from the commencement of large scale product manufacture for the Company's GM-CSF receptor project in preparation for formal preclinical studies and clinical trials.

The closing cash and funds under management balance of $45.8 million reflects a cash consumption for the year of $6.0 million in line with the Company's stated expectations. The movement of $1.8 million in fair value of the Company's investment in Avexa Limited represents a non-cash income item which largely accounts for the difference between cash consumption and the operating result.

Zenyth Chief Executive Officer, Dr. Andrew Nash said he was extremely pleased with the progress the Company had made over the past 12 months. "The 2006 financial year has been one in which we have re-branded the Company, introduced a new technology platform and exciting new projects, and advanced our two lead projects towards the clinic. These initiatives have been achieved whilst preserving the Company's funds, thereby maintaining our position of financial strength" said Dr. Nash.

On Monday July 17th Zenyth and CSL Limited announced a proposal under which CSL would acquire 100% of the issued shares in Zenyth. An Explanatory Booklet with full details of the proposal, including an Independent Expert's Report, is expected to be despatched to Zenyth shareholders in September 2006.

FINANCIAL ANALYSIS

	Financial year ended 30 June 2006	Six months ended 31 Dec 2005	Financial year ended 30 June 2005
	$'000	$'000	$'000
Revenue from licence fees and royalties	4,153	983	8,300
Other income	1,123	673	2,304
Changes in fair value of investments in listed entities and funds under management	6,015	5,183	3,294
Total revenue and income	11,291	6,839	13,898
Total expenses	(15,720)	(7,183)	(15,674)
Consolidated profit/(loss) after tax	(4,429)	(344)	(1,776)
Cash and funds under management	45,753	47,621	51,727
Current assets less current liabilities	47,809	45,998	49,329
Total net assets	49,369	53,368	53,653
Current asset/current liability ratio	Ratio 15.8	Ratio 18.8	Ratio 18.1
Net tangible assets per share	Cents 39.4	Cents 42.6	Cents 42.9

For further information contact: Dr Andrew Nash
Chief Executive Officer
Telephone: (03) 9208 4077

About Zenyth

Zenyth Therapeutics Limited is an Australian biotechnology company focused on the development and commercialisation of antibody-based therapies in the areas of inflammation and cancer. Zenyth has strong intellectual property covering targets such as the IL-13 receptor, the GM-CSF receptor and VEGF-B, and together with its partners is developing therapeutic antibodies for the treatment of diseases such as asthma and rheumatoid arthritis. Further information about Zenyth and its projects can be found at www.zenyth.com.au

Rule 4.3A

Appendix 4E

Preliminary final report for the year ended 30 June 2006

Name of entity:

Zenyth Therapeutics Limited

ABN:

37 006 614 375

Results for announcement to the market

				$A'000
Licence fee and royalty revenue from ordinary activities	Down	50%	to	4,153
Other income from ordinary activities	Down	53%	to	1,123
Changes in fair value of investments	Up	83%	to	6,015
Loss from ordinary activities after tax attributable to members	Increased	N/a	to	Increased from loss of 1,776 to a loss of 4,429
Net loss for the year attributable to members	Increased	N/a	to	Increased from loss of 1,776 to a loss of 4,429

Dividends

It is not proposed to pay dividends.

There are no dividend or distribution reinvestment plans in operation and there has been no dividend or distribution payments during the financial year ended 30 June 2006.

No explanation is considered necessary to explain any of the above other than as provided within this report.

Commentary on results for the year

The consolidated entity recorded an operating loss of $4,429,000 (2005: $1,776,000) for the financial year ended 30 June 2006.

The exclusive licence agreement with major global pharmaceutical company Merck delivered a further milestone for the 2006 year giving rise to revenue of AUD$3.3m (2005: AUD$4.0m). The IL-13R project partnered with Merck has made continued progress towards the clinic during the 2006 year and cumulative project revenues at 30 June 2006 stood at US$16.5 million.

The return on invested funds under management for the year of $4,225,000 (2005: $5,317,000) represents an effective rate of return in the vicinity of 9% for the year and reflects a positive performance by both fund managers for the year within the clearly defined risk investment parameters imposed by the Company's treasury policy.

Drug development
The advanced portion of Zenyth's portfolio comprises six compounds at various stages of preclinical and clinical development.

Project: IL-13R alpha 1 Antibody – A new approach to treating asthma
Zenyth and partner Merck & Co., Inc. (Merck) are developing a monoclonal antibody that targets the interleukin-13 receptor alpha-1 (IL-13Rα1) subunit to inhibit IL-13 activity as a novel approach to the treatment of asthma and other respiratory diseases.

After an extensive collaborative effort involving scientists from both Zenyth and Merck, an optimized fully human monoclonal antibody designated MK-6105 has been selected by Merck for further development. Preliminary manufacturing activities are underway and formal preclinical development is expected to commence shortly. Merck is responsible for the formal preclinical activities as well as the subsequent clinical development and marketing. Initial clinical development will be focused on asthma, however additional respiratory and other indications will also be considered.

Project: GM-CSFR antibody – A new treatment for rheumatoid arthritis
Zenyth and Cambridge Antibody Technology (CAT) partnered in 2001 to discover and develop therapeutic antibodies against the GM-CSF receptor alpha subunit (GM-CSFRα) for the treatment of inflammatory diseases such as rheumatoid arthritis. Under the terms of the collaboration Zenyth and CAT intend to co-develop a GM-CSFRα antibody until the end of Phase II clinical trials and will share costs and profit on a 50/50 basis. AstraZeneca recently (June 2006) acquired CAT and became Zenyth's new partner on the project.

Scientists at Zenyth and CAT have collaborated over a number of years to develop an optimized fully human monoclonal antibody that binds to the GM-CSFRα and inhibits the activity of GM-CSF. The antibody, which has been designated CAM-3001, is currently in formal preclinical development for rheumatoid arthritis (RA). A clinical trial application for the first Phase I clinical trial is expected to be submitted in the first half of 2007.

G-CSF antagonists
In February of this year Zenyth and MuriGen Therapeutics announced an agreement to co-develop antagonists of G-CSF, such as monoclonal antibodies or soluble receptors, for the treatment of inflammatory diseases including chronic obstructive pulmonary disease (COPD) and rheumatoid arthritis (RA). Zenyth and MuriGen will jointly fund research and development of the potential drug on a cost sharing basis through to completion of proof-of-concept in human clinical trials. In one aspect of the program Zenyth scientists are using the recently in-licensed Dyax phage display library in an effort to identify fully-human antibodies that inhibit G-CSF action. Zenyth and MuriGen expect to select a lead G-CSF antagonist for further development within a 12 month timeframe.

Project: VEGF-B antagonists - A novel approach to the treatment of cancer and inflammation
Zenyth and the Ludwig Institute for Cancer Research (Ludwig) are collaborating to develop antibody inhibitors of Vascular Endothelial Growth Factor B (VEGF-B) for potential use in the treatment of cancer and rheumatoid arthritis (RA).

Antibodies against VEGF-B are currently being assessed in animal models of cancer and RA. A decision on moving a VEGF-B antibody into formal development will be made once the results from those studies are available. A mouse monoclonal antibody which is a potent antagonist of VEGF-B has been humanised by Zenyth and is suitable for development.

Project: VEGF-B gene and protein therapies – A new treatment for cardiovascular disease
Zenyth has previously generated substantial evidence supporting the potential application of the VEGF-B gene and protein in cardiovascular disease and is presently strengthening this data package with a view to seeking a partner with specific expertise in the development of novel therapies for cardiovascular disease.

Suppressors of cytokine signalling (SOCS) – A new strategy for the modulation of cytokine signalling
SOCS are a family of naturally occurring proteins which modulate cytokine activity. Zenyth holds key intellectual property over these SOCS proteins and is currently employing various strategies to both inhibit and enhance SOCS activity and identify potential therapeutic candidates and relevant target diseases. In order to fully capitalise on the accrued scientific expertise and validation of key SOCS targets, Zenyth is interested to explore potential relationships with companies that possess complimentary skills to collaboratively develop new drugs for indications in which SOCS function plays a major role.

EGF inhibitor
The epidermal growth factor (EGF) pathway is a validated therapeutic target for cancer. Several drugs that bind to and inhibit receptor activity are either on the market or in late stage clinical trials.

Studies by Zenyth collaborators at the Commonwealth Scientific and Industrial Research Organisation (CSIRO) and the Ludwig Institute for Cancer Research (LICR) have identified a truncated form of the EGF receptor (EGFR) that binds to EGF and other EGFR ligands with high affinity. In cell-based assays the truncated receptor has been shown to be a potent inhibitor of EGF activity.

Zenyth is collaborating with CSIRO and the LICR to evaluate the potential of the truncated EGFR (known as EGFR501) as a novel treatment for cancer. Recombinant EGFR501 is currently undergoing rigorous testing in a number of animal models of human tumour growth.

Capital structure
There has been no movement in issued share capital during the financial year or since the reporting date and up to the date of this report.

Corporate Structure
Zenyth Therapeutics Limited is a company limited by shares that is incorporated and domiciled in Victoria, Australia, and the head entity of the following group structure.


Zenyth Therapeutics Limited
All subsidiaries are 100% owned
Amrad Pty Ltd
Lessor of fixed assets
Zenyth Operations Pty Ltd
R&D Operating entity
Burnley Property Pty Ltd
Non-trading former property holder

Following the demerger of Avexa Limited in September 2004, Zenyth retained an initial 19.99% investment in Avexa at a cost of $4,800,000 and invested a further $1 million in the previous financial year as part of an Avexa capital raising. Zenyth's post capital raising holding in Avexa is 21,062,000 shares representing 10.6% of the Avexa issued share capital as at 30 June 2006 acquired at a total cost of $5.8 million.

Application to de-register Burnley Property Pty Ltd was filed with ASIC on 29 June 2006.

Events subsequent to reporting date

On 17 July 2006, the Company announced a proposal under which 100% of the issued shares in Zenyth would be acquired by CSL Limited. The acquisition is to be implemented by way of a scheme of arrangement between Zenyth and its shareholders (*Share Scheme*). The consideration to be offered by CSL to Zenyth shareholders will comprise 82 cents cash per Zenyth share and, subject to shareholder approval, a pro-rata capital return to Zenyth shareholders of all Zenyth's shareholding in Avexa Limited (*Avexa*) (*Special Distribution*). If the Special Distribution is approved by Zenyth shareholders, and if the Share Scheme becomes effective, Zenyth shareholders will also receive approximately one Avexa share for every six Zenyth shares they hold at the record date.

The proposal has been unanimously recommended by Zenyth's directors in the absence of a superior proposal, and subject to the receipt of an independent expert's report that the proposed transaction is in the best interests of Zenyth shareholders. Subject to those same qualifications, Zenyth's directors unanimously intend to vote all of the shares they hold or control in favour of the Share Scheme and the Special Distribution and all of the options they hold or control in favour of the proposed option scheme (see below).

Zenyth has approximately 6.4 million options on issue. Zenyth will also propose a scheme of arrangement between itself and its option holders to cancel these options for cash (*Option Scheme*). The cash consideration payable to Zenyth option holders will be based on standard option valuation methodology.

The Share Scheme will require the approval of Zenyth's shareholders and the approval of the Supreme Court of Victoria. Zenyth will also seek shareholder approval to undertake the Special Distribution. This approval will be sought at a general meeting to be held on the same day as the meeting to consider and vote on the Share Scheme.

Zenyth will also seek approval from its option holders, and the Court, for the cancellation of outstanding options under the Option Scheme. This approval will be sought at a meeting of option holders to be held on the same day as the meetings to consider and vote on the Share Scheme and the Special Distribution.

Zenyth and CSL have entered into a Merger Implementation Deed (*MID*) which provides a framework for implementing the proposed Share Scheme, Option Scheme and Special Distribution. An Explanatory Booklet with full details of the proposed transactions, including an Independent Expert's Report, is expected to be despatched to Zenyth shareholders in September 2006. The meetings to approve the Share Scheme, Option Scheme and the Special Distribution are expected to be held in early to mid October 2006.

The financial effects of the above announcement and related schemes on the financial performance and position of the consolidated entity has not been reflected in the financial statements as at and for the year ended ended 30 June 2006.

190,000 options to acquire ordinary shares with an exercise price of $0.86 have been cancelled since reporting date and up to the date of this financial report and 1,000,000 options issued with an exercise price of $0.62 and expiry date of 30 June 2011.

Other than the matters referred to above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Consolidated Income Statement
for the year ended 30 June 2006

	Note	Current period $A'000	Previous corresponding period $A'000
Licence fee and royalty revenue		**4,153**	8,300
Revenue		**4,153**	8,300
Other income		**1,123**	2,304
Changes in fair value of investment in listed entity		**1,790**	(2,023)
Changes in fair value of funds under management		**4,225**	5,317
Changes in fair value of investments		**6,015**	3,294
Licence fee and royalty payments	1(a)	**(1,207)**	(1,149)
Contract research and development costs	1(a)	**(4,913)**	(4,157)
Personnel expenses:			
Share-based payment expense	2	**(145)**	(154)
All other employee expenses		**(4,491)**	(4,494)
Depreciation and amortisation expense		**(663)**	(540)
Finance costs		**(22)**	(175)
Other expenses	1	**(4,279)**	(4,282)
Loss before tax		**(4,429)**	(1,053)
Income tax expense		**-**	-
Net Loss		**(4,429)**	(1,053)
Loss of discontinued operation, net of tax		**-**	(723)
Loss for the year	2	**(4,429)**	(1,776)
Basic earnings per share (ordinary shares)	15	**(3.5)**	(1.4)
Diluted earnings per share (ordinary shares)	15	**(3.5)**	(1.4)

Consolidated statement of changes in equity for the year ended 30 June 2006

	Issued Capital	Accumulated losses	Total equity
	$'000	**$'000**	**$'000**
Opening balance as at 1 July 2005	136,451	(82,798)	53,653
Non-profit items recognised directly in equity	-	-	-
Total non-profit items recognised directly in equity	-	-	-
Loss for the year	-	(4,429)	(4,429)
Total recognised income and expense for the year	**-**	**(4,429)**	**(4,429)**
Equity settled share-based payment transactions	-	145	145
Closing balance as at 30 June 2006	**136,451**	**(87,082)**	**49,369**

Consolidated statement of changes in equity for the year ended 30 June 2005

	Issued Capital	Accumulated losses	Total equity
	$'000	**$'000**	**$'000**
Opening balance as at 1 July 2004	147,743	(83,576)	64,167
Non-profit items recognised directly in equity:			
Capital reduction following demerger of Avexa Limited	(9,600)	-	(9,600)
Share capital cancelled as part of on market share buy back	(1,692)	-	(1,692)
Valuation adjustments recognised directly in equity	-	2,400	2,400
Total non-profit items recognised directly in equity	**(11,292)**	**2,400**	**2,400**
Loss for the year	-	(1,776)	(1,776)
Total recognised income and expense for the year	**-**	**624**	**624**
Equity settled share-based payment transactions	-	154	154
Closing balance as at 30 June 2005	**136,451**	**(82,798)**	**53,653**

Consolidated balance sheet as at 30 June 2006

	Note	Current period $A'000	Previous corresponding period $A'000
Current assets			
Cash and cash equivalents	3	**204**	2,152
Trade and other receivables	4	**107**	335
Investment in funds under management	5	**45,549**	49,575
Investment in listed entity	6	**4,844**	-
Other	8	**344**	150
Total current assets		**51,048**	52,212
Non-current assets			
Trade and other receivables	4	**105**	197
Investment in listed entity	6	**-**	3,054
Property, plant and equipment	7	**1,495**	1,173
Total non-current assets		**1,600**	4,424
Total assets		**52,648**	56,636
Current liabilities			
Trade and other payables	9	**2,359**	1,567
Employee benefits	10	**880**	816
Other	11	**-**	500
Total current liabilities		**3,239**	2,883
Non-current liabilities			
Employee benefits	10	**40**	100
Total non-current liabilities		**40**	100
Total liabilities		**3,279**	2,983
Net assets		**49,369**	53,653
Equity			
Issued capital	12	**136,451**	136,451
Accumulated losses	2	**(87,082)**	(82,798)
Total equity		**49,369**	53,653

Consolidated statement of cash flows for the year ended 30 June 2006

	Note	Current period $A'000	Previous corresponding period A'000
Cash flows from operating activities			
Cash receipts in the course of operations		**4,349**	10,206
Cash payments in the course of operations		**(13,634)**	(14,342)
Interest received		**42**	258
Net cash used in operating activities	24	**(9,243)**	(3,878)
Cash flows from investing activities			
Payment for investment in Avexa Limited		-	(5,800)
Funds demerged to Avexa Limited		-	(7,200)
Payments for property, plant and equipment		**(1,001)**	(358)
Payment for transfer of employee entitlements at book value to Avexa Limited		-	(86)
Proceeds from sale of plant and equipment		**46**	10
Proceeds from sale of investment in land and buildings in a prior year		-	3,000
Net proceeds from a prior year sale of businesses and a controlled entity, net of cash balances of disposed entities		-	2,454
Net cash used in investing activities		**(955)**	(7,980)
Cash flows from financing activities			
Net cash outlay on share buy back		-	(1,693)
Net cash transferred from funds under management		**8,250**	13,400
Net cash provided by financing activities		**8,250**	11,707
Net decrease in cash held		**(1,948)**	(151)
Cash at the beginning of the financial year		**2,152**	2,303
Cash at the end of the financial year	19	**204**	2,152

Notes to the consolidated income statement

1 Revenue and expenses

Other income	Current period $A'000	Previous corresponding period $A'000
Finance income:		
- interest from third parties	**42**	377
- foreign exchange gain	**62**	-
Finance income	**104**	377
Government grants	**-**	383
Rendering of services	**405**	451
Operating lease income	**557**	770
Profit on sale of fixed assets	**31**	10
Other income	**26**	313
Total other income	**1,123**	2,304

Expenses	Current period $A'000	Previous corresponding period $A'000
Net loss on sale of plant and equipment	**1**	1
Operating lease rental expense	**716**	770
Net foreign exchange loss and other finance costs	**22**	175
Amounts transferred to / (from) provisions for:		
- Employee entitlements	**661**	562
- Other provisions	**-**	(82)
Depreciation of plant and equipment	**663**	540
Superannuation payments	**397**	450
Other expenses:		
- Occupancy costs	**1,521**	1,481
- Insurance costs	**240**	313
- Consultancy costs	**133**	93
- Legal & professional fees	**296**	311
- Intellectual property management	**550**	558
- Information technology & asset maintenance	**214**	224
- Laboratory consumables	**593**	462
- Equipment leasing & hire	**14**	-
- Advertising & promotion	**157**	77
- Travel costs	**211**	266
- Sundry expenses	**350**	497
Total other expenses	**4,279**	4,282

(a) Research and Development (R&D)

	Current period $A'000	Previous corresponding period $A'000
Licence fee and royalty payments	**1,207**	1,149
Contract R&D expenditure	**4,913**	4,157
Direct R&D expenditure	**4,545**	5,701
Total R&D expenditure for the year	**10,645**	11,007

Notes to the consolidated income statement, statement of changes in equity, balance sheet and statement of cash flows

2 Consolidated accumulated losses

	Current period $A'000	Previous corresponding period $A'000
Accumulated losses at the beginning of the financial year	**(82,798)**	(83,576)
Net loss attributable to members	**(4,429)**	(1,776)
Realisation of asset revaluation reserve	-	2,400
Share-based payment expense	145	154
Accumulated losses at the end of the financial year	**(87,082)**	(82,798)

3 Cash and cash equivalents

Bank balances and cash floats	**204**	2,152

Interest on cash at bank is credited at prevailing market rates. The weighted average interest rate at reporting date was 3.3% (2005: 4.6%).

4 Trade and other receivables

Current

Interest receivable	-	16
Other debtors	**107**	319
Total trade and other receivables	**107**	335

Non-current

Amounts receivable from a prior year sale of businesses and a controlled entity	**105**	197

(i) Amounts receivable from the sale of businesses and a controlled entity includes a non-current receivable of $105,000 (2005: $197,000) representing the directors' estimate of the fair value of the proceeds from the sale of a business in a prior year. The receivable is non-interest bearing.

5 Investment in funds under management

Current

Funds under management comprises financial instruments in the following asset classes, at fair value:

Cash trusts and fixed interest	**35,540**	38,655
Equities	**10,009**	10,920
Total funds under management	**45,549**	49,575

5 Investment in funds under management (continued)

The Board of directors controls funds under management through the provision of an investment mandate to each of the investment managers. The mandate prescribes minimum credit ratings for individual financial instruments, asset allocation benchmarks and weighted average maturity profiles for interest bearing instruments.

Financing arrangements
The Company's banking facilities at 30 June 2006 comprised a Diammond Electronic Funds Transfer Facility.

6 Investment in listed entity

	Current period $A'000	Previous corresponding period $A'000
Current		
Shares in listed entity at fair value	**4,844**	-
Non-current		
Shares in listed entity at fair value	-	3,054

The value of the investment at period end reflects the closing share price immediately prior to period end, with movements in the fair value recorded in the income statement as "Changes in fair value of investment in listed entity." The investment has been reclassified at 30 June 2006 from a non-current to a current asset reflecting the Company's intention to liquidate the investment within twelve months of balance date.

7 Property, plant and equipment

	Current period $A'000	Previous corresponding period $A'000
Plant and equipment (at cost)	**8,054**	7,323
Less: Accumulated depreciation	**(6,559)**	(6,150)
	1,495	1,173

8 Other assets

	Current period $A'000	Previous corresponding period $A'000
Current		
Prepayments	**344**	150

9 Trade and other payables

	Current period $A'000	Previous corresponding period $A'000
Current		
Trade creditors and accruals	**2,359**	1,567

10 Employee benefits

	Current period $A'000	Previous corresponding period $A'000
Current		
Employee benefits	**880**	816

10 Employee benefits (continued)

	Current period $A'000	Previous corresponding period $A'000
Non-current		
Employee benefits	**40**	100

The weighted average interest rate at reporting date in respect of the settlement of non-current employee entitlements is 5.7% (2005: 5.2%). The carrying value of employee entitlements approximates fair value.

11 Other liabilities

	Current period $A'000	Previous corresponding period $A'000
Current		
Unearned income	-	500

12 Issued capital

Issued and paid up capital

	Current period $A'000	Previous corresponding period $A'000
125,176,327 (2005: 125,176,327) ordinary shares, fully paid	**136,451**	136,451
Movements during the year were as follows:		
Share capital at the beginning of the financial year	**136,451**	147,743
Capital reduction following demerger of Avexa Limited	-	(9,600)
Share capital cancelled as part of on-market share buy back	-	(1,692)
Share capital at the end of the financial year	**136,451**	136,451

Terms and conditions of ordinary shares
Holders of ordinary shares are entitled to one vote per share at shareholders' meetings and to receive any dividends as may be declared. In the event of winding up of the Company, ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Options to acquire ordinary shares
There were no options to acquire ordinary shares exercised during the year ended 30 June 2006 (2005: nil). 1,800,000 (2005: 1,550,000) options to acquire ordinary shares were issued during the financial year pursuant to the Zenyth Key Employee Share Option Plan with an exercise price of $0.62, various expiry dates and vesting progressively over the term of the options. A total of 1,447,000 (2005: 677,500) options to acquire ordinary shares expired during the reporting period.

At reporting date there were 5,439,650 (2005: 5,086,650) options outstanding having exercise prices between $0.34 and $2.02 (2005: $0.34 and $2.02). A total of 190,000 options with an exercise price of $0.86 have been cancelled since the reporting date and up to the date of this report and 1,000,000 options issued with an exercise price of $0.62 and expiry date of 30 June 2011.

13 Net tangible assets per ordinary security

	Current period	Previous corresponding period
Net tangible assets	**49,369 in $A'000**	53,653 in $A'000
Issued share capital at reporting date	**125,176,327**	125,176,327
Net tangible assets per ordinary security	**39.4 cents**	42.9 cents

14 Returns to shareholders

There have been no returns to shareholders during the financial year. The Company bought back and cancelled 3,323,673 of its own shares during the previous financial year as part of the on-market share buy back scheme which concluded on 4 April 2005.

15 Earnings per security (EPS)

	$A'000	$A'000
a) Earnings reconciliation		
Net loss	**(4,429)**	(1,776)
Basic earnings	**(4,429)**	(1,776)
Diluted earnings	**(4,428)**	(1,775)
b) Weighted average number of shares used as the denominator	**Number**	Number
Number for basic earnings per share:		
Ordinary shares	**125,176,327**	126,792,261
Number for diluted earnings per share:		
Ordinary shares	**125,176,327**	126,792,261
Effect of share options on issue	**50,000**	50,000
	125,226,327	126,842,261

16 Control gained over entities having material effect

There are no entities over which the Company gained control during or subsequent to the financial year ended 30 June 2006.

17 Loss of control of entities having material effect

Avexa Limited was incorporated during the prior financial year as a wholly owned subsidiary to which the Zenyth anti-infectives business was transferred on 1 July 2004. Details of the demerger have been provided in the prior year's full financial report.

18 Non-cash financing and investing entities

Other than the demerger of Avexa Limited in the previous financial year, there have been no financing and investing transactions during the current or previous financial year which have had a material effect on consolidated assets and liabilities.

19 Reconciliation of cash

Reconciliation of cash at the end of the period as shown in the consolidated statement of cash flows to the related items in the accounts is as follows.

	Current period $A'000	Previous corresponding period $A'000
Cash on hand and at bank	**204**	2,152

20 Material interests in entities which are not controlled entities

The consolidated entity has the following interest in Avexa Limited and Cerylid Biosciences Limited at reportting date.

Name of entity	Percentage of ownership interest held at period end or disposal date		Contribution to net loss	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period $A'000
Avexa Limited	**10.6%**	15.27%	**1,790 (i)**	(2,746) (ii)
Cerylid Biosciences Ltd	**20.87%**	20.87%	**- (iii)**	-

(i) Comprising positive movement in fair value recognised through profit or loss.

(ii) Included within the consolidated operating result for the year ended 30 June 2005 was a write down to fair value of the investment held by Zenyth in Avexa Limited.

(iii) The Company holds 20.87% (2005: 20.87%) interest in Cerylid Biosciences Limited represented by 10,280,000 ordinary shares issued at $1 each. In the opinion of directors, the carrying value is nil having regard to the uncertainty of the quantum, timing and nature of any return to Zenyth on its investment. Cerylid Biosciences Limited is an unlisted genomics-driven drug discovery company.

21 Factors affecting the results in the future

Refer to the "Events subsequent to reporting date" note on page 4 of this report.

22 Segment reporting

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest or dividend-earning assets and revenue and corporate assets and expenses.

During the reporting period, the consolidated entity comprised the following main business segments, based on the consolidated entity's management reporting system:

Core business – commercialisation of R&D	Research, development and commercialisation activities
Corporate	Administration, management services, investments of funds and operational infrastructure

22 Segment reporting (continued)

The Zenyth anti-infectives division was transferred on 1 July 2004 to Avexa Limited in preparation for its demerger from the Zenyth Group which became effective on 7 September 2004. For the year ended 30 June 2004, this division remained within the core business segment but for the period from 1 July 2004 to 7 September 2004, has been excluded from core business activities and reported separately as unallocated revenues and expenses.

Geographic segments
The consolidated entity operates predominantly in Australia. More than 90% of revenue, operating loss and segment assets relate to operations in Australia.

	Core business		Corporate		Eliminations		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	$A'000	$A'000	**$A'000**	$A'000	**$A'000**	$A'000	**$A'000**	$A'000
Revenue and income								
External segment revenue	**3,674**	6,800	**1,602**	3,804	**-**	-	**5,276**	10,604
Inter-segment income	**-**	-	**10,906**	9,791	**(10,906)**	(9,791)	**-**	-
Total segment income	**3,674**	6,800	**12,508**	13,595	**(10,906)**	(9,791)	**5,276**	10,604
Fair value adjustments: income / (expense)	**-**	-	**6,015**	3,294	-	-	**6,015**	3,294
Total revenue and income							**11,291**	13,898
Result								
Segment result	**(6,883)**	(3,700)	**2,454**	2,647	-	-	**(4,429)**	(1,053)
Unallocated result							**-**	(723)
Loss before income tax							**(4,429)**	(1,776)
Income tax expense							**-**	-
Loss after income tax							**(4,429)**	(1,776)
Assets								
Segment assets	**1,083**	883	**51,565**	55,753	-	-	**52,648**	56,636
Liabilities								
Segment liabilities	**2,470**	1,540	**809**	1,443	-	-	**3,279**	2,983
Acquisitions of non-current assets	**561**	5	**441**	353	-	-	**1,002**	358
Depreciation and amortisation	**48**	10	**615**	530	-	-	**663**	540
Non-cash expenses other than depreciation and amortisation:								
Increase in employee provisions	**162**	265	**136**	297	**-**	-	**298**	562
Impairment loss on intercompany loan	**-**	-	**14,411**	14,066	**(14,411)**	(14,066)	**-**	-

23 Franking credits available

An estimated $11,084,000 (2005: $11,016,000) of franking credits are available in the dividend franking account at reporting date. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

24 Reconciliation of loss after related income tax to net cash used in operating activities

	Current period $A'000	Previous corresponding period $A'000
Loss from ordinary activities after income tax	**(4,429)**	(1,776)
Add / (less) non-cash items:		
- Depreciation and amortisation	**663**	542
- Net (gain) / loss on sale of plant and equipment	**(30)**	1
- Share-based payment expense	**145**	154
- Operating result of Avexa Limited to 7 September 2004 not funded through Zenyth cash	**-**	723
Licence fee and royalty income	**(500)**	-
- Non-cash interest on property sale deferred consideration	**-**	(250)
- Movement in fair value of investment in funds under management	**(4,425)**	(5,317)
Amounts transferred to / (from) provisions for:		
- Employee entitlements	**4**	562
- Movement in fair value of investment in listed entity	**1,790**	2,023
- Other provisions	**-**	(82)
Change in assets and liabilities:		
- (Increase) / decrease in Receivables	**184**	129
- (Increase) / decrease in Other assets	**(278)**	18
- Increase / (decrease) in Payables	**1,013**	317
- Increase / (decrease) in Provisions	**-**	(510)
- Increase / (decrease) in Other liabilities	**-**	(410)
Net cash used in operating activities	**(9,243)**	(3,878)

25 Explanation of transition to AIFRS

This is the Company's and consolidated entity's first financial report prepared in accordance with AIFRS.

The policies set out in Note 1 of the full financial report have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in this financial report for the year ended 30 June 2005 and in the preparation of an opening AIFRS balance sheet as at 1 July 2004, the consolidated entity's date of transition.

In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial reports prepared in accordance with its old basis of accounting (previously Australian Generally Accepted Accounting Principles, or AGAAP). An explanation of how the transition from previous AGAAP to AIFRS has affected the Company's and consolidated entity's financial position, financial performance and cash flows is set out in the following table and the notes that accompany the table.

25 Explanation of transition to AIFRS (continued)

(i) Financial position

In the following table, assets and liabilities are unaffected by the transition and therefore the constituent asset and liability figures under previous AGAAP as at 1 July 2004 and 31 December 2004 remain the same as previously reported and therefore have been excluded from the table. No transition balance date adjustments have been made.

(ii) Financial performance

The only expense or revenue item in the income statement that has been affected by the transition is the 'Personnel expenses' item, which has been increased to reflect the fair value of equity-settled share-based payments by $154,000 for the year ended 30 June 2005. On the basis that no revenue item or any other expense items are affected by the transition, an abridged version of the income statement is therefore reflected in the table.

For disclosure purposes only and in accordance with AASB 101 *Presentation of Financial Statements*, the components of the prior period result that relate to the discontinued operation have been disclosed as a single amount representing the loss on discontinued operation of the face of the income statement.

Movements in fair values of assets classified for the first reporting period as *financial assets at fair value through profit or loss* have previously been disclosed as revenue or expense in the determination of the operating result. For the first time this reporting period ended 30 June 2006, these fair value adjustments have been segregated from both revenue and expense and disclosed as a separate category of transaction in the income statement. There is no impact on overall operating performance however disclosure of revenues has been affected. Classification of prior year comparatives has also been adjusted in the income statement. This reclassification also applies to certain other items of income including government grants, interest income, income from the rendering of services, operating lease agreements and sundry income.

(iii) Cash flows

There are no adjustments required between the statement of cash flows prepared under AIFRS and previous AGAAP.

Other Accounting Impact – Impairment

Under previous AGAAP the carrying amounts of non-current assets were reviewed at reporting date to determine whether they were in excess of their recoverable amount. If the carrying amount exceeded the recoverable amount, then the asset was written down to its recoverable amount, with the write down recognised as an expense in the income statement in the period in which it occurred.

Under AIFRS, the carrying amounts of non-current assets are reviewed each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset is tested for impairment by comparing its recoverable amount to its carrying amount. An impairment loss will be recognised whenever the carrying amount of the asset exceeds its recoverable amount. Impairment losses will be recognised in the income statement unless they relate to a revalued asset, where the impairment loss will be treated in the same as a revaluation decrease.

Under previous AGAAP, the recoverable amount of non-current assets was assessed at the entity level using undiscounted cash flows. Under AIFRS, the recoverable amount of non-current assets is required to be assessed using estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the risks specific to the asset.

A review of the consolidated entity's non-current assets at the 30 June 2005 and 30 June 2006 reporting dates did not reveal any indication of impairment.

25 Explanation of transition to AIFRS (continued)

	Previous AGAAP	Effect of transition to AIFRS	AIFRS	Previous AGAAP	Effect of transition to AIFRS	AIFRS
				Year ended 30 June 2005 in $A'000		
Impact of AIFRS transition on income statement:						
Revenues from ordinary activities				15,921	(5,317)	10,604
Fair value adjustment for financial assets at fair value through profit or loss				-	5,317	5,317
Expenses other than employee expenses				(13,049)	-	(13,049)
Employee expenses				(4,494)	(154)	(4,648)
Loss before tax				(1,622)	(154)	(1,776)
Income tax expense				-	-	-
Loss after tax				(1,622)	(154)	(1,776)

	1 July 2004 balances in $A'000			30 June 2005 balances in $A'000 (including transition date adjustment)		
Impact of AIFRS transition on balance sheet						
Equity						
Issued capital	147,743	-	147,743	136,451	-	136,451
Accumulated losses	(83,576)	-	(83,576)	(82,798)	-	(82,798)
Total equity	64,167	-	64,167	53,653	-	53,653

The above disclosures apply to both the Company and the consolidated entity.

26 Compliance statement

The financial report has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group (UIG) Interpretations adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. International Financial Reporting Standards (IFRS) form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS (AIFRS). The financial reports of the Company and consolidated entity also comply with IFRS and interpretations adopted by the International Accounting Standards Board or other standards acceptable to ASX.

This report is based on accounts which have been audited. The unqualified audit report by the auditor is attached.

Sign here: .... Date: ....
(Director/Company Secretary)

Print name: ....

Doc# 121902 v4

Independent audit report to the members of Zenyth Therapeutics Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statement, balance sheet, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Zenyth Therapeutics Limited (the Company) and Zenyth Therapeutics Limited and its controlled entities (the consolidated entity) for the year ended 30 June 2006. The consolidated entity comprises both the Company and the entities it controlled during that financial year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives (remuneration disclosures) required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration Report" in the audited sections of the Directors' Report and not in the financial report.

The Remuneration Report also contains unaudited information not required by Australian Accounting Standard AASB 124 which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards.* The directors are also responsible for the remuneration disclosures contained in the Directors' Report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and that the remuneration disclosures comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

1. In our opinion, the financial report of Zenyth Therapeutics Limited is in accordance with:

   a) the Corporations Act 2001, including:

      i. giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and

      ii. complying with Australian Accounting Standards and the Corporations Regulations 2001; and

   b) other mandatory professional reporting requirements in Australia.

2. The audited remuneration disclosures contained in the Remuneration Report in the Directors' Report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures.*

KPMG

B W Szentirmay
Partner

Melbourne August 2006

Doc# 121902 v4